Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 91 for details.

Quarterly Report
to Shareholders

Scotiabank reports second quarter results

TORONTO, May
 28, 2024 –
The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported second quarter net income of $2,092 million compared to $2,146 million in the same period last year. Diluted earnings per share (EPS) were $1.57, compared to $1.68 in the same period a year ago.

Adjusted net income
(1)
for the second quarter was $2,105 million and adjusted diluted EPS
(1)
was $1.58, down from $1.69 last year. Adjusted return on equity
(1)
was 11.3% compared to 12.3% a year ago.

“The Bank delivered solid results this quarter against a backdrop of ongoing macroeconomic uncertainty, reporting positive operating leverage driven by revenue growth and continued expense discipline. We are executing on our commitment to balanced growth as our deposit momentum continues, while maintaining strong capital and liquidity metrics,” said Scott Thomson, President and CEO of Scotiabank. “I am proud to see Scotiabankers across our global footprint rallying behind our new strategy and coming together to drive our key strategic initiatives forward.”

Canadian Banking delivered adjusted earnings
(1)
of $1 billion this quarter. Solid revenue growth outpaced expense growth resulting in another quarter of positive operating leverage, while provision for credit losses increased compared to the prior year. In addition, deposit growth, a key component of the refreshed strategy, was up 7% year-over-year.

International Banking generated adjusted earnings
(1)
of $701 million. Revenue growth driven by strong margin expansion, disciplined expense and capital management, were offset by higher provision for credit losses. Adjusted return on equity
(1)
was 14.5%, a 120 basis point improvement from last year.

Global Wealth Management adjusted earnings
(1)
were $389 million, up 8% year over year. Assets under management
(2)
of $349 billion increased by 6% resulting in strong revenue growth, partly offset by investments to support long-term business growth.

Global Banking and Markets reported earnings of $428 million, up 7% compared to the prior year. Results were supported by higher fee-based revenue and lower provision for credit losses.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio
(3)
of 13.2%, up from 12.3% last year.

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    Refer to Glossary on page 55 for the description of the measure.
(3)
    The Q2 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline –Capital Adequacy Requirements (November 2023). The Q2 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q2 2024		2023 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk to terminology, measures and key parameters.			75-79
	3	Top and emerging risks, and the changes during the reporting period.			81-82, 86-93
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	50-53		56-59, 101-104, 117-119
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			73-75
	6	Description of risk culture and procedures applied to support the culture.			75-79
	7	Description of key risks from the Bank’s business model.			80
	8	Stress testing use within the Bank’s risk governance and capital management.			76-77
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	50-51	4-5	56-59	210
	10	a) Regulatory capital components.	50-51, 79	22-24	60
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		19-20
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	50-51	91	61-62
	12	Discussion of targeted level of capital, and the plans on how to establish this.			56-59
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		7, 37-40, 44-61, 70-75, 79, 94, 100	64-68, 80, 127	179, 233
	14	Analysis of the capital requirements for each Basel asset class.		17-18, 37-62, 68-75, 79, 84-87	64-68	179, 227-233
	15	Tabulate credit risk in the Banking Book.	83-84	17-18, 37-62, 84-87	64-68	228
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		63, 78, 93	64-68
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		98	65-67
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	41-44		98-104
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	41-44		101
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	48-49		105-107
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	46-47		104-105
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	40-41		97-98
	23	Discussion of significant trading and non-trading market risk factors.	85		93-98	232-233
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	39-40, 85		93-98	232-233
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			93-98	233
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		7, 37-40, 44-61, 70-75	86-93, 121-127	189-190, 229-231
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				158-160, 190
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	68	34-35	89, 121-122, 124-125	190
	29	Analysis of counterparty credit risk that arises from derivative transactions.	51-52, 83-84	99	84-85	177-180
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	83-84		84-85, 90
Other risks	31	Quantified measures of the management of operational risk.			68, 108
	32	Discussion of publicly known risk items.	52		72

2	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2024. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2023 Annual Report. This MD&A is dated May 28, 2024.
Additional information relating to the Bank, including the Bank’s 2023 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2023 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

16	Overview of Performance

18	Group Financial Performance

20	Business Segment Review

33	Geographic Highlights

34	Quarterly Financial Highlights

35	Financial Position

35	Risk Management

50	Capital Management

51	Financial Instruments

52	Off-Balance Sheet Arrangements

52	Regulatory Developments

53	Accounting Policies and Controls

54	Share Data

55	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2024	3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended			As at and for the six months ended
(Unaudited)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Operating results ($ millions)
Net interest income	4,694	4,773	4,460	9,467	9,023
Non-interest income	3,653	3,660	3,453	7,313	6,852
Total revenue	8,347	8,433	7,913	16,780	15,875
Provision for credit losses	1,007	962	709	1,969	1,347
Non-interest expenses	4,711	4,739	4,574	9,450	9,035
Income tax expense	537	533	484	1,070	1,589
Net income	2,092	2,199	2,146	4,291	3,904
Net income attributable to common shareholders	1,943	2,066	2,018	4,009	3,638
Operating performance
Basic earnings per share ($)	1.59	1.70	1.69	3.29	3.05
Diluted earnings per share ($)	1.57	1.68	1.68	3.25	3.02
Return on equity (%) (2)	11.2	11.8	12.2	11.6	11.0
Return on tangible common equity (%) (3)	13.8	14.6	15.3	14.2	13.8
Productivity ratio (%) (2)	56.4	56.2	57.8	56.3	56.9
Net interest margin (%) (3)	2.17	2.19	2.12	2.18	2.12
Financial position information ($ millions)
Cash and deposits with financial institutions	58,631	67,249	63,893
Trading assets	132,280	126,387	114,695
Loans	753,526	743,892	764,068
Total assets	1,399,430	1,392,886	1,373,466
Deposits	942,028	939,773	945,538
Common equity	70,577	69,977	69,051
Preferred shares and other equity instruments	8,779	8,779	8,075
Assets under administration (2)	738,927	715,941	684,170
Assets under management (2)	348,644	339,604	329,502
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (4)	13.2	12.9	12.3
Tier 1 capital ratio (%) (4)	15.2	14.8	14.1
Total capital ratio (%) (4)	17.1	16.7	16.2
Total loss absorbing capacity (TLAC) ratio (%) (5)	28.9	28.9	28.3
Leverage ratio (%) (6)	4.4	4.3	4.2
TLAC Leverage ratio (%) (5)	8.4	8.4	8.4
Risk-weighted assets ($ millions) (4)	450,191	451,018	451,063
Liquidity coverage ratio (LCR) (%) (7)	129	132	131
Net stable funding ratio (NSFR) (%) (8)	117	117	111
Credit quality
Net impaired loans ($ millions)	4,399	4,215	3,554
Allowance for credit losses ($ millions) (9)	6,768	6,597	5,931
Gross impaired loans as a % of loans and acceptances (2)	0.83	0.80	0.67
Net impaired loans as a % of loans and acceptances (2)	0.57	0.55	0.45
Provision for credit losses as a % of average net loans and acceptances (annualized) (2)(10)	0.54	0.50	0.37	0.52	0.35
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (2)(10)	0.52	0.49	0.33	0.51	0.31
Net write-offs as a % of average net loans and acceptances (annualized) (2)	0.48	0.42	0.29	0.45	0.29
Adjusted results (3)
Adjusted net income ($ millions)	2,105	2,212	2,161	4,317	4,513
Adjusted diluted earnings per share ($)	1.58	1.69	1.69	3.27	3.53
Adjusted return on equity (%)	11.3	11.9	12.3	11.6	12.8
Adjusted return on tangible common equity (%)	13.8	14.6	15.3	14.2	16.0
Adjusted productivity ratio (%)	56.2	56.0	57.5	56.1	56.6
Common share information
Closing share price ($) (TSX)	63.16	62.87	67.63
Shares outstanding (millions)
Average – Basic	1,223	1,214	1,192	1,218	1,192
Average – Diluted	1,228	1,221	1,197	1,225	1,199
End of period	1,230	1,222	1,198
Dividends paid per share ($)	1.06	1.06	1.03	2.12	2.06
Dividend yield (%) (2)	6.4	7.0	6.0	6.7	6.0
Market capitalization ($ millions) (TSX)	77,660	76,835	81,033
Book value per common share ($) (2)	57.40	57.26	57.63
Market value to book value multiple (2)	1.1	1.1	1.2
Price to earnings multiple (trailing 4 quarters) (2)	10.5	10.3	10.0
Other information
Employees (full-time equivalent)	89,090	89,249	91,030
Branches and offices	2,316	2,351	2,398
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Glossary on page 55 for the description of the measure.
(3)	Refer to Non-GAAP Measures section starting on page 5.
(4)
Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The Q2 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(10)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

4	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Second Quarter Report 2024	5

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Reported Results
Net interest income	$4,694	$4,773	$4,460	$9,467	$9,023
Non-interest income	3,653	3,660	3,453	7,313	6,852
Total revenue	8,347	8,433	7,913	16,780	15,875
Provision for credit losses	1,007	962	709	1,969	1,347
Non-interest expenses	4,711	4,739	4,574	9,450	9,035
Income before taxes	2,629	2,732	2,630	5,361	5,493
Income tax expense	537	533	484	1,070	1,589
Net income	$2,092	$2,199	$2,146	$4,291	$3,904
Net income attributable to non-controlling interests in subsidiaries (NCI)	26	25	24	51	61
Net income attributable to equity holders	2,066	2,174	2,122	4,240	3,843
Net income attributable to preferred shareholders and other equity instrument holders	123	108	104	231	205
Net income attributable to common shareholders	$1,943	$2,066	$2,018	$4,009	$3,638
Diluted earnings per share (in dollars)	$1.57	$1.68	$1.68	$3.25	$3.02
Weighted average number of diluted common shares outstanding (millions)	1,228	1,221	1,197	1,225	1,199
Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	$18	$18	$21	$36	$42
Total non-interest expense adjusting items (Pre-tax)	18	18	21	36	42
Total impact of adjusting items on net income before taxes	18	18	21	36	42
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579
Amortization of acquisition-related intangible assets	(5)	(5)	(6)	(10)	(12)
Total impact of adjusting items on income tax expense	(5)	(5)	(6)	(10)	567
Total impact of adjusting items on net income	$13	$13	$15	$26	$609
Impact of adjusting items on NCI	–	–	–	–	–
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$13	$13	$15	$26	$609
Adjusted Results
Net interest income	$4,694	$4,773	$4,460	$9,467	$9,023
Non-interest income	3,653	3,660	3,453	7,313	6,852
Total revenue	8,347	8,433	7,913	16,780	15,875
Provision for credit losses	1,007	962	709	1,969	1,347
Non-interest expenses	4,693	4,721	4,553	9,414	8,993
Income before taxes	2,647	2,750	2,651	5,397	5,535
Income tax expense	542	538	490	1,080	1,022
Net income	$2,105	$2,212	$2,161	$4,317	$4,513
Net income attributable to NCI	26	25	24	51	61
Net income attributable to equity holders	2,079	2,187	2,137	4,266	4,452
Net income attributable to preferred shareholders and other equity instrument holders	123	108	104	231	205
Net income attributable to common shareholders	$1,956	$2,079	$2,033	$4,035	$4,247
Diluted earnings per share (in dollars)	$1.58	$1.69	$1.69	$3.27	$3.53
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.01	$0.01	$0.02	$0.51
Weighted average number of diluted common shares outstanding (millions)	1,228	1,221	1,197	1,225	1,199
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

6	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

1.	All reported periods were adjusted for:
a) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

2.	The Bank’s fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.
a) Divestitures and wind-down of operations
In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax).
For further details, please refer to Note 36 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders.
b) Restructuring charge and severance provisions
In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax)
related to workforce reductions and changes as a result of the Bank’s end-to-end
digitization, automation, changes in customers’
day-to-day
banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels.
c) Consolidation of real estate and contract termination costs
In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax)
related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.
d) Impairment of
non-financial
assets
In Q4 2023, the Bank recorded impairment charges of $185 million ($159 million after-tax)
related to its investment in associate, Bank of Xi’an Co. Ltd. in China whose market value has remained below the Bank’s carrying value for a prolonged period. For further details, refer to Note 17 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders. Impairment of intangible assets, including software, of $161 million ($114 million after-tax)
was also recognized.
e) Canada Recovery Dividend
In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time
tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted.

3.	The Bank’s Q4 2022 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)
Restructuring charge – The Bank recorded a restructuring charge of $85 million ($66 million after-tax)
related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation.

b)
Divestitures and wind-down of operations – The Bank sold investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down
of these entities resulted in a net loss of $361 million ($340 million after-tax).

c)
Support costs for the Scene+ loyalty program – The Bank recorded costs of $133 million ($98 million after-tax)
to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner.

Scotiabank Second Quarter Report 2024	7

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,008	$695	$382	$428	$(421)	$2,092
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	24	2	–	–	26
Reported net income attributable to equity holders	1,008	671	380	428	(421)	2,066
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	123	123
Reported net income attributable to common shareholders	$1,008	$671	$380	$428	$(544)	$1,943
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	–	18
Total impact of adjusting items on net income before taxes	1	8	9	–	–	18
Impact of adjusting items on income tax expense	(1)	(2)	(2)	–	–	(5)
Total impact of adjusting items on net income	–	6	7	–	–	13
Total impact of adjusting items on net income attributable to equity holders and common shareholders	–	6	7	–	–	13
Adjusted net income (loss)	$1,008	$701	$389	$428	$(421)	$2,105
Adjusted net income attributable to equity holders	$1,008	$677	$387	$428	$(421)	$2,079
Adjusted net income attributable to common shareholders	$1,008	$677	$387	$428	$(544)	$1,956
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

	For the three months ended January 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,095	$768	$371	$439	$(474)	$2,199
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	22	3	–	–	25
Reported net income attributable to equity holders	1,095	746	368	439	(474)	2,174
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	–	1	105	108
Reported net income attributable to common shareholders	$1,094	$745	$368	$438	$(579)	$2,066
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	–	18
Total impact of adjusting items on net income before taxes	1	8	9	–	–	18
Impact of adjusting items on income tax expense	–	(2)	(3)	–	–	(5)
Total impact of adjusting items on net income	1	6	6	–	–	13
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	6	6	–	–	13
Adjusted net income (loss)	$1,096	$774	$377	$439	$(474)	$2,212
Adjusted net income attributable to equity holders	$1,096	$752	$374	$439	$(474)	$2,187
Adjusted net income attributable to common shareholders	$1,095	$751	$374	$438	$(579)	$2,079
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

8	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended April 30, 2023 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,055	$657	$356	$401	$(323)	$2,146
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	21	3	–	–	24
Reported net income attributable to equity holders	1,055	636	353	401	(323)	2,122
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	100	104
Reported net income attributable to common shareholders	$1,054	$635	$352	$400	$(423)	$2,018
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	11	9	–	–	21
Total non-interest expenses adjustments (Pre-tax)	1	11	9	–	–	21
Total impact of adjusting items on net income before taxes	1	11	9	–	–	21
Impact of adjusting items on income tax expense	–	(3)	(3)	–	–	(6)
Total impact of adjusting items on net income	1	8	6	–	–	15
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	8	6	–	–	15
Adjusted net income (loss)	$1,056	$665	$362	$401	$(323)	$2,161
Adjusted net income attributable to equity holders	$1,056	$644	$359	$401	$(323)	$2,137
Adjusted net income attributable to common shareholders	$1,055	$643	$358	$400	$(423)	$2,033
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

	For the six months ended April 30, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$2,103	$1,463	$753	$867	$(895)	$4,291
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	46	5	–	–	51
Reported net income attributable to equity holders	2,103	1,417	748	867	(895)	4,240
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	–	1	228	231
Reported net income attributable to common shareholders	$2,102	$1,416	$748	$866	$(1,123)	$4,009
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	16	18	–	–	36
Total non-interest expenses adjustments (Pre-tax)	2	16	18	–	–	36
Total impact of adjusting items on net income before taxes	2	16	18	–	–	36
Impact of adjusting items on income tax expense	(1)	(4)	(5)	–	–	(10)
Total impact of adjusting items on net income	1	12	13	–	–	26
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	12	13	–	–	26
Adjusted net income (loss)	$2,104	$1,475	$766	$867	$(895)	$4,317
Adjusted net income attributable to equity holders	$2,104	$1,429	$761	$867	$(895)	$4,266
Adjusted net income attributable to common shareholders	$2,103	$1,428	$761	$866	$(1,123)	$4,035
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2024	9

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the six months ended April 30, 2023 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$2,141	$1,336	$743	$920	$(1,236)	$3,904
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	56	5	–	–	61
Reported net income attributable to equity holders	2,141	1,280	738	920	(1,236)	3,843
Reported net income attributable to preferred shareholders and other equity instrument holders	2	2	1	2	198	205
Reported net income attributable to common shareholders	$2,139	$1,278	$737	$918	$(1,434)	$3,638
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax) Amortization of acquisition-related intangible assets	3	21	18	–	–	42
Total non-interest expenses adjustments (Pre-tax)	3	21	18	–	–	42
Total impact of adjusting items on net income before taxes	3	21	18	–	–	42
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579	579
Impact of other adjusting items on income tax expense	(1)	(6)	(5)	–	–	(12)
Total impact of adjusting items on income tax expense	(1)	(6)	(5)	–	579	567
Total impact of adjusting items on net income	2	15	13	–	579	609
Total impact of adjusting items on net income attributable to equity holders and common shareholders	2	15	13	–	579	609
Adjusted net income (loss)	$2,143	$1,351	$756	$920	$(657)	$4,513
Adjusted net income attributable to equity holders	$2,143	$1,295	$751	$920	$(657)	$4,452
Adjusted net income attributable to common shareholders	$2,141	$1,293	$750	$918	$(855)	$4,247
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 17.
T3 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended						For the six months ended
($ millions)	January 31, 2024 (1)			April 30, 2023 (1)			April 30, 2023 (1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,246	$19	$2,227	$1,999	$8	$1,991	$3,891	$(82)	$3,973
Non-interest income	857	6	851	743	(88)	831	1,535	(163)	1,698
Total revenue	3,103	25	3,078	2,742	(80)	2,822	5,426	(245)	5,671
Provision for credit losses	574	6	568	436	(3)	439	840	(27)	867
Non-interest expenses	1,571	2	1,569	1,478	(23)	1,501	2,911	(98)	3,009
Income tax expense	190	4	186	171	(10)	181	339	(20)	359
Net income	$768	$13	$755	$657	$(44)	$701	$1,336	$(100)	$1,436
Net income attributable to non-controlling interests in subsidiaries (NCI)	$22	$–	$22	$21	$2	$19	$56	$4	$52
Net income attributable to equity holders of the Bank	$746	$13	$733	$636	$(46)	$682	$1,280	$(104)	$1,384
Other measures
Average assets ($ billions)	$236	$1	$235	$239	$3	$236	$233	$(2)	$235
Average liabilities ($ billions)	$184	$2	$182	$181	$4	$177	$175	$(1)	$176
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

10	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted Results	For the three months ended						For the six months ended
($ millions)	January 31, 2024 (1)			April 30, 2023 (1)			April 30, 2023 (1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,246	$19	$2,227	$1,999	$8	$1,991	$3,891	$(82)	$3,973
Non-interest income	857	6	851	743	(88)	831	1,535	(163)	1,698
Total revenue	3,103	25	3,078	2,742	(80)	2,822	5,426	(245)	5,671
Provision for credit losses	574	6	568	436	(3)	439	840	(27)	867
Non-interest expenses	1,563	2	1,561	1,467	(24)	1,491	2,890	(99)	2,989
Income tax expense	192	4	188	174	(10)	184	345	(20)	365
Net income	$774	$13	$761	$665	$(43)	$708	$1,351	$(99)	$1,450
Net income attributable to non-controlling interests in subsidiaries (NCI)	$22	$–	$22	$21	$2	$19	$56	$4	$52
Net income attributable to equity holders of the Bank	$752	$13	$739	$644	$(45)	$689	$1,295	$(103)	$1,398
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Reconciliation of average total assets, core earning assets and core net interest income
Net interest margin
Net interest margin is a
non-GAAP
ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income (annualized) divided by average core earning assets.
Components of the net interest margin are defined below:
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it represents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.

Scotiabank Second Quarter Report 2024	11

MANAGEMENT’S DISCUSSION & ANALYSIS

T4 Reconciliation of average total assets, average earning assets, average core earning assets and net interest margin by business line
Consolidated Bank

	For the three months ended			For the six months ended
($ millions)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Average total assets – Reported (2)	$1,411,181	$1,423,337	$1,390,729	$1,417,472	$1,385,836
Less: Non-earning assets	108,405	110,932	111,531	109,849	115,611
Average total earning assets (2)	$1,302,776	$1,312,405	$1,279,198	$1,307,623	$1,270,225
Less:
Trading assets	144,737	142,014	115,611	143,360	117,829
Securities purchased under resale agreements and securities borrowed	191,661	194,807	189,757	193,251	182,227
Other deductions	62,497	72,504	73,073	67,556	71,908
Average core earning assets (2)	$903,881	$903,080	$900,757	$903,456	$898,261
Net interest income – Reported	$4,694	$4,773	$4,460	$9,467	$9,023
Less: Non-core net interest income	(139)	(198)	(204)	(337)	(409)
Core net interest income	$4,833	$4,971	$4,664	$9,804	$9,432
Net interest margin	2.17%	2.19%	2.12%	2.18%	2.12%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended			For the six months ended
($ millions)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Average total assets – Reported (2)	$444,923	$444,856	$450,634	$444,889	$450,332
Less: Non-earning assets	4,191	4,312	3,957	4,252	3,997
Average total earning assets (2)	$440,732	$440,544	$446,677	$440,637	$446,335
Less:
Other deductions	22,421	28,843	28,655	25,667	27,958
Average core earning assets (2)	$418,311	$411,701	$418,022	$414,970	$418,377
Net interest income – Reported	$2,634	$2,653	$2,342	$5,287	$4,729
Less: Non-core net interest income	–	–	–	–	–
Core net interest income	$2,634	$2,653	$2,342	$5,287	$4,729
Net interest margin	2.56%	2.56%	2.30%	2.56%	2.28%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended			For the six months ended
($ millions)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Average total assets – Reported (2)	$235,303	$236,467	$238,705	$235,873	$233,454
Less: Non-earning assets	16,554	16,956	20,050	16,757	19,569
Average total earning assets (2)	$218,749	$219,511	$218,655	$219,116	$213,885
Less:
Trading assets	6,534	6,778	6,059	6,657	5,587
Securities purchased under resale agreements and securities borrowed	4,314	3,431	2,868	3,868	2,952
Other deductions	7,640	7,731	7,240	7,686	7,406
Average core earning assets (2)	$200,261	$201,571	$202,488	$200,905	$197,940
Net interest income – Reported	$2,261	$2,246	$1,999	$4,507	$3,891
Less: Non-core net interest income	60	35	(28)	95	(82)
Core net interest income	$2,201	$2,211	$2,027	$4,412	$3,973
Net interest margin	4.47%	4.36%	4.10%	4.42%	4.05%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.

12	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Attributed capital and business segment return on equity
The amount of common equity allocated to each business segment is referred to as attributed capital. The attribution of capital within each business segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Attributed capital is a non-GAAP
measure.
Effective November 1, 2023, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 11.5% of the Basel III common equity capital requirements. Previously, capital was attributed based on a methodology that approximated 10.5% of Basel III common equity capital requirements.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP
measure.
Adjusted return on equity for the business segments is calculated as a ratio of adjusted net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP
measure.
T5 Return on equity by operating segment

	For the three months ended April 30, 2024
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$1,008	$671	$380	$428	$(544)		$1,943
Total average common equity (2)(3)	20,507	18,927	10,222	14,865	5,756		70,277
Return on equity	20.0%	14.4%	15.1%	11.7%	nm	(4)	11.2%
Adjusted (5)
Net income attributable to common shareholders	$1,008	$677	$387	$428	$(544)		$1,956
Return on equity	20.0%	14.5%	15.4%	11.7%	nm	(4)	11.3%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)
Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 6.

	For the three months ended January 31, 2024							For the three months ended April 30, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$1,094	$745	$368	$438	$(579)		$2,066	$1,054	$635	$352	$400	$(423)		$2,018
Total average common equity (2)(3)	20,015	19,398	10,193	15,734	4,032		69,372	19,077	19,866	9,732	15,587	3,312		67,574
Return on equity	21.7%	15.3%	14.3%	11.1%	nm	(4)	11.8%	22.7%	13.1%	14.8%	10.5%	nm	(4)	12.2%
Adjusted (5)
Net income attributable to common shareholders	$1,095	$751	$374	$438	$(579)		$2,079	$1,055	$643	$358	$400	$(423)		$2,033
Return on equity	21.8%	15.4%	14.6%	11.1%	nm	(4)	11.9%	22.7%	13.3%	15.1%	10.5%	nm	(4)	12.3%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)
Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 6.

Scotiabank Second Quarter Report 2024	13

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the six months ended April 30, 2024							For the six months ended April 30, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$2,102	$1,416	$748	$866	$(1,123)		$4,009	$2,139	$1,278	$737	$918	$(1,434)		$3,638
Total average common equity (2)(3)	20,258	19,165	10,207	15,304	4,840		69,774	18,913	19,580	9,784	15,561	2,928		66,766
Return on equity	20.9%	14.9%	14.7%	11.4%	nm	(4)	11.6%	22.8%	13.2%	15.2%	11.9%	nm	(4)	11.0%
Adjusted (5)
Net income attributable to common shareholders	$2,103	$1,428	$761	$866	$(1,123)		$4,035	$2,141	$1,293	$750	$918	$(855)		$4,247
Return on equity	20.9%	15.0%	15.0%	11.4%	nm	(4)	11.6%	22.8%	13.3%	15.5%	11.9%	nm	(4)	12.8%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)
Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 6.
Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.
T6 Return on tangible common equity

	For the three months ended			For the six months ended
($ millions)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Average common equity – Reported (2)	$70,277	$69,372	$67,574	$69,774	$66,766
Average goodwill (2)(3)	(9,065)	(9,108)	(9,514)	(9,104)	(9,409)
Average acquisition-related intangibles (net of deferred tax) (2)	(3,635)	(3,651)	(3,747)	(3,644)	(3,754)
Average tangible common equity (2)	$57,577	$56,613	$54,313	$57,026	$53,603
Net income attributable to common shareholders – reported	$1,943	$2,066	$2,018	$4,009	$3,638
Amortization of acquisition-related intangible assets (after-tax) (4)	13	13	15	26	30
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$1,956	$2,079	$2,033	$4,035	$3,668
Return on tangible common equity (5)	13.8%	14.6%	15.3%	14.2%	13.8%
Adjusted (4)
Adjusted net income attributable to common shareholders	$1,956	$2,079	$2,033	$4,035	$4,247
Return on tangible common equity – adjusted (5)	13.8%	14.6%	15.3%	14.2%	16.0%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Includes imputed goodwill from investments in associates.
(4)	Refer to Table on page 6.
(5)	Calculated on full dollar amounts.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

14	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Trading-related revenue (Taxable equivalent basis)
Trading-related revenue consists of net interest income and
non-interest
income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities to an equivalent before tax basis. This is a non-GAAP
measure.
Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank Second Quarter Report 2024	15

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,092 million, compared to $2,146 million in the same period last year and $2,199 million last quarter. Diluted earnings per share were $1.57 compared to $1.68 in the same period last year and $1.68 last quarter. Return on equity was 11.2%, compared to 12.2% in the same period last year and 11.8% last quarter.
Adjusted net income was $2,105 million compared to $2,161 million last year, a decrease of 3%. The decrease was due mainly to higher provision for credit losses, non-interest
expenses and provision for income taxes, partly offset by higher revenues.
Adjusted net income was $2,105 million compared to $2,212 million last quarter, a decrease of 5%. The decrease was due mainly to higher provision for credit losses and lower net interest income.
Adjusted diluted earnings per share were $1.58 compared to $1.69 last year and $1.69 last quarter. Adjusted return on equity was 11.3% compared to 12.3% a year ago and 11.9% last quarter.
Refer to
Non-GAAP
Measures starting on page 5 for details of adjustments.
Economic summary and outlook
The cumulative impact of higher policy interest rates around the world is now being felt widely across economies. The slowdown is expected to reinforce downward pressure on inflation in some countries and this will in turn allow central banks to end the tightening cycle. Rate cuts are already underway in Chile, Peru, Colombia and Mexico, and rate cuts are expected in Canada and the United States in the coming months. A number of risks cloud the outlook, with political risks dominating, given the number of elections being held around the world this year.
The tightening cycle is likely over in Canada and the United States though there are questions about the pace of interest rate declines to come. In Canada, growth is slowing, although less than expected, as higher policy rates and the associated uncertainty weigh on household and business spending. Job vacancies are high, balance sheets remain solid by historical standards, and population growth continues to break records. These factors likely explain the stronger than expected growth thus far this year, but it is clear that Canada will experience below trend growth in 2024. Growth appears to be quite robust in the United States despite the substantial monetary tightening of the last two years. Economic resilience is clear across a broad range of business and household indicators and is supported by substantial fiscal policy support. Inflation in both countries is expected to decline gradually to target over the next couple of years allowing central banks to begin cutting rates gradually later this year. There is more certainty in the Canadian inflation outlook given the recent moderation observed in the inflation data. In the United States, recent data show a worrisome rise in inflation and poses an upside risk to expectations of a cut to policy rates.
The economies of Chile, Peru, Colombia and Mexico are slowing more sharply than those of the United States and Canada, owing in large part to a more aggressive policy response by central banks and more damaging impacts of inflation on real wages and spending. An economic contraction was recorded in Chile and Peru in 2023, though the decline in Peru reflects an additional temporary impact from El Nino. Colombian economic activity is also slowing given high real interest rates but should avoid a recession. Mexico has outperformed most economies this year as investment accelerated after a period of prolonged underperformance. Following a challenging 2023, the economies of Chile, Peru and Colombia are all expected to rebound in 2024 as interest rates fall, the global economy is expected to pick up and terms of trade improve. These countries’ central banks are all expected to have cut interest rates significantly by the end of 2024, with some having already started the normalization process.

16	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in
Non-GAAP
Measures on page 10.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	April 30 2024	January 31 2024	April 30 2023	April 30, 2024 vs. January 31, 2024	April 30, 2024 vs. April 30, 2023
U.S. dollar/Canadian dollar	0.737	0.740	0.738	(0.4)%	(0.1)%
Mexican Peso/Canadian dollar	12.443	12.734	13.549	(2.3)%	(8.2)%
Peruvian Sol/Canadian dollar	2.762	2.772	2.799	(0.4)%	(1.3)%
Colombian Peso/Canadian dollar	2,871.913	2,932.809	3,469.331	(2.1)%	(17.2)%
Chilean Peso/Canadian dollar	710.545	659.613	594.071	7.7%	19.6%

			Average exchange rate		% Change
For the six months ended			April 30 2024	April 30 2023	April 30, 2024 vs. April 30, 2023
U.S. dollar/Canadian dollar			0.739	0.740	(0.1)%
Mexican Peso/Canadian dollar			12.590	13.952	(9.8)%
Peruvian Sol/Canadian dollar			2.767	2.827	(2.1)%
Colombian Peso/Canadian dollar			2,902.673	3,519.268	(17.5)%
Chilean Peso/Canadian dollar			684.800	620.625	10.3%

			For the three months ended		For the six months ended
Impact on net income (1) ($ millions except EPS)			April 30, 2024 vs. April 30, 2023	April 30, 2024 vs. January 31, 2024	April 30, 2024 vs. April 30, 2023
Net interest income			$(27)	$(20)	$70
Non-interest income (2)			24	(46)	249
Total revenue			(3)	(66)	319
Non-interest expenses			(28)	(2)	(114)
Other items (net of tax) (2)			–	19	(81)
Net income			$(31)	$(49)	$124
Earnings per share (diluted)			$(0.03)	$(0.04)	$0.10
Impact by business line ($ millions)
Canadian Banking			$–	$–	$–
International Banking (2)			(3)	(15)	108
Global Wealth Management			2	–	2
Global Banking and Markets			(1)	2	(2)
Other (2)			(29)	(36)	16
Net income			$(31)	$(49)	$124
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank Second Quarter Report 2024	17

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q2 2024 vs Q2 2023
Net income was $2,092 million compared to $2,146 million, a decrease of 3%. Adjusted net income was $2,105 million compared to $2,161 million, a decrease of 3%, due mainly to higher provision for credit losses, non-interest
expenses and provision for income taxes, partly offset by higher revenues.
Q2 2024 vs Q1 2024
Net income was $2,092 million compared to $2,199 million, a decrease of 5%. Adjusted net income was $2,105 million compared to $2,212 million, a decrease of 5%, due mainly to lower net interest income and higher provision for credit losses, partly offset by lower non-interest expenses.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Net income was $4,291 million compared to $3,904 million, an increase of 10%, due mainly to higher revenues and lower provision for income taxes, partly offet by higher provision for credit losses and non-interest
expenses. Adjusted net income was $4,317 million compared to $4,513 million, a decrease of 4%, due mainly to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Total revenue
Q2 2024 vs Q2 2023
Revenues were $8,347 million compared to $7,913 million, an increase of 5%.
Net interest income was $4,694 million, an increase of $234 million or 5%, due primarily to a higher net interest margin and the benefit from the conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR in June 2024. The net interest margin was 2.17%, an increase of five basis points, driven primarily by higher margins in International Banking and Canadian Banking, which both benefited from higher interest rates and a favourable shift in business mix. This was partly offset by a lower contribution from asset/liability management activities, as well as increased levels of high quality, lower margin liquid assets.
Non-interest
income was $3,653 million, up $200 million or 6%, due primarily to higher wealth management revenues, underwriting and advisory fees, commitment and credit fees, higher mark-to-market on non-trading
derivatives and the positive impact of foreign currency translation. This was partly offset by lower bankers’ acceptance fees related to the conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR.
Q2 2024 vs Q1 2024
Revenues were $8,347 million compared to $8,433 million, a decrease of 1%.
Net interest income decreased $79 million or 2%, driven primarily by the impact of two fewer days in the quarter and a lower interest margin, partly offset by the benefit from the conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR in June 2024. The net interest margin decreased two basis points driven mainly by a lower contribution from asset/liability management activities, partly offset by higher margins in International Banking, as well as lower levels of high quality, lower margin liquid assets.
Non-interest
income was down $7 million, as higher underwriting and advisory fees, wealth management revenues and investment gains were more than offset by lower trading revenues, and lower bankers’ acceptance fees related to the conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Revenues were $16,780 million compared to $15,875 million, an increase of 6%.
Net interest income was $9,467 million, an increase of $444 million or 5%, due primarily to a higher net interest margin, the positive impact of foreign currency translation, asset growth, and the benefit from the conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR in June 2024. The net interest margin was 2.18%, an increase of six basis points, driven primarily by higher margins in International Banking and Canadian Banking, which both benefited from higher interest rates and a favourable shift in business mix. This was partly offset by a lower contribution from asset/liability management activities, as well as increased levels of high quality, lower margin liquid assets.
Non-interest
income was $7,313 million, up $461 million or 7%, of which 4% relates to the positive impact of foreign currency translation. The remaining 3% increase was due primarily to higher wealth management revenues, underwriting and advisory fees, commitment and credit fees, and higher mark-to-market on non-trading
derivatives. This was partly offset by lower trading revenues and lower bankers’ acceptance fees related to the conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR.
Provision for credit losses
Q2 2024 vs Q2 2023
The provision for credit losses was $1,007 million, compared to $709 million, an increase of $298 million. The provision for credit losses ratio increased 17 basis points to 54 basis points.
The provision for credit losses on performing loans was $32 million, compared to $88 million. The provision this quarter was driven by retail portfolio growth, provisions related to migrations in the retail portfolio mainly in Canada and Chile, and the continued unfavourable macroeconomic outlook impacting mainly the commercial portfolios. This was partly offset by migration to impaired in retail portfolios mainly in Canada, Mexico and Peru, and the relatively more favourable macroeconomic outlook impacting most retail portfolios.
The provision for credit losses on impaired loans was $975 million, compared to $621 million, an increase of $354 million due primarily to higher formations in International Banking retail portfolios, mostly in Colombia, Chile and Peru, as a result of inflation and interest rate levels in these markets in the prior year. There were also higher provisions in the Canadian Banking retail portfolios, primarily auto loans and unsecured lines. The provision for credit losses ratio on impaired loans was 52 basis points, an increase of 19 basis points.
Q2 2024 vs Q1 2024
The provision for credit losses was $1,007 million, compared to $962 million, an increase of $45 million. The provision for credit losses ratio increased four basis points to 54 basis points.
The provision for credit losses on performing loans was $32 million, compared to $20 million, an increase of $12 million. The provision this quarter was driven by retail portfolio growth, provisions related to migrations in the retail portfolio mainly in Canada and Chile, and the continued unfavourable macroeconomic outlook impacting mainly the commercial portfolios. This was partly offset by migration to impaired in retail portfolios mainly Canada, Mexico and Peru, and the relatively more favourable macroeconomic outlook impacting most retail portfolios.
The provision for credit losses on impaired loans was $975 million, compared to $942 million, an increase of $33 million, due primarily to higher provisions relating to Canadian retail portfolios mostly from migration in auto loans and mortgage portfolios. The provision for credit losses ratio on impaired loans was 52 basis points, an increase of three basis points.

18	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The provision for credit losses was $1,969 million, compared to $1,347 million, an increase of $622 million. The provision for credit losses ratio increased 17 basis points to 52 basis points.
Provision for credit losses on performing loans was $52 million, compared to $164 million. The provision this period was driven primarily by retail portfolio growth and migration across markets, and the impact of the continued unfavourable macroeconomic outlook, mainly relating to the commercial portfolio and the retail portfolio in Colombia. This was partly offset by credit migration to impaired in the retail portfolios.
Provision for credit losses on impaired loans was $1,917 million compared to $1,183 million, an increase of $734 million, due primarily to higher formations in the International Banking retail portfolios, mostly in Colombia, Chile and Peru, as a result of inflation and interest rate levels in these markets in the prior year, as well as higher provisions in Canadian Banking. The provision for credit losses ratio on impaired loans increased 20 basis points to 51 basis points.
Non-interest
expenses
Q2 2024 vs Q2 2023
Non-interest
expenses were $4,711 million, up $137 million or 3%. Adjusted non-interest
expenses were $4,693 million, up $140 million or 3%, driven by higher technology-related costs, personnel costs from inflationary adjustments, performance-based compensation, advertising, and the negative impact of foreign currency translation. This was partly offset by lower share-based compensation, as well as the benefits related to efficiency initiatives.
The productivity ratio was 56.4% compared to 57.8%. The adjusted productivity ratio was 56.2% compared to 57.5%.
Q2 2024 vs Q1 2024
Non-interest
expenses were $4,711 million, down $28 million or 1%. Adjusted non-interest
expenses were also down $28 million or 1%, driven by seasonally lower share-based compensation and the impact of two fewer days in the quarter. This was partly offset by higher performance-based compensation.
The productivity ratio was 56.4% compared to 56.2%. The adjusted productivity ratio was 56.2% compared to 56.0%.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Non-interest
expenses were $9,450 million, up $415 million or 5%. Adjusted non-interest
expenses were $9,414 million, up $421 million or 5%, driven by higher personnel costs from inflationary adjustments, performance and share-based compensation, technology-related costs, advertising and business development costs, and the negative impact of foreign currency translation. This was partly offset by the benefits related to efficiency initiatives.
The productivity ratio was 56.3% compared to 56.9%. The adjusted productivity ratio was 56.1% compared to 56.6%. Operating leverage was 1.1% on a reported basis and 1.0% on an adjusted basis.
Taxes
Q2 2024 vs Q2 2023
The effective tax rate was 20.4% compared to 18.4%. On an adjusted basis, the effective tax rate was 20.5% compared to 18.5% due primarily to lower tax-exempt
income, partly offset by higher income in lower tax rate jurisdictions. The lower tax exempt income reflects the impact of the proposed measure denying the dividend received deduction. These proposed tax measures are not yet substantively enacted; however, in anticipation of the new measures coming into effect, the Bank’s financial results do not reflect the benefit of the dividend received deduction from January 1, 2024.
Q2 2024 vs Q1 2024
The effective tax rate was 20.4% compared to 19.5% in the previous quarter. On an adjusted basis, the effective tax rate was 20.5% compared to 19.6% due primarily to lower tax-exempt
income. The lower tax exempt income reflects the impact of the proposed measure denying the dividend received deduction. These proposed tax measures are not yet substantively enacted; however, in anticipation of the new measures coming into effect, the Bank’s financial results do not reflect the benefit of the dividend received deduction from January 1, 2024.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The effective tax rate was 20.0% compared to 28.9% due primarily to the Canada Recovery Dividend in the prior year, partly offset by lower tax-exempt
income. On an adjusted basis, the effective rate was 20.0% compared to 18.5% due primarily to lower tax-exempt
income, partly offset by higher income in lower tax rate jurisdictions. The lower tax exempt income reflects the impact of the proposed measure denying the dividend received deduction. These proposed tax measures are not yet substantively enacted; however, in anticipation of the new measures coming into effect, the Bank’s financial results do not reflect the benefit of the dividend received deduction from January 1, 2024.

Scotiabank Second Quarter Report 2024	19

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

The TEB gross-up to net interest income,
non-interest
income, total revenue, and provision for income taxes is presented below. Considering the pending approval of proposed tax legislation changes, effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up:

T8 TEB Gross-up
	For the three months ended			For the six months ended
($ millions)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	April 30 2023
Net interest income	$–	$2	$10	$2	$20
Non-interest income	4	41	109	45	219
Total revenue and provision for taxes	$4	$43	$119	$47	$239

Canadian Banking
T9 Canadian Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Reported Results
Net interest income	$2,634	$2,653	$2,342	$5,287	$4,729
Non-interest income (2)	702	734	786	1,436	1,562
Total revenue	3,336	3,387	3,128	6,723	6,291
Provision for credit losses	428	378	218	806	436
Non-interest expenses	1,518	1,498	1,456	3,016	2,905
Income tax expense	382	416	399	798	809
Net income	$1,008	$1,095	$1,055	$2,103	$2,141
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,008	$1,095	$1,055	$2,103	$2,141
Other financial data and measures
Return on equity (3)	20.0%	21.7%	22.7%	20.9%	22.8%
Net interest margin (3)	2.56%	2.56%	2.30%	2.56%	2.28%
Provision for credit losses – performing (Stage 1 and 2)	$29	$12	$(5)	$41	$26
Provision for credit losses – impaired (Stage 3)	$399	$366	$223	$765	$410
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.40%	0.34%	0.20%	0.37%	0.20%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.37%	0.33%	0.21%	0.35%	0.19%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.33%	0.29%	0.18%	0.31%	0.17%
Average assets ($ billions)	$445	$445	$451	$445	$450
Average liabilities ($ billions)	$389	$393	$367	$391	$362
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended April 30, 2024 – $(7) (January 31, 2024 – nil; April 30, 2023 – $25) and for six months ended April 30, 2024 – $(7) (April 30 2023 – $40).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 55 for the description of the measure.

20	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T9A Adjusted Canadian Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Adjusted Results (2)
Net interest income	$2,634	$2,653	$2,342	$5,287	$4,729
Non-interest income	702	734	786	1,436	1,562
Total revenue	3,336	3,387	3,128	6,723	6,291
Provision for credit losses	428	378	218	806	436
Non-interest expenses (3)	1,517	1,497	1,455	3,014	2,902
Income tax expense	383	416	399	799	810
Net income	$1,008	$1,096	$1,056	$2,104	$2,143
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,008	$1,096	$1,056	$2,104	$2,143
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2024 – $1 (January 31, 2024 – $1; April 30, 2023 – $1) and for the six months ended April 30, 2024 – $2 (April 30, 2023 – $3).

Net income
Q2 2024 vs Q2 2023
Net income attributable to equity holders was $1,008 million, compared to $1,055 million, a decrease of $47 million or 4%. The decrease was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Q2 2024 vs Q1 2024
Net income attributable to equity holders decreased $87 million or 8%. The decrease was due primarily to lower revenues from two fewer days in the quarter, higher provision for credit losses and an increase in non-interest
expenses.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Net income attributable to equity holders was $2,103 million compared to $2,141 million. Adjusted net income was $2,104 million, a decrease of $39 million or 2%. The decrease was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Average assets
Q2 2024 vs Q2 2023
Average assets were $445 billion, a decrease of $6 billion or 1%. The decrease was due primarily to a decline in residential mortgages of $13 billion or 5%, partly offset by growth of $6 billion or 8% in business loans and acceptances, $1 billion or 18% in credit cards, and $1 billion or 2% in personal loans.
Q2 2024 vs Q1 2024
Average assets were in line with the prior quarter. The increase of $1 billion or 1% in business loans and acceptances was offset by a decline of $1 billion in residential mortgages.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Average assets were $445 billion, a decrease of $5 billion or 1%. The decrease included $14 billion or 5% in residential mortgages, partly offset by growth of $7 billion or 8% in business loans and acceptances, $1 billion or 18% in credit cards, and $1 billion or 2% in personal loans.
Average liabilities
Q2 2024 vs Q2 2023
Average liabilities were $389 billion, an increase of $22 billion or 6%. The growth included $12 billion or 6% in personal deposits, primarily in term products, and $13 billion or 11% in non-personal
deposits, primarily in demand accounts.
Q2 2024 vs Q1 2024
Average liabilities decreased $4 billion or 1%. The decrease included $7 billion of bankers’ acceptances liabilities, partly offset by growth of $2 billion or 1% in personal deposits, primarily in term products, and $1 billion or 1% in non-personal
deposits, in both term and demand accounts.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Average liabilities were $391 billion, an increase of $29 billion or 8%. The growth included $15 billion or 7% in personal deposits, primarily in term products, and $13 billion or 11% in non-personal
deposits, in both term and demand accounts.

Scotiabank Second Quarter Report 2024	21

MANAGEMENT’S DISCUSSION & ANALYSIS

Total revenue
Q2 2024 vs Q2 2023
Revenues were $3,336 million, an increase of $208 million or 7%.
Net interest income of $2,634 million increased $292 million or 12% due primarily to deposit growth and margin expansion. The net interest margin increased 26 basis points to 2.56% driven by higher loan and deposit margins and favourable changes in business mix.
Non-interest
income of $702 million declined $84 million or 11% due primarily to elevated private equity gains in the prior year, lower income from associated corporations driven primarily by the sale of the Bank’s equity interest in Canadian Tire Financial Services last year, lower banking fees and insurance revenue.
Q2 2024 vs Q1 2024
Revenues decreased by $51 million or 1%.
Net interest income decreased $19 million or 1% due primarily to the impact of two fewer days in the quarter, partly offset by the benefit from the conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR in June 2024. The net interest margin was 2.56%, in line with prior quarter.
Non-interest
income declined $32 million or 4% due primarily to lower banking fees, including the impact of conversion of bankers’ acceptances to loans due to the upcoming cessation of CDOR, lower insurance revenue and income from associated corporations, partly offset by higher foreign exchange fees.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Revenues were $6,723 million, an increase of $432 million or 7%.
Net interest income of $5,287 million increased $558 million or 12% due primarily to deposit growth and margin expansion. The net interest margin increased 28 basis points to 2.56% driven by higher loan and deposit margins and favourable changes in business mix.
Non-interest
income of $1,436 million declined $126 million or 8% due primarily to elevated private equity gains in the prior year, lower income from associated corporations driven primarily by the sale of the Bank’s equity interest in Canadian Tire Financial Services last year, and lower banking fees.
Provision for credit losses
Q2 2024 vs Q2 2023
The provision for credit losses was $428 million, compared to $218 million, an increase of $210 million. The provision for credit losses ratio increased 20 basis points to 40 basis points.
The provision for credit losses on performing loans was $29 million, compared to a net reversal of $5 million. The provision this period was driven by retail migration, mainly in auto loans and unsecured lines, and the unfavourable macroeconomic outlook impacting residential mortgages, as well as portfolio growth. This was partly offset by credit migration to impaired in the retail portfolios and a relatively more favourable macroeconomic outlook, impacting mainly auto loans.
Provision for credit losses on impaired loans was $399 million, compared to $223 million, an increase of $176 million, due to higher retail formations, mostly in auto loans and unsecured lines, and higher provisions in the commercial portfolio. The provision for credit losses ratio on impaired loans was 37 basis points, an increase of 16 basis points.
Q2 2024 vs Q1 2024
The provision for credit losses was $428 million, compared to $378 million, an increase of $50 million. The provision for credit losses ratio increased six basis points to 40 basis points.
The provision for credit losses on performing loans was $29 million, compared to $12 million. The provision this period was driven by retail migration, mainly in auto loans and unsecured lines, and the unfavourable macroeconomic outlook impacting residential mortgages, as well as portfolio growth. This was partly offset by credit migration to impaired in the retail portfolios and a relatively more favourable macroeconomic outlook, impacting mainly auto loans.
Provision for credit losses on impaired loans was $399 million, compared to $366 million, an increase of $33 million, due to migration in auto loans and residential mortgage portfolios. Commercial provisions were lower as the prior quarter included a provision related to one account in the transportation sector. The provision for credit losses ratio on impaired loans was 37 basis points, an increase of four basis points.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The provision for credit losses was $806 million, an increase of $370 million. The provision for credit losses ratio was 37 basis points, an increase of 17 basis points.
Provision for credit losses on performing loans was $41 million, compared to $26 million an increase of $15 million. The provision this period was driven primarily by retail migration and the unfavourable macroeconomic outlook impacting residential mortgages and credit cards, as well as portfolio growth. This was partly offset by credit migration to impaired in the retail portfolios.
Provision for credit losses on impaired loans was $765 million compared to $410 million, an increase of $355 million, due primarily to higher retail and commercial formations. The provision for credit losses ratio on impaired loans was 35 basis points, an increase of 16 basis points.
Non-interest
expenses
Q2 2024 vs Q2 2023
Non-interest
expenses were $1,518 million, an increase of $62 million or 4%, due primarily to higher technology, personnel, advertising, and business development costs to support business growth.
Q2 2024 vs Q1 2024
Non-interest
expenses increased by $20 million or 1%, due primarily to higher pension and benefits, premises, advertising, and business development costs to support business growth.

22	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Non-interest
expenses were $3,016 million, an increase of $111 million or 4%, due primarily to higher technology, personnel, advertising, and business development costs to support business growth.
Taxes
The effective tax rate was 27.5% in line with the prior year and the prior quarter.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The effective tax rate was 27.5% compared to 27.4% last year.

International Banking
T10 International Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Reported Results
Net interest income	$2,261	$2,246	$1,999	$4,507	$3,891
Non-interest income (2)	731	857	743	1,588	1,535
Total revenue	2,992	3,103	2,742	6,095	5,426
Provision for credit losses	566	574	436	1,140	840
Non-interest expenses	1,537	1,571	1,478	3,108	2,911
Income tax expense	194	190	171	384	339
Net income	$695	$768	$657	$1,463	$1,336
Net income attributable to non-controlling interests in subsidiaries	$24	$22	$21	$46	$56
Net income attributable to equity holders of the Bank	$671	$746	$636	$1,417	$1,280
Other financial data and measures
Return on equity (3)	14.4%	15.3%	13.1%	14.9%	13.2%
Net interest margin (3)	4.47%	4.36%	4.10%	4.42%	4.05%
Provision for credit losses – performing (Stage 1 and 2)	$(1)	$(3)	$40	$(4)	$69
Provision for credit losses – impaired (Stage 3)	$567	$577	$396	$1,144	$771
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	1.38%	1.35%	1.03%	1.36%	0.99%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	1.38%	1.35%	0.94%	1.37%	0.91%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	1.30%	1.13%	0.83%	1.22%	0.86%
Average assets ($ billions)	$235	$236	$239	$236	$233
Average liabilities ($ billions)	$183	$184	$181	$183	$175
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended April 30, 2024 – $57 (January 31, 2024 – $60; April 30, 2023 – $69) and for the six months ended April 30, 2024 – $117 (April 30, 2023 – $132).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 55 for the description of the measure.

T10A Adjusted International Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Adjusted Results (2)
Net interest income	$2,261	$2,246	$1,999	$4,507	$3,891
Non-interest income	731	857	743	1,588	1,535
Total revenue	2,992	3,103	2,742	6,095	5,426
Provision for credit losses	566	574	436	1,140	840
Non-interest expenses (3)	1,529	1,563	1,467	3,092	2,890
Income tax expense	196	192	174	388	345
Net income	$701	$774	$665	$1,475	$1,351
Net income attributable to non-controlling interests in subsidiaries	$24	$22	$21	$46	$56
Net income attributable to equity holders of the Bank	$677	$752	$644	$1,429	$1,295
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2024 – $8 (January 31, 2024 – $8; April 30, 2023 – $11) and for the six months ended April 30, 2024 – $16 (April 30, 2023 – $21).

Scotiabank Second Quarter Report 2024	23

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q2 2024 vs Q2 2023
Net income attributable to equity holders increased $35 million to $671 million. Adjusted net income attributable to equity holders increased $33 million to $677 million. The increase was driven by higher net interest income and the positive impact of foreign currency translation. This was partly offset by higher provision for credit losses, non-interest
expenses, provision for income taxes, and lower
non-interest
income.
Q2 2024 vs Q1 2024
Net income attributable to equity holders decreased by $75 million or 10%. Adjusted net income attributable to equity holders decreased by $75 million or 10%. The decrease was due primarily to lower non-interest
income, higher provision for income taxes and the negative impact of foreign currency translation. This was partly offset by lower non-interest
expenses, higher net interest income despite the impact from two fewer days in the quarter, and lower provision for credit losses.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Net income attributable to equity holders was $1,417 million, an increase of 11% from $1,280 million. Adjusted net income attributable to equity holders was $1,429 million, an increase of $134 million or 10%. The increase was driven by higher net interest income, non-interest income, and the positive impact of foreign currency translation. This was partly offset by higher provision for credit losses, non-interest
expenses and provision for income taxes.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T11 International Banking financial performance on reported and constant dollar basis
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Constant dollars – Reported (2)
Net interest income	$2,261	$2,227	$1,991	$4,507	$3,973
Non-interest income (3)	731	851	831	1,588	1,698
Total revenue	2,992	3,078	2,822	6,095	5,671
Provision for credit losses	566	568	439	1,140	867
Non-interest expenses	1,537	1,569	1,501	3,108	3,009
Income tax expense	194	186	181	384	359
Net income	$695	$755	$701	$1,463	$1,436
Net income attributable to non-controlling interests in subsidiaries	$24	$22	$19	$46	$52
Net income attributable to equity holders of the Bank	$671	$733	$682	$1,417	$1,384
Other financial data and measures
Average assets ($ billions)	$235	$235	$236	$236	$235
Average liabilities ($ billions)	$183	$182	$177	$183	$176
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5.
(3)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended April 30, 2024 – $57 (January 31, 2024 – $60; April 30, 2023 – $67) and for the six months ended April 30, 2024 – $117 (April 30, 2023 – $129).

T11A International Banking financial performance on adjusted and constant dollar basis
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Constant dollars – Adjusted (2)
Net interest income	$2,261	$2,227	$1,991	$4,507	$3,973
Non-interest income	731	851	831	1,588	1,698
Total revenue	2,992	3,078	2,822	6,095	5,671
Provision for credit losses	566	568	439	1,140	867
Non-interest expenses	1,529	1,561	1,491	3,092	2,989
Income tax expense	196	188	184	388	365
Net income	$701	$761	$708	$1,475	$1,450
Net income attributable to non-controlling interests in subsidiaries	$24	$22	$19	$46	$52
Net income attributable to equity holders of the Bank	$677	$739	$689	$1,429	$1,398
Other financial data and measures
Average assets ($ billions)	$235	$235	$236	$236	$235
Average liabilities ($ billions)	$183	$182	$177	$183	$176
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5.

24	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q2 2024 vs Q2 2023
Net income attributable to equity holders was $671 million and adjusted net income attributable to equity holders was $677 million, down $12 million or 2%. The decrease was driven by higher provision for credit losses, lower non-interest
income, higher
non-interest
expenses and provision for income taxes, partly offset by higher net interest income.
Q2 2024 vs Q1 2024
Net income attributable to equity holders decreased by $62 million or 8%. Adjusted net income attributable to equity holders decreased by $62 million or 8%. The decrease was due primarily to lower non-interest
income and higher provision for income taxes, partly offset by higher net interest income and lower non-interest
expenses.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Net income attributable to equity holders was $1,417 million, an increase of 2% from $1,384 million. Adjusted net income attributable to equity holders was $1,429 million, an increase of $31 million or 2%. The increase was driven by higher net interest income, partly offset by higher provision for credit losses, lower non-interest
income, and higher
non-interest
expenses and provision for income taxes.
Average assets
Q2 2024 vs Q2 2023
Average assets were $235 billion, in line with prior year. Total loans decreased 2%, primarily in Brazil and Peru. The decrease included 7% in business loans, partly offset by an increase of 6% in residential mortgages. This was offset by an increase in investment securities and securities purchased under resale agreements, primarily in Mexico and Chile.
Q2 2024 vs Q1 2024
Average assets were $235 billion, in line with prior quarter. Total loans decreased 1%, primarily in Brazil and Peru. The decrease included 3% in business loans, partly offset by an increase of 1% in residential mortgages. This was offset by an increase in investment securities and securities purchased under resale agreements, primarily in Mexico, Chile and Peru.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Average assets were $236 billion, in line with prior year. Total loans decreased 2%, primarily in Peru and Brazil. The decrease included 6% in business loans, partly offset by an increase of 6% in residential mortgages. This was offset by an increase in investment securities, primarily in Mexico and Chile.
Average liabilities
Q2 2024 vs Q2 2023
Average liabilities were $183 billion, an increase of $6 billion or 3%. Total deposits increased by $8 billion or 6%, primarily in Mexico, Chile and Brazil. The growth included 8% in non-personal
deposits and 2% in personal deposits. Term deposits increased by $5 billion or 7% while demand deposits increased by $3 billion or 5%.
Q2 2024 vs Q1 2024
Average liabilities were $183 billion, an increase of $1 billion or 1%. Total deposits increased by $4 billion or 3%, primarily in Chile, Mexico, and Colombia. The growth included 4% in non-personal deposits and personal deposits were in line with prior quarter. Term deposits increased by $2 billion or 3% while demand deposits increased by $2 billion or 3%.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Average liabilities were $183 billion, an increase of $7 billion. Total deposits increased by 6% driven mainly by Mexico and Brazil.
Non-personal
deposits increased by 8% and personal deposits increased by 2%. Term deposits increased by 9% and demand deposits increased by 3%.
Total revenue
Q2 2024 vs Q2 2023
Revenues were $2,992 million, an increase of $170 million or 6%.
Net interest income was $2,261 million, an increase of $270 million or 14%, driven by Chile and Mexico. Net interest margin increased by 37 basis points to 4.47%, mainly in Chile, Peru and Brazil, driven by higher loan margins from asset repricing, higher deposit margins and changes in business mix.
Non-interest
income was $731 million, a decrease of $100 million, driven by lower trading revenues mainly from Peru and Chile, partly offset by higher banking fees.
Q2 2024 vs Q1 2024
Revenues decreased by $86 million or 3%.
Net interest income increased by $34 million or 2%, driven by margin expansion. Net interest margin increased by 11 basis points to 4.47%, mainly in Brazil, Chile and Colombia, driven by higher loan margins.
Non-interest
income decreased by $120 million or 14% due to lower trading revenues and banking fees, mainly from Peru and Chile.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Revenues were $6,095 million, an increase of $424 million or 7%.
Net interest income increased by $534 million or 13%, driven by margin expansion. Net interest margin increased by 37 basis points to 4.42%, driven by higher loan margins, as well as higher deposits margins.
Non-interest
income decreased by $110 million or 6% due to lower trading revenues, mainly from Peru and Chile.

Scotiabank Second Quarter Report 2024	25

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Q2 2024 vs Q2 2023
The provision for credit losses was $566 million compared to $439 million, an increase of $127 million. The provision for credit losses ratio increased 35 basis points to 138 basis points.
Provision for credit losses on performing loans was a net reversal of $1 million, compared to a provision of $34 million. The provision reversal this quarter was driven primarily by retail credit migration to impaired, mainly in Mexico and Peru, as well as the relatively more favourable macroeconomic outlook in most markets. This was partly offset by retail credit migration in Chile, the continued unfavourable macroeconomic outlook impacting the commercial portfolio, as well as retail portfolio growth primarily in Mexico.
Provision for credit losses on impaired loans was $567 million, compared to $405 million, an increase of $162 million, due to higher retail formations mostly in Colombia, Chile and Peru, as a result of inflation and interest rate levels in these markets in the prior year. The provision for credit losses ratio on impaired loans was 138 basis points, an increase of 44 basis points.
Q2 2024 vs Q1 2024
The provision for credit losses was $566 million, compared to $568 million, a decrease of $2 million. The provision for credit losses ratio was 138 basis points, an increase of three basis points.
Provision for credit losses on performing loans was a net reversal of $1 million, compared to a net reversal of $5 million. The provision reversal this quarter was driven primarily by retail credit migration to impaired mainly in Mexico and Peru, and the relatively more favourable macroeconomic outlook impacting most markets. This was partly offset by retail credit migration in Chile, the continued unfavourable macroeconomic outlook impacting the commercial portfolio, as well as retail portfolio growth primarily in Mexico.
Provision for credit losses on impaired loans was $567 million, compared to $572 million, a decrease of $5 million due primarily to lower commercial provisions and retail provisions across most countries. This was mostly offset by an increase in provisions in Colombia due to higher formations. The provision for credit losses ratio on impaired loans increased three basis points to 138 basis points.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The provision for credit losses was $1,140 million, an increase of $273 million. The provision for credit losses ratio was 136 basis points, an increase of 37 basis points.
Provision for credit losses on performing loans was a net reversal of $4 million, compared to $64 million. The provision for credit losses this period was driven primarily by retail migration to impaired, mainly in Mexico and Peru, as well as the impact of a relatively more favourable macroeconomic outlook in certain markets compared to the prior period. This was partly offset by retail portfolio growth, credit migration in Chile and Colombia, and the impact of a continued unfavourable macroeconomic outlook, impacting the retail portfolio in Colombia and the commercial portfolio mainly in Chile.
Provision for credit losses on impaired loans was $1,144 million, compared to $802 million, an increase of $342 million. This was due primarily to an increase in retail provisions driven by higher formations mostly in Colombia, Chile, and Peru, as a result of inflation and interest rate levels in these markets in the prior year. The provision for credit losses ratio on impaired loans was 137 basis points, an increase of 46 basis points.
Non-interest
expenses
Q2 2024 vs Q2 2023
Non-interest
expenses were $1,537 million, an increase of $36 million or 2%. Adjusted non-interest
expenses were $1,529 million, an increase of 3%, driven by higher technology costs and business and capital taxes, partly offset by the benefits realized from efficiency initiatives.
Q2 2024 vs Q1 2024
Non-interest
expenses were $1,537 million, a decrease of 2%. Adjusted
non-interest
expenses decreased by $32 million or 2% from $1,561 million.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Non-interest
expenses were $3,108 million, an increase of $99 million or 3%. On an adjusted basis, non-interest
expenses were $3,092 million, an increase of 3%, driven by higher salaries and benefits and technology costs, partly offset by the benefits realized from efficiency initiatives.
Taxes
Q2 2024 vs Q2 2023
The effective tax rate was 21.8%, compared to 20.7%. On an adjusted basis, the effective tax rate was 21.8% compared to 20.8%, due primarily to lower inflationary adjustments in Chile and Mexico.
Q2 2024 vs Q1 2024
The effective tax rate was 21.8%, compared to 19.9%. On an adjusted basis the effective tax rate was 21.8% compared to 19.9%, due primarily to higher tax benefits in Brazil in the prior quarter.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The effective tax rate was 20.8% compared to 20.3%. On an adjusted basis, the effective tax rate was 20.8% compared to 20.4%, due primarily to lower inflationary adjustments in Chile and Mexico.

26	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management

T12 Global Wealth Management financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	April 30 2023
Reported Results
Net interest income	$225	$221	$209	$446	$422
Non-interest income	1,189	1,144	1,091	2,333	2,201
Total revenue	1,414	1,365	1,300	2,779	2,623
Provision for credit losses	7	5	2	12	3
Non-interest expenses	895	862	818	1,757	1,620
Income tax expense	130	127	124	257	257
Net income	$382	$371	$356	$753	$743
Net income attributable to non-controlling interests in subsidiaries	$2	$3	$3	$5	$5
Net income attributable to equity holders of the Bank	$380	$368	$353	$748	$738
Other financial data and measures
Return on equity (1)	15.1%	14.3%	14.8%	14.7%	15.2%
Assets under administration ($ billions) (2)	$669	$655	$624	$669	$624
Assets under management ($ billions) (2)	$349	$340	$330	$349	$330
Average assets ($ billions)	$35	$35	$34	$35	$34
Average liabilities ($ billions)	$41	$40	$41	$40	$42
(1)	Refer to Non-GAAP Measures starting on page 5.
(2)	Refer to Glossary on page 55 for the description of the measure.

T12A Adjusted Global Wealth Management financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	April 30 2023
Adjusted Results (1)
Net interest income	$225	$221	$209	$446	$422
Non-interest income	1,189	1,144	1,091	2,333	2,201
Total revenue	1,414	1,365	1,300	2,779	2,623
Provision for credit losses	7	5	2	12	3
Non-interest expenses (2)	886	853	809	1,739	1,602
Income tax expense	132	130	127	262	262
Net income	$389	$377	$362	$766	$756
Net income attributable to non-controlling interests in subsidiaries	$2	$3	$3	$5	$5
Net income attributable to equity holders of the Bank	$387	$374	$359	$761	$751
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2024 – $9 (January 31, 2024 – $9; April 30, 2023 – $9) and for the six months ended April 30, 2024 – $18 (April 30, 2023 – $18).

Net income
Q2 2024 vs Q2 2023
Net income attributable to equity holders was $380 million, up $27 million or 8%. Adjusted net income attributable to equity holders was $387 million, up $28 million or 8%. The increase was due primarily to higher brokerage revenues in Canada and higher mutual fund fees in International Wealth, particularly within Mexico. This was partly offset by higher non-interest
expenses due largely to volume-related expenses.
Q2 2024 vs Q1 2024
Net income attributable to equity holders increased $12 million or 3%. Adjusted net income attributable to equity holders increased $13 million or 3%, due primarily to higher brokerage revenues and mutual fund fees across the Canadian and International businesses, partly offset by higher non-interest
expenses.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Net income attributable to equity holders was $748 million, up $10 million or 1%. Adjusted net income attributable to equity holders was $761 million, up $10 million or 1%. The increase was due primarily to higher brokerage revenues in Canada and higher mutual fund fees in International Wealth, particularly within Mexico. This was partly offset by higher non-interest
expenses due largely to volume-related expenses.
Assets under management (AUM) and assets under administration (AUA)
Q2 2024 vs Q2 2023
Assets under management of $349 billion increased $19 billion or 6% driven by market appreciation partly offset by net redemptions. Assets under administration of $669 billion increased $45 billion or 7% due primarily to market appreciation and higher net sales.

Scotiabank Second Quarter Report 2024	27

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2024 vs Q1 2024
Assets under management increased $9 billion or 3% due primarily to market appreciation and higher net sales. Assets under administration increased $14 billion or 2% due primarily to market appreciation and higher net sales.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Assets under management of $349 billion increased $19 billion or 6% driven by market appreciation partly offset by net redemptions. Assets under administration of $669 billion increased $45 billion or 7% due primarily to market appreciation and higher net sales.
Total revenue
Q2 2024 vs Q2 2023
Revenues were $1,414 million, an increase of $114 million or 9%. The increase was due primarily to higher brokerage revenues and net interest income in Canada, as well as higher mutual funds fees in the International businesses driven primarily by AUM growth in Mexico.
Q2 2024 vs Q1 2024
Revenues increased $49 million or 4%, due primarily to higher brokerage, mutual fund, and investment management and trust fees.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Revenues were $2,779 million, an increase of $156 million or 6%. The increase was due primarily to higher brokerage, mutual fund, and investment management and trust revenues, driven by AUM and AUA growth, as well as higher net interest income driven by loan growth.
Provision for credit losses
Q2 2024 vs Q2 2023
The provision for credit losses was $7 million, an increase of $5 million, mostly related to impaired loans. The provision for credit losses ratio increased six basis points to 11 basis points.
Q2 2024 vs Q1 2024
The provision for credit losses was $7 million, an increase of $2 million, mostly related to impaired loans. The provision for credit losses ratio increased two basis points to 11 basis points.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The provision for credit losses was $12 million, compared to $3 million, driven primarily by provision for impaired loans. The provision for credit losses ratio was 10 basis points.
Non-interest
expenses
Q2 2024 vs Q2 2023
Non-interest
expenses of $895 million increased by $77 million or 9%, due primarily to increased volume-related expenses, salesforce expansion, and higher technology, advertising, and business development costs to support business growth.
Q2 2024 vs Q1 2024
Non-interest
expenses of $895 million increased $33 million or 4%, due primarily to increased volume-related expenses, and higher technology, advertising, and business development costs to support business growth.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Non-interest
expenses of $1,757 million increased by $137 million or 8%, due primarily to increased volume-related expenses, salesforce expansion, and higher technology, advertising, and business development costs to support business growth.
Taxes
The effective tax rate was 25.4% compared to 25.8% in the prior year and 25.5% in the prior quarter.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The effective tax rate was 25.4% compared to 25.7% in the prior year.

28	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T13 Global Banking and Markets financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Reported Results
Net interest income	$331	$354	$384	$685	$838
Non-interest income	990	1,025	968	2,015	2,017
Total revenue	1,321	1,379	1,352	2,700	2,855
Provision for credit losses	5	5	53	10	68
Non-interest expenses	781	801	752	1,582	1,525
Income tax expense	107	134	146	241	342
Net income	$428	$439	$401	$867	$920
Net income attributable to equity holders of the Bank	$428	$439	$401	$867	$920
Other financial data and measures
Return on equity (2)	11.7%	11.1%	10.5%	11.4%	11.9%
Provision for credit losses – performing (Stage 1 and 2)	$4	$10	$54	$14	$67
Provision for credit losses – impaired (Stage 3)	$1	$(5)	$(1)	$(4)	$1
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.02%	0.02%	0.15%	0.02%	0.10%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	–%	(0.02)%	–%	(0.01)%	–%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	–%	(0.02)%	–%	(0.01)%	0.01%
Average assets ($ billions)	$494	$505	$488	$500	$484
Average liabilities ($ billions)	$470	$476	$446	$473	$450
(1)
Includes the
gross-up
of
tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income for the three months ended April 30, 2024 – $4 (January 31, 2024 – $41; April 30, 2023 – $109) and for the six months ended April 30, 2024 – $45 (April 30, 2023 – $219).

(2)	Refer to Non-GAAP Measures starting on page 5.
(3)	Refer to Glossary on page 55 for the description of the measure.
Net income
Q2 2024 vs Q2 2023
Net income attributable to equity holders was $428 million, an increase of $27 million or 7%. This increase was due mainly to higher non-interest
income and lower provision for credit losses and provision for income taxes, partly offset by higher non-interest
expenses and lower net interest income.
Q2 2024 vs Q1 2024
Net income attributable to equity holders decreased by $11 million or 3%, due mainly to lower non-interest
and net interest income, partly offset by lower
non-interest
expenses and provision for income taxes.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Net income attributable to equity holders was $867 million, a decrease of $53 million or 6%, due to lower net interest income and higher non-interest
expenses, partly offset by lower provision for credit losses and provision for income taxes.
Average assets
Q2 2024 vs Q2 2023
Average assets of $494 billion increased $6 billion or 1%, due mainly to higher trading securities, partly offset by lower loans and acceptances of $17 billion or 13%.
Q2 2024 vs Q1 2024
Average assets of $494 billion decreased $11 billion or 2%, due mainly to lower loans and acceptances of $7 billion or 6% and securities purchased under resale agreements.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Average assets of $500 billion increased $16 billion or 3%, due to higher trading securities and securities purchased under resale agreements, partly offset by lower loans and acceptances of $14 billion or 10%.
Average liabilities
Q2 2024 vs Q2 2023
Average liabilities of $470 billion increased $24 billion or 5%, due mainly to higher securities sold under repurchase agreements.

Scotiabank Second Quarter Report 2024	29

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2024 vs Q1 2024
Average liabilities of $470 billion decreased $6 billion or 1%, due mainly to lower deposits.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Average liabilities of $473 billion increased $23 billion or 5%, due mainly to higher securities sold under repurchase agreements.
Total revenue
Q2 2024 vs Q2 2023
Revenues were $1,321 million, down $31 million or 2%.
Net interest income of $331 million decreased by $53 million or 14%. This was due mainly to lower loan volumes, partly offset by lower trading-related funding costs.
Non-interest
income of $990 million increased by $22 million or 2%, due mainly to higher underwriting and advisory fees, partly offset by lower trading-related revenue resulting from a lower taxable equivalent basis (TEB) gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property.
Q2 2024 vs Q1 2024
Revenues decreased by $58 million or 4%.
Net interest income of $331 million decreased $23 million or 6%. This was due mainly to lower corporate lending volumes and margins, and the impact of two fewer days this quarter. This was partly offset by lower trading-related funding costs.
Non-interest
income decreased by $35 million or 4%, due mainly to lower trading-related revenue resulting from a lower TEB gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. This was partly offset by higher underwriting and advisory fees.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Revenues decreased by $155 million or 5%.
Net interest income of $685 million decreased $153 million or 18%. This was due mainly to lower loan and deposit volumes.
Non-interest
income of $2,015 million was in line with the prior period. Higher fee and commission revenues, as well as underwriting and advisory fees, were offset by the negative impact of a lower TEB gross-up, as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property.
Provision for credit losses
Q2 2024 vs Q2 2023
The provision for credit losses was $5 million compared to $53 million. The provision for credit losses ratio was two basis points, a decrease of 13 basis points.
Provision for credit losses on performing loans was $4 million, compared to a provision of $54 million, due primarily to a relatively more favourable macroeconomic outlook.
Provision for credit losses on impaired loans was $1 million, compared to a net reversal of $1 million. The provision for credit losses ratio on impaired loans was nil, unchanged from last year.
Q2 2024 vs Q1 2024
The provision for credit losses was $5 million, unchanged from the prior quarter. The provision for credit losses ratio was two basis points, unchanged from the prior quarter.
Provision for credit losses on performing loans was $4 million compared to a provision of $10 million.
Provision for credit losses on impaired loans was $1 million, compared to a net reversal of $5 million in the prior quarter. The provision for credit losses ratio on impaired loans was nil, an increase of two basis points.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The provision for credit losses was $10 million compared to $68 million. The provision for credit losses ratio was two basis points, a decrease of eight basis points.
Provision for credit losses on performing loans was $14 million, compared to $67 million, due primarily to a relatively more favourable macroeconomic outlook.
Provision for credit losses on impaired loans was a net reversal of $4 million, compared to $1 million. The provision for credit losses ratio on impaired loans decreased by one basis point.
Non-interest
expenses
Q2 2024 vs Q2 2023
Non-interest
expenses of $781 million increased $29 million or 4%, due mainly to higher personnel and technology costs to support business growth.
Q2 2024 vs Q1 2024
Non-interest
expenses of $781 million decreased $20 million or 3%, due mainly to seasonality of share-based payments which is higher in the first quarter.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Non-interest
expenses of $1,582 million increased $57 million or 4%, due mainly to higher personnel and technology costs to support business growth.

30	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes
Q2 2024 vs Q2 2023
The effective tax rate was 20.0% compared to 26.7%, due mainly to the change in earnings mix across jurisdictions.
Q2 2024 vs Q1 2024
The effective tax rate was 20.0% compared to 23.4%, due mainly to the change in earnings mix across jurisdictions.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
The effective tax rate was 21.8% compared to 27.1%, due mainly to the change in earnings mix across jurisdictions.
Other
(1)
T14 Other financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024 (2)	January 31 2024 (2)	April 30 2023 (2)	April 30 2024 (2)	April 30 2023 (2)
Reported Results
Net interest income (3)	$(757)	$(701)	$(474)	$(1,458)	$(857)
Non-interest income (3)(4) (5)	41	(100)	(135)	(59)	(463)
Total revenue	(716)	(801)	(609)	(1,517)	(1,320)
Provision for credit losses	1	–	–	1	–
Non-interest expenses (5)	(20)	7	70	(13)	74
Income tax expense/(benefit) (3)	(276)	(334)	(356)	(610)	(158)
Net income (loss)	$(421)	$(474)	$(323)	$(895)	$(1,236)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income (loss) attributable to equity holders	$(421)	$(474)	$(323)	$(895)	$(1,236)
Other measures
Average assets ($ billions )	$202	$202	$179	$201	$185
Average liabilities ($ billions )	$247	$251	$278	$251	$280
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(3)
Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended April 30, 2024 – $4 (January 31, 2024 – $43; April 30, 2023 – $119) and for six months ended April 30, 2024 – $47 (April 30, 2023 – $239) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)
Income (on a taxable equivalent basis) from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended April 30, 2024 - $2 (January 31, 2024 - $(18); April 30, 2023 - $(35)) and for the six months ended April 30, 2024 - $(16) (April 30, 2023 - $(100)).

(5)
Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

T14A Adjusted Other financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	April 30 2023
Adjusted Results (1)
Net interest income	$(757)	$(701)	$(474)	$(1,458)	$(857)
Non-interest income	41	(100)	(135)	(59)	(463)
Total revenue	(716)	(801)	(609)	(1,517)	(1,320)
Provision for credit losses	1	–	–	1	–
Non-interest expenses	(20)	7	70	(13)	74
Income tax expense/(benefit) (2)	(276)	(334)	(356)	(610)	(737)
Net income (loss)	$(421)	$(474)	$(323)	$(895)	$(657)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income (loss) attributable to equity holders	$(421)	$(474)	$(323)	$(895)	$(657)
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)	Includes adjustment for the Canada Recovery Dividend of $579 in Q1 2023.

Scotiabank Second Quarter Report 2024	31

MANAGEMENT’S DISCUSSION & ANALYSIS

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q2 2024 vs Q2 2023
Net income attributable to equity holders was a net loss of $421 million, compared to a net loss of $323 million last year. The higher loss of $98 million was due mainly to lower revenues, partly offset by lower non-interest
expenses. The decrease in revenue was due mainly to higher funding costs, partly offset by higher income from liquid assets and a lower taxable equivalent basis (TEB)
gross-up
as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.
Q2 2024 vs Q1 2024
Net income attributable to equity holders increased $53 million from the prior quarter due mainly to higher revenues and lower non-interest
expenses, partly offset by higher income taxes. The increase in revenue was due mainly to higher investment gains, lower funding costs, and a lower TEB gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes. There was also lower income from liquid assets due primarily to two fewer days in the quarter.
Year-to-date
Q2 2024 vs
Year-to-date
Q2 2023
Net income attributable to equity holders was a net loss of $895 million compared to a net loss of $1,236 million. Adjusted net income attributable to equity holders was a net loss of $895 million compared to a net loss of $657 million. This was due mainly to lower revenues, partly offset by lower non-interest
expenses. The decrease in revenue was due primarily to higher funding costs and lower investment gains, which were partly offset by higher income from liquid assets and a lower TEB gross-up,
as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.

32	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T15 Geographic highlights

	For the three months ended April 30, 2024 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,111	$196	$621	$348	$522	$178	$458	$260	$4,694
Non-interest income	2,192	442	253	115	73	121	274	183	3,653
Total revenue	4,303	638	874	463	595	299	732	443	8,347
Provision for credit losses	436	2	81	128	154	153	35	18	1,007
Non-interest expenses	2,591	342	428	184	231	186	349	400	4,711
Income tax expense	255	51	94	36	37	(11)	70	5	537
Net income	$1,021	$243	$271	$115	$173	$(29)	$278	$20	$2,092
Net income attributable to non-controlling interests in subsidiaries	–	–	5	–	7	(15)	29	–	26
Net income attributable to equity holders of the Bank	$1,021	$243	$266	$115	$166	$(14)	$249	$20	$2,066
Adjusted results (2)
Adjustments	6	–	–	1	5	–	1	–	13
Adjusted net income attributable to equity holders of the Bank	$1,027	$243	$266	$116	$171	$(14)	$250	$20	$2,079
Average Assets ($ billions)	$861	$222	$67	$27	$56	$15	$35	$128	$1,411
Average Liabilities ($ billions)	$838	$190	$61	$20	$53	$14	$32	$122	$1,330

	For the three months ended January 31, 2024 (1)									For the three months ended April 30, 2023 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,140	$226	$620	$344	$536	$165	$450	$292	$4,773	$2,066	$249	$512	$324	$471	$134	$443	$261	$4,460
Non-interest income	2,125	362	270	158	125	122	301	197	3,660	2,111	334	217	122	148	100	295	126	3,453
Total revenue	4,265	588	890	502	661	287	751	489	8,433	4,177	583	729	446	619	234	738	387	7,913
Provision for credit losses	381	7	82	128	174	138	37	15	962	238	34	58	83	154	103	25	14	709
Non-interest expenses	2,589	335	416	175	252	185	374	413	4,739	2,557	306	366	177	265	163	356	384	4,574
Income tax expense	247	38	98	45	47	(10)	71	(3)	533	189	68	76	45	27	(15)	84	10	484
Net income	$1,048	$208	$294	$154	$188	$(26)	$269	$64	$2,199	$1,193	$175	$229	$141	$173	$(17)	$273	$(21)	2,146
Net income attributable to non-controlling interests in subsidiaries	–	–	7	1	8	(15)	24	–	25	–	–	5	1	4	(11)	25	–	24
Net income attributable to equity holders of the Bank	$1,048	$208	$287	$153	$180	$(11)	$245	$64	$2,174	$1,193	$175	$224	$140	$169	$(6)	$248	$(21)	$2,122
Adjusted results (2)
Adjustments	6	–	–	–	5	–	1	1	13	6	–	–	2	5	–	1	1	15
Adjusted net income (loss) attributable to equity holders of the Bank	$1,054	$208	$287	$153	$185	$(11)	$246	$65	$2,187	$1,199	$175	$224	$142	$174	$(6)	$249	$(20)	$2,137
Average Assets ($ billions)	$869	$220	$64	$27	$59	$14	$35	$135	$1,423	$837	$217	$57	$28	$64	$14	$34	$140	$1,391
Average Liabilities ($ billions)	$847	$191	$60	$21	$56	$14	$31	$124	$1,344	$824	$180	$52	$21	$62	$12	$31	$131	$1,313

	For the six months ended April 30, 2024 (1)									For the six months ended April 30, 2023 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$4,251	$422	$1,241	$692	$1,058	$343	$908	$552	$9,467	$4,299	$545	$1,026	$655	$849	$268	$867	$514	$9,023
Non-interest income	4,317	804	523	273	198	243	575	380	7,313	4,115	644	421	254	355	196	575	292	6,852
Total revenue	8,568	1,226	1,764	965	1,256	586	1,483	932	16,780	8,414	1,189	1,447	909	1,204	464	1,442	806	15,875
Provision for credit losses	817	9	163	256	328	291	72	33	1,969	466	37	114	181	275	178	61	35	1,347
Non-interest expenses	5,180	677	844	359	483	371	723	813	9,450	5,025	619	717	355	505	319	714	781	9,035
Income tax expense	502	89	192	81	84	(21)	141	2	1,070	1,000	150	143	90	60	(13)	158	1	1,589
Net income	$2,069	$451	$565	$269	$361	$(55)	$547	$84	$4,291	$1,923	$383	$473	$283	$364	$(20)	$509	$(11)	$3,904
Net income attributable to non-controlling interests in subsidiaries	–	–	12	1	15	(30)	53	–	51	–	–	11	1	15	(15)	49	–	61
Net income attributable to equity holders of the Bank	$2,069	$451	$553	$268	$346	$(25)	$494	$84	$4,240	$1,923	$383	$462	$282	$349	$(5)	$460	$(11)	$3,843
Adjusted results (2)
Adjustments	12	–	–	1	10	–	2	1	26	592	–	–	3	10	–	2	2	609
Adjusted net income (loss) attributable to equity holders of the Bank	$2,081	$451	$553	$269	$356	$(25)	$496	$85	$4,266	$2,515	$383	$462	$285	$359	$(5)	$462	$(9)	$4,452
Average Assets ($ billions)	$865	$221	$65	$27	$57	$15	$35	$132	$1,417	$836	$215	$55	$28	$61	$13	$34	$144	$1,386
Average Liabilities ($ billions)	$843	$191	$61	$20	$54	$14	$32	$123	$1,338	$822	$183	$49	$22	$59	$12	$30	$132	$1,309
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures section starting on page 5.

Scotiabank Second Quarter Report 2024	33

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T16 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	April 30 2024 (1)	January 31 2024 (1)	October 31 2023 (1)	July 31 2023 (1)	April 30 2023 (1)	January 31 2023 (1)	October 31 2022 (1)	July 31 2022 (1)
Reported results
Net interest income	$4,694	$4,773	$4,666	$4,573	$4,460	$4,563	$4,622	$4,676
Non-interest income	3,653	3,660	3,606	3,494	3,453	3,399	3,004	3,123
Total revenue	$8,347	$8,433	$8,272	$8,067	$7,913	$7,962	$7,626	$7,799
Provision for credit losses	1,007	962	1,256	819	709	638	529	412
Non-interest expenses	4,711	4,739	5,527	4,559	4,574	4,461	4,529	4,191
Income tax expense	537	533	135	497	484	1,105	475	602
Net income	$2,092	$2,199	$1,354	$2,192	$2,146	$1,758	$2,093	$2,594
Basic earnings per share ($)	1.59	1.70	1.01	1.72	1.69	1.36	1.64	2.10
Diluted earnings per share ($)	1.57	1.68	0.99	1.70	1.68	1.35	1.63	2.09
Net interest margin (%) (2)	2.17	2.19	2.15	2.10	2.12	2.11	2.18	2.22
Effective tax rate (%) (3)	20.4	19.5	9.1	18.5	18.4	38.6	18.5	18.8
Adjusted results (2)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$(367)	$–	$–	$–	$361	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	–	–	354	–	–	–	85	–
Consolidation of real estate and contract termination costs	–	–	87	–	–	–	–	–
Impairment of non-financial assets	–	–	346	–	–	–	–	–
Amortization of acquisition-related intangible assets	18	18	19	20	21	21	24	24
Support costs for the Scene+loyalty program	–	–	–	–	–	–	133	–
Total non-interest expenses adjustments (Pre-tax)	18	18	806	20	21	21	242	24
Total impact of adjusting items on net income before taxes	18	18	439	20	21	21	603	24
Impact of adjusting items on income tax expense:
Canada recovery dividend	–	–	–	–	–	579	–	–
Impact of other adjusting items on income tax expense	(5)	(5)	(150)	(5)	(6)	(6)	(81)	(7)
Total impact of adjusting items on net income	13	13	289	15	15	594	522	17
Adjusted net income	$2,105	$2,212	$1,643	$2,207	$2,161	$2,352	$2,615	$2,611
Adjusted diluted earnings per share ($)	1.58	1.69	1.23	1.72	1.69	1.84	2.06	2.10
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements. Amounts for fiscal 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)	Refer to Glossary on page 55 for the description of the measure.
Trending analysis
Earnings over the period were driven by higher net interest income and higher non-interest
income, partly offset by higher provision for credit losses and increased term funding costs.
Total revenue
Canadian Banking net interest income over the period has increased driven by deposit growth, margin expansion and general increase in loans. International Banking net interest income has trended upward driven by growth in residential mortgages and business loans, and central bank rate increases impacting margins.
Non-interest
income for Canadian Banking and International Banking has been stable over the period. Global Wealth Management fee-based
revenues were impacted by market conditions with increases in recent quarters. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and business banking businesses. Revenues in the Other segment were impacted by higher term funding costs and asset/liability management activities.

34	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Provision for credit losses has increased during the period driven by the unfavourable macroeconomic outlook, retail portfolio growth, and more recently, the uncertainty around the impact of higher interest rates from policy tightening to address inflation. Higher impaired loan provisions over the period were due to higher formations in retail and Canadian commercial portfolios, as well as retail credit migration.
Non-interest
expenses
Non-interest
expenses for the period reflect the Bank’s continued investment in personnel and technology to support business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation also contributed to fluctuations over the period.
Provision for income taxes
The effective tax rate was 20.4% this quarter. The effective tax rate average was 20.2% over the period and was impacted by the recognition of the CRD in Q1 2023, increased statutory tax rates, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax-exempt
dividend income and inflationary benefits.
Financial Position
T17 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	April 30 2024 (1)	October 31 2023 (1)	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$59.9	$91.2	(34.4)%	(34.2)%	(0.2)%
Trading assets	132.3	117.9	12.2	12.1	0.1
Securities purchased under resale agreements and securities borrowed	192.9	199.3	(3.2)	(2.9)	(0.3)
Investment securities	144.8	118.2	22.5	22.8	(0.3)
Loans	753.5	750.9	0.3	0.6	(0.3)
Other	116.0	133.5	(13.0)	(12.6)	(0.4)
Total assets	$1,399.4	$1,411.0	(0.8)%	(0.6)%	(0.2)%
Liabilities
Deposits	$942.0	$952.3	(1.1)%	(0.9)%	(0.2)%
Obligations related to securities sold under repurchase agreements and securities lent	173.6	160.0	8.5	8.5	–
Other liabilities	194.6	210.5	(7.5)	(6.9)	(0.6)
Subordinated debentures	8.1	9.7	(16.1)	(15.7)	(0.4)
Total liabilities	$1,318.3	$1,332.5	(1.1)%	(0.9)%	(0.2)%
Equity
Common equity (2)	$70.6	$68.7	2.6%	3.8%	(1.2)%
Preferred shares and other equity instruments	8.8	8.1	8.7	8.7	–
Non-controlling interests in subsidiaries	1.7	1.7	(0.6)	(1.1)	0.5
Total equity	$81.1	$78.5	3.2%	4.2%	(1.0)%
Total liabilities and equity	$1,399.4	$1,411.0	(0.8)%	(0.6)%	(0.2)%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,399 billion as at April 30, 2024, a decrease of $12 billion or 1% from October 31, 2023. Cash and deposits with financial institutions decreased $32 billion due primarily to lower balances with central banks. Trading securities increased $15 billion due mainly to higher client activity. Loans increased $3 billion. Residential mortgages were in line with October 31, 2023. Personal and credit cards loans were up $2 billion primarily in Canada and Mexico. Business and government loans increased $1 billion, mainly in Canada. Securities purchased under resale agreements and securities borrowed decreased $6 billion due mainly to lower client activity. Derivative instrument assets decreased by $6 billion due to changes in foreign exchange rates and interest rates. Investment securities increased $27 billion due mainly to increased holdings of U.S. and Canadian government debt. Customers’ liability under acceptances decreased $10 billion due to the upcoming CDOR cessation in June 2024.
Total liabilities were $1,318 billion as at April 30, 2024, a decrease of $14 billion or 1% from October 31, 2023. Total deposits decreased $10 billion. Personal deposits of $292 billion increased $4 billion due primarily to growth in term deposits in Canada. Business and government deposits were lower by $7 billion mainly in the U.S. Deposits by financial institutions were down $7 billion mainly in Asia. Financial instruments designated at fair value through profit or loss increased $6 billion due to changes in fair value. Obligations related to securities sold under repurchase agreement and securities lent increased $14 billion due mainly to client activity. Derivative instrument liabilities decreased $6 billion due to changes in interest rates and foreign exchange rates. Acceptances decreased $10 billion due to the upcoming CDOR cessation in June 2024. Subordinated debentures were lower by $2 billion due to a redemption in Q1 2024. Other liabilities decreased $8 billion due mainly to lower collateral, accrued charges and subsidiary debt.
Total shareholders’ equity was $81 billion, an increase of $3 billion from October 31, 2023. Equity was higher due to current year earnings of $4,291 million, net preferred share and other equity instrument issuances of $704 million, and common share issuances of $957 million primarily related to the Shareholder Dividend and Share Purchase Plan. Partly offsetting these items were dividends paid of $2,813 million and other comprehensive loss of $580 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2023 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2023 Annual Report.

Scotiabank Second Quarter Report 2024	35

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.
The base case scenario reflects a stronger level of economic activity in both the U.S. and Canada in 2024 and 2025 compared to last quarter, due to the continued resilience to the tightening in monetary conditions. The Bank expects economic activity to post lower growth in both economies from the second to the last quarter of 2024, as past hikes in monetary policy continue to take effect. However, they should avoid a formal recession due to strong consumption and support from fiscal policy. The Bank expects the monetary policy rate in Canada and the U.S. to start its easing phase in the third quarter of 2024, and this easing will occur more slowly in its early phase than previously assumed, given headwinds to the reduction of inflation, notably from stronger economic conditions in 2024 and 2025.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on weaker global and domestic demand, deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. This scenario is based on the banking sector turmoil in the U.S. and Europe in the spring of 2023. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case to bring inflation under control.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 69 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
The base case scenario assumes stronger economic growth in Canada and the U.S. in 2024 relative to last quarter. In Canada, this comes at the expense of growth in 2025. Despite this upward revision, 2024 economic growth is below potential in both countries, which helps bring inflation back to targeted rates around mid-2025. On an average annual basis, economic activity in Canada is expected to grow by 1.5% in 2024 and to strengthen to 2% in 2025. In the U.S., economic growth declines from 2.5% in 2023 to 2.4% in 2024 and further to 1.5% in 2025.

●
Unemployment Rate:
The base case scenario assumes an increase in the unemployment rate in both Canada and the U.S. this year and next, in line with the expected slowing in economic activity. The employment response to the slowdown in economic activity is expected to be muted relative to previous cycles owing to the still above pre-pandemic levels for job vacancy rates, an expectation that firms will hold on to workers to a greater degree than in previous slowdowns given the high costs of attracting and retaining workers, and population growth. The outlook for both countries’ unemployment rates is lower than last quarter’s in 2024-2025, particularly in the U.S., given better economic conditions over this period, but it eventually becomes higher given weaker than previously expected growth for remainder of the forecast horizon.

36	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The total allowance for credit losses as at April 30, 2024, was $6,768 million compared to $6,597 million last quarter. The allowance for credit losses ratio was 88 basis points, an increase of two basis points. The allowance for credit losses on loans was $6,507 million, an increase of $179 million from the prior quarter. Allowances were higher due to provisions in Canadian Banking retail portfolios, mainly in mortgages and unsecured lines, and the impact of the macroeconomic outlook impacting commercial portfolios. The impact of foreign currency translation increased the allowance by $85 million.
The allowance against performing loans was higher at $4,507 million compared to $4,424 million last quarter. The allowance for performing loans ratio was 61 basis points. Allowances were driven by provisions in Canadian Banking retail portfolios mainly in residential mortgages and unsecured lines, the continued unfavourable macroeconomic outlook impacting the commercial portfolios, and portfolio growth. This was partly offset by credit migration to impaired in the retail portfolios, mainly in Mexico and Peru. The impact of foreign currency translation increased the allowance by $51 million.
The allowance on impaired loans increased to $2,000 million from $1,904 million last quarter. The allowance for impaired loans ratio was 27 basis points, an increase of two basis points. The increase was due primarily to higher provisions relating to retail portfolios credit migration, and the negative impact of foreign currency translation. The impact of foreign currency translation increased the allowance by $34 million.
Impaired loans
Gross impaired loans increased to $6,399 million as at April 30, 2024, from $6,119 million last quarter. The increase was due primarily to new formations in the International retail portfolios, mainly Chile and Mexico, and International commercial, mostly in the real estate sector in Chile, as well as the impact of foreign currency translation. The gross impaired loan ratio was 83 basis points, an increase of three basis points from last quarter.
Net impaired loans in Canadian Banking were $1,158 million, a decrease of $59 million from last quarter, as new formations were offset by higher retail provisions. International Banking’s net impaired loans were $3,141 million, an increase of $218 million from last quarter, due primarily to new formations in the commercial portfolio, mostly in the real estate sector in Chile, and retail portfolios, as well as the negative impact of foreign currency translation. In Global Wealth Management, net impaired loans were $54 million, an increase of $19 million from last quarter, due to new formations. In Global Banking and Markets, net impaired loans were $46 million, an increase of $6 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.57%, an increase of two basis points from 0.55% last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2024, these loans amounted to $467 billion or 61% of the Bank’s total loans and acceptances outstanding (January 31, 2024 – $462 billion or 60%). Of these, $367 billion or 79% are real estate secured loans (January 31, 2024 – $364 billion or 79%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas
(1)

	As at April 30, 2024
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,683	1.6%	$6,566	2.3%	$11,249	3.9%	$–	–%	$1,049	4.5%	$1,049	4.5%
Quebec	7,400	2.6	11,856	4.1	19,256	6.7	–	–	1,193	5.2	1,193	5.2
Ontario	29,766	10.3	131,891	45.6	161,657	55.9	–	–	13,748	59.4	13,748	59.4
Manitoba & Saskatchewan	5,074	1.8	4,373	1.5	9,447	3.3	–	–	601	2.6	601	2.6
Alberta	15,329	5.3	15,117	5.2	30,446	10.5	–	–	2,200	9.5	2,200	9.5
British Columbia & Territories	10,340	3.5	47,033	16.2	57,373	19.7	–	–	4,364	18.8	4,364	18.8
Canada (4)(5)	$72,592	25.1%	$216,836	74.9%	$289,428	100%	$–	–%	$23,155	100%	$23,155	100%
International	–	–	54,740	100	54,740	100	–	–	–	–	–	–
Total	$72,592	21.1%	$271,576	78.9%	$344,168	100%	$–	–%	$23,155	100%	$23,155	100%
	As at January 31, 2024
Canada (4)(5)	$73,537	25.6%	$214,259	74.4%	$287,796	100%	$–	–%	$22,769	100%	$22,769	100%
International	–	–	53,246	100	53,246	100	–	–	–	–	–	–
Total	$73,537	21.6%	$267,505	78.4%	$341,042	100%	$–	–%	$22,769	100%	$22,769	100%
	As at October 31, 2023
Canada (4)(5)	$75,538	26.0%	$214,715	74.0%	$290,253	100%	$–	–%	$22,472	100%	$22,472	100%
International	–	–	53,929	100	53,929	100	–	–	–	–	–	–
Total	$75,538	21.9%	$268,644	78.1%	$344,182	100%	$–	–%	$22,472	100%	$22,472	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,375 (January 31, 2024 -$3,667; October 31, 2023 – $3,710) of which $2,439 are insured (January 31, 2024 -$2,452; October 31, 2023 – $2,458).
(5)	Variable rate mortgages account for 32% (January 31, 2024 – 33%; October 31, 2023 – 33%) of the Bank’s total Canadian residential mortgage portfolio.

Scotiabank Second Quarter Report 2024	37

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods
(1)

	As at April 30, 2024
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	36.1%	35.1%	27.8%	0.8%	0.2%	100%
International	66.2%	17.5%	15.9%	0.4%	0.0%	100%
	As at January 31, 2024
Canada	35.4%	36.3%	27.6%	0.5%	0.2%	100%
International	64.5%	17.1%	17.2%	1.2%	0.0%	100%
	As at October 31, 2023
Canada	34.2%	37.4%	27.7%	0.5%	0.2%	100%
International	64.5%	17.2%	17.2%	1.1%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
The Canadian residential mortgage portfolio is 75% uninsured (January 31, 2024 – 74%; October 31, 2023 – 74%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 51% (January 31, 2024 – 50%; October 31, 2023 – 49%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios
(1)

	Uninsured LTV ratios
	For the three months ended April 30, 2024
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	60.8%	62.8%
Quebec	62.2	66.1
Ontario	62.0	62.4
Manitoba & Saskatchewan	62.9	61.9
Alberta	65.2	66.1
British Columbia & Territories	60.9	61.0
Canada (3)	62.0%	62.6%
International	71.4%	n/a
	For the three months ended January 31, 2024
Canada (3)	60.6%	60.9%
International	72.1%	n/a
	For the three months ended October 31, 2023
Canada (3)	59.4%	61.4%
International	71.7%	n/a
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank
scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

38	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Loans to Canadian condominium developers
The Bank had loans outstanding to Canadian condominium developers of $3,161 million as at April 30, 2024 (January 31, 2024 – $3,191 million). Total exposure to the Canadian condo sector represents approximately 5% of the commercial real estate portfolio, of which approximately 75% are investment grade facilities. This is a portfolio with developers who have long-term relationships with the Bank.
Commercial real estate exposures
The Bank’s commercial real estate portfolio was $67.1 billion, or 8.7% of the Bank’s total loans and acceptances outstanding as at April 30, 2024 (January 31, 2024 – $66.6 billion or 8.7%). This portfolio is largely comprised of loans to the residential and industrial sectors (73%), both with relatively stable fundamentals. Total exposure to the Office subsector (entities engaged in the construction, development or ownership of office properties as a business) represents approximately 9% of the commercial real estate portfolio, of which approximately 60% are investment grade facilities. U.S. office exposure represents approximately 0.5% of the portfolio.
Regional
non-retail
exposures
The Bank’s exposures outside Canada and the US are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (63% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the year that materially impacted the Bank’s exposures.
The Bank’s exposures to sovereigns was $66.5 billion as at April 30, 2024 (January 31, 2024 – $67.4 billion; October 31, 2023 – $66.2 billion), $18.9 billion to banks (January 31, 2024 – $17.1 billion; October 31, 2023 – $16.7 billion) and $120.0 billion to corporates (January 31, 2024 – $121.5 billion; October 31, 2023 – $129.2 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $0.3 billion as at April 30, 2024 (January 31, 2024 – $0.4 billion; October 31, 2023 – $0.3 billion).
The Bank’s regional credit exposures are distributed as follows:
T21 Bank’s regional credit exposures distribution

	As at
	April 30, 2024							January 31 2024	October 31 2023
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$87,620	$9,703	$27,431	$1,845	$126,599	$8,312	$134,911	$133,360	$137,715
Caribbean and Central America	13,024	3,988	4,424	21	21,457	2,990	24,447	23,409	23,302
Europe, excluding U.K.	7,748	3,386	2,587	4,323	18,044	11,138	29,182	27,092	26,415
U.K.	7,322	965	1,275	6,642	16,204	7,750	23,954	25,428	25,545
Asia	10,539	1,331	10,717	233	22,820	8,810	31,630	33,615	38,371
Other (6)	175	10	53	8	246	360	606	529	598
Total	$126,428	$19,383	$46,487	$13,072	$205,370	$39,360	$244,730	$243,433	$251,946
(1)
Allowances for credit losses are $563. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,831 as at April 30, 2024 (January 31, 2024 – $14,748; October 31, 2023 – $16,297).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $5,893 and collateral held against SFT was $128,710.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil and Uruguay.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. As a result of the implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, VaR, Stressed VaR (sVaR) and the Incremental Risk Charge (IRC) are no longer components of market risk capital. VaR remains a primary measure of market risk, with additional portfolios included in the calculation. Prior periods have been restated to conform to the current calculation of VaR. sVaR and IRC are no longer calculated.

Scotiabank Second Quarter Report 2024	39

MANAGEMENT’S DISCUSSION & ANALYSIS

T22 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	April 30 2024	January 31 2024	April 30 2023
Credit spread plus interest rate	$15.8	$14.9	$15.7
Credit spread	9.6	8.5	9.5
Interest rate	15.4	10.2	14.0
Equities	5.4	5.8	4.6
Foreign exchange	3.9	4.1	3.7
Commodities	2.6	3.5	6.3
Debt specific	3.2	3.9	3.7
Diversification effect	(12.9)	(15.2)	(16.6)
Total VaR	$18.0	$17.0	$17.4
In the second quarter of 2024, the average
one-day
Total VaR increased due to higher interest rate risk.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.
T23 Structural interest sensitivity

	As at
	April 30, 2024						January 31, 2024		April 30, 2023
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$(7)	$(18)	$(25)	$(593)	$(994)	$(1,587)	$(94)	$(1,131)	$(46)	$(1,247)
-100 bps	(17)	(3)	(20)	379	764	1,143	42	643	(2)	796
During the second quarter of 2024, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.

40	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T24 Market risk linkage to Consolidated Statement of financial Position of the Bank

As at April 30, 2024 (1)	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$1,253	$1,253	$–	$–	n/a
Trading assets	132,280	131,530	750	–	Interest rate, FX
Derivative financial instruments	44,856	32,826	12,030	–	Interest rate, FX, equity
Investment securities	144,784	–	144,784	–	Interest rate, FX, equity
Loans	753,526	–	753,526	–	Interest rate, FX
Assets – other (2)	322,731	522	–	322,209	n/a
Total assets	$1,399,430	$166,131	$911,090	$322,209
Deposits	$942,028	$–	$897,439	$44,589	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	32,987	32,987	–	–	Interest rate, equity
Obligations related to securities sold short	37,780	37,780	–	–	n/a
Derivative financial instruments	52,861	34,241	18,620	–	Interest rate, FX, equity
Trading liabilities (3)	484	484	–	–	n/a
Pension and other benefit liabilities	1,597	–	1,597	–	Interest rate, credit spread, equity
Liabilities – other (4)	250,618	289	–	250,329	n/a
Total liabilities	$1,318,355	$105,781	$917,656	$294,918
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2023 (1)	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$937	$937	$–	$–	n/a
Trading assets	117,868	117,719	149	–	Interest rate, FX
Derivative financial instruments	51,340	36,512	14,828	–	Interest rate, FX, equity
Investment securities	118,237	–	118,237	–	Interest rate, FX, equity
Loans	750,911	–	750,911	–	Interest rate, FX
Assets – other (2)	371,750	–	–	371,750	n/a
Total assets	$1,411,043	$155,168	$884,125	$371,750
Deposits	$952,333	$–	$908,649	$43,684	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss (3)	26,779	26,779	–	–	Interest rate, equity
Obligations related to securities sold short	36,403	36,403	–	–	n/a
Derivative financial instruments	58,660	36,018	22,642	–	Interest rate, FX, equity
Trading liabilities (4)	439	439	–	–	n/a
Pension and other benefit liabilities	1,524	–	1,524	–	Interest rate, credit spread, equity
Liabilities – other (5)	256,334	–	–	256,334	n/a
Total liabilities (3)	$1,332,472	$99,639	$932,815	$300,018
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Prior period amounts have been restated to conform with current period presentation.
(4)	Gold and silver certificates and bullion included in other liabilities.
(5)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 35 to the Consolidated Financial Statements in the Bank’s 2023 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.

Scotiabank Second Quarter Report 2024	41

MANAGEMENT’S DISCUSSION & ANALYSIS

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2024 unencumbered liquid assets were $311 billion (October 31, 2023 – $319 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 83% of liquid assets (October 31, 2023 – 73%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 17% (October 31, 2023 – 27%). The decrease in total unencumbered liquid assets was mainly attributable to a decrease in cash and deposits with central banks, partly offset by an increase in government obligations and other liquid securities, and NHA mortgage-backed securities.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2024. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.
The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at April 30, 2024
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$50,951	$–	$50,951	$–	$6,085	$44,866	$–
Deposits with financial institutions	7,680	–	7,680	–	41	7,639	–
Precious metals	1,253	–	1,253	–	–	1,253	–
Securities:
Canadian government obligations	71,224	31,055	102,279	32,804	–	69,475	–
Foreign government obligations	119,192	121,874	241,066	114,466	–	126,600	–
Other securities	73,778	103,402	177,180	143,691	–	33,489	–
NHA mortgage-backed securities	35,038	–	35,038	7,173	–	27,865	–
Total	$359,116	$256,331	$615,447	$298,134	$6,126	$311,187	$–

	As at October 31, 2023
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other securities	60,961	103,437	164,398	144,627	–	19,771	–
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Total	$346,843	$276,173	$623,016	$297,458	$6,162	$319,396	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	April 30 2024	October 31 2023
The Bank of Nova Scotia (Parent)	$232,126	$237,501
Bank domestic subsidiaries	38,571	39,988
Bank foreign subsidiaries	40,490	41,907
Total	$311,187	$319,396
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.

42	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T27 Asset encumbrance

	As at April 30, 2024 (1)
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)
Cash and deposits with central banks	$50,951	$–	$50,951	$–	$6,085	$44,866	$–
Deposits with financial institutions	7,680	–	7,680	–	41	7,639	–
Precious metals	1,253	–	1,253	–	–	1,253	–
Liquid securities:
Canadian government obligations	71,224	31,055	102,279	32,804	–	69,475	–
Foreign government obligations	119,192	121,874	241,066	114,466	–	126,600	–
Other liquid securities	73,778	103,402	177,180	143,691	–	33,489	–
Other securities	3,681	7,263	10,944	5,132	–	–	5,812
Loans classified as liquid assets:
NHA mortgage-backed securities	35,038	–	35,038	7,173	–	27,865	–
Other loans	725,629	–	725,629	5,464	84,988	17,835	617,342
Other financial assets (5)	250,946	(184,515)	66,431	14,505	–	–	51,926
Non-financial assets	60,058	–	60,058	–	–	–	60,058
Total	$1,399,430	$79,079	$1,478,509	$323,235	$91,114	$329,022	$735,138

	As at October 31, 2023 (1)
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Liquid securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other liquid securities	60,961	103,437	164,398	144,627	–	19,771	–
Other securities	3,758	7,714	11,472	4,941	–	–	6,531
Loans classified as liquid assets:
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Other loans	724,952	–	724,952	4,693	88,682	13,064	618,513
Other financial assets (5)	273,930	(185,713)	88,217	15,287	–	–	72,930
Non-financial assets	61,560	–	61,560	–	–	–	61,560
Total	$1,411,043	$98,174	$1,509,217	$322,379	$94,844	$332,460	$759,534
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Assets which are restricted from being used to secure funding for legal or other reasons.
(3)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(4)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(5)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at April 30, 2024 total encumbered assets of the Bank were $414 billion (October 31, 2023 – $417 billion). Of the remaining $1,064 billion (October 31, 2023 – $1,092 billion) of unencumbered assets, $329 billion (October 31, 2023 – $332 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2024, the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $23 million or $677 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank Second Quarter Report 2024	43

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended April 30, 2024, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended April 30, 2024 ($ millions) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$277,412

Cash outflows
Retail deposits and deposits from small business customers, of which:	$239,759	$23,483
Stable deposits	101,590	3,252
Less stable deposits	138,169	20,230
Unsecured wholesale funding, of which:	305,019	139,005
Operational deposits (all counterparties) and deposits in networks of cooperative banks	109,467	26,436
Non-operational deposits (all counterparties)	172,508	89,525
Unsecured debt	23,044	23,044
Secured wholesale funding	*	66,647
Additional requirements, of which:	265,201	63,255
Outflows related to derivative exposures and other collateral requirements	45,745	25,718
Outflows related to loss of funding on debt products	6,110	6,110
Credit and liquidity facilities	213,346	31,427
Other contractual funding obligations	1,389	1,388
Other contingent funding obligations (5)	571,932	7,684
Total cash outflows	*	$301,462

Cash inflows
Secured lending (e.g. reverse repos)	$273,612	$40,796
Inflows from fully performing exposures	32,990	20,068
Other cash inflows	26,265	26,265
Total cash inflows	$332,867	$87,129
		Total adjusted value (6)
Total HQLA	*	$277,412
Total net cash outflows	*	$214,333
Liquidity coverage ratio (%)	*	129%
For the quarter ended January 31, 2024 ($ millions)		Total adjusted value (6)
Total HQLA	*	$278,440
Total net cash outflows	*	$211,290
Liquidity coverage ratio (%)	*	132%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The decrease in the Bank’s average LCR for the quarter ended April 30, 2024 versus the average of the previous quarter was mainly attributable to higher cash outflows related to derivative exposures and other collateral requirements and lower cash inflows from secured lending activities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

44	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at April 30, 2024:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted Value (3)
As at April 30, 2024 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$90,527	$–	$–	$–	$90,527
Regulatory capital	90,527	–	–	–	90,527
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	190,730	87,189	41,711	49,882	337,499
Stable deposits	88,196	29,264	17,182	17,644	145,554
Less stable deposits	102,534	57,924	24,529	32,238	191,944
Wholesale funding:	208,013	274,794	58,785	130,492	323,962
Operational deposits	116,326	–	–	–	58,163
Other wholesale funding	91,687	274,794	58,785	130,492	265,799
Liabilities with matching interdependent assets (4)	–	2,559	2,939	13,868	–
Other liabilities:	64,976	141,065			21,078
NSFR derivative liabilities		9,035
All other liabilities and equity not included in the above categories	64,976	109,815	2,274	19,941	21,078
Total ASF					$773,065
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$20,454
Deposits held at other financial institutions for operational purposes	$1,837	$–	$–	$–	$919
Performing loans and securities:	110,739	184,625	74,904	482,225	561,771
Performing loans to financial institutions secured by Level 1 HQLA	135	3,437	7,158	–	5,433
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,811	89,539	9,698	12,727	30,454
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	64,452	73,336	34,994	213,328	287,399
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	298	891	1,455	1,540
Performing residential mortgages, of which:	22,405	17,684	22,481	250,167	214,987
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,405	17,565	22,296	235,478	202,350
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	20,935	629	572	6,002	23,497
Assets with matching interdependent liabilities (4)	–	2,559	2,939	13,868	–
Other assets:	3,301	201,441			59,718
Physical traded commodities, including gold	3,301				2,806
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		9,025			7,671
NSFR derivative assets		5,667			–
NSFR derivative liabilities before deduction of variation margin posted		27,623			1,381
All other assets not included in the above categories	–	111,271	–	47,856	47,860
Off-balance sheet items		499,819			19,008
Total RSF					$661,869
Net Stable Funding Ratio (%)					117%

As at January 31, 2024 ($ millions)	Weighted Value (3)
Total ASF	$766,352
Total RSF	656,450
Net stable funding ratio (%)	117%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The Bank’s NSFR as at April 30, 2024 was unchanged versus the previous quarter as higher ASF from retail deposits was offset by higher RSF for performing loans, securities and other assets.

Scotiabank Second Quarter Report 2024	45

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $390 billion as at April 30, 2024 (October 31, 2023 – $385 billion). The increase since October 31, 2023 is due primarily to growth in personal deposits and common equity. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $209 billion (October 31, 2023 – $216 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

46	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at April 30, 2024
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$3,024	$1,700	$500	$265	$229	$5,718	$190	–	–	$5,908
Bearer notes, commercial paper and certificate of deposits	7,401	16,661	18,890	12,697	10,300	65,949	818	270	146	67,183
Asset-backed commercial paper (3)	4,222	5,729	2,418	69	–	12,438	–	–	–	12,438
Senior notes (4)(5)	622	7,602	1,388	2,104	2,188	13,904	2,812	8,303	11,836	36,855
Bail-inable notes (5)	–	2,272	1,915	5,825	6,368	16,380	16,244	26,935	15,156	74,715
Asset-backed securities	–	–	–	3	–	3	1,506	1,362	837	3,708
Covered bonds	–	–	2,939	1,469	4,791	9,199	10,013	23,031	6,224	48,467
Mortgage securitization (6)	–	1,748	811	650	1,821	5,030	2,890	7,285	3,650	18,855
Subordinated debt (7)	–	–	–	53	–	53	1,986	194	7,919	10,152
Total wholesale funding sources	$15,269	$35,712	$28,861	$23,135	$25,697	$128,674	$36,459	$67,380	$45,768	$278,281

Of Which:

Unsecured funding	$11,047	$28,235	$22,692	$20,944	$19,084	$102,002	$22,050	$35,702	$35,058	$194,812
Secured funding	4,222	7,477	6,169	2,191	6,613	26,672	14,409	31,678	10,710	83,469

	As at October 31, 2023
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,363	$1,197	$129	$693	$450	$4,832	$415	–	–	$5,247
Bearer notes, commercial paper and certificate of deposits	12,026	15,304	20,407	17,064	7,060	71,861	1,739	268	79	73,947
Asset-backed commercial paper (3)	4,532	3,998	2,655	1,397	–	12,582	–	–	–	12,582
Senior notes (4)(5)	176	3,034	4,047	7,740	1,392	16,389	2,250	8,651	11,593	38,883
Bail-inable notes (5)	–	613	9,450	2,288	1,889	14,240	20,462	26,063	15,204	75,969
Asset-backed securities	–	1	–	–	–	1	910	1,387	851	3,149
Covered bonds	–	1,834	–	–	2,935	4,769	9,163	29,892	5,976	49,800
Mortgage securitization (6)	–	953	548	1,751	811	4,063	3,627	7,851	4,268	19,809
Subordinated debt (7)	–	–	2	–	–	2	336	1,976	9,322	11,636
Total wholesale funding sources	$19,097	$26,934	$37,238	$30,933	$14,537	$128,739	$38,902	$76,088	$47,293	$291,022

Of Which:

Unsecured funding	$14,566	$20,148	$34,034	$27,784	$10,792	$107,324	$25,201	$36,959	$36,198	$205,682
Secured funding	4,531	6,786	3,204	3,149	3,745	21,415	13,701	39,129	11,095	85,340
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are principal at maturity based on remaining term.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $311 billion as at April 30, 2024 (October 31, 2023 – $319 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Second Quarter Report 2024	47

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at April 30, 2024, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31 Contractual maturities

	As at April 30, 2024 (1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$52,930	$435	$268	$238	$117	$295	$420	$239	$4,942		$59,884
Trading assets	2,192	5,539	6,047	2,399	5,062	9,975	19,473	19,969	61,624		132,280
Securities purchased under resale agreements and securities borrowed	162,323	16,553	10,007	1,706	2,269	–	–	–	–		192,858
Derivative financial instruments	2,679	3,620	3,046	4,264	2,330	6,937	9,992	11,988	–		44,856
Investment securities – FVOCI	3,387	5,662	6,070	6,389	5,298	10,444	47,162	24,588	1,699		110,699
Investment securities – amortized cost	310	965	890	828	756	2,553	5,363	20,380	–		32,045
Investment securities – FVTPL	–	–	–	–	–	–	–	–	2,040		2,040
Loans	58,287	41,888	43,190	42,390	41,807	147,109	261,944	53,572	63,339		753,526
Residential mortgages	4,333	8,672	14,865	14,628	16,405	84,601	157,509	40,072	3,083	(2)	344,168
Personal loans	4,392	2,697	4,019	4,226	2,852	12,777	25,457	6,392	42,716		105,528
Credit cards	–	–	–	–	–	–	–	–	17,579		17,579
Business and government	49,562	30,519	24,306	23,536	22,550	49,731	78,978	7,108	6,468	(3)	292,758
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,507)		(6,507)
Customers’ liabilities under acceptances	7,724	1,391	2	–	–	–	–	–	–		9,117
Other assets	–	–	–	–	–	–	–	–	62,125		62,125
Total assets	$289,832	$76,053	$69,520	$58,214	$57,639	$177,313	$344,354	$130,736	$195,769		$1,399,430

Liabilities and equity
Deposits	$95,876	$77,286	$65,461	$54,045	$53,493	$65,416	$77,850	$24,432	$428,169		$942,028
Personal	17,007	16,959	21,016	20,545	19,882	27,139	12,019	222	157,328		292,117
Non-personal	78,869	60,327	44,445	33,500	33,611	38,277	65,831	24,210	270,841		649,911
Financial instruments designated at fair value through profit or loss	238	1,272	1,234	1,403	2,283	4,922	7,869	13,766	–		32,987
Acceptances	7,812	1,391	2	–	–	–	–	–	–		9,205
Obligations related to securities sold short	730	1,156	5,369	1,760	1,248	4,293	5,828	7,934	9,462		37,780
Derivative financial instruments	2,307	2,571	2,476	3,931	1,985	7,076	12,545	19,970	–		52,861
Obligations related to securities sold under repurchase agreements and securities lent	171,240	2,129	101	4	–	–	128	–	–		173,602
Subordinated debentures	–	–	–	–	–	1,950	–	6,179	–		8,129
Other liabilities	451	2,444	1,757	1,109	834	3,195	6,089	8,301	37,583		61,763
Total equity	–	–	–	–	–	–	–	–	81,075		81,075
Total liabilities and equity	$278,654	$88,249	$76,400	$62,252	$59,843	$86,852	$110,309	$80,582	$556,289		$1,399,430

Off-balance sheet commitments
Credit commitments (4)	$3,540	$12,119	$16,305	$17,923	$19,601	$46,082	$146,665	$14,135	–		$276,370
Guarantees and letters of credit (5)	–	–	–	–	–	–	–	–	46,332		46,332
Outsourcing obligations (6)	18	35	52	31	3	11	33	18	–		201
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

48	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2023 (1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$85,337	$383	$50	$45	$47	$132	$246	$199	$4,810		$91,249
Trading assets	2,822	6,336	7,434	2,798	3,687	8,878	18,512	16,942	50,459		117,868
Securities purchased under resale agreements and securities borrowed	174,243	11,632	8,185	3,247	2,018	–	–	–	–		199,325
Derivative financial instruments	3,403	5,590	3,641	2,772	2,238	7,917	12,495	13,284	–		51,340
Investment securities – FVOCI	2,679	6,299	8,095	4,006	4,718	9,754	30,602	15,997	2,164		84,314
Investment securities – amortized cost	291	560	754	1,063	826	2,937	5,217	20,336	–		31,984
Investment securities – FVTPL	–	–	–	–	–	–	51	–	1,888		1,939
Loans	61,791	38,905	39,256	39,951	35,611	132,128	291,332	52,390	59,547		750,911
Residential mortgages	3,722	6,362	10,961	12,478	14,087	70,902	183,644	39,776	2,250	(2)	344,182
Personal loans	3,594	2,538	4,168	4,398	3,581	13,419	24,456	6,782	41,234		104,170
Credit cards	–	–	–	–	–	–	–	–	17,109		17,109
Business and government	54,475	30,005	24,127	23,075	17,943	47,807	83,232	5,832	5,326	(3)	291,822
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,372)		(6,372)
Customers’ liabilities under acceptances	15,243	3,307	73	5	–	–	–	–	–		18,628
Other assets	–	–	–	–	–	–	–	–	63,485		63,485
Total assets	$345,809	$73,012	$67,488	$53,887	$49,145	$161,746	$358,455	$119,148	$182,353		$1,411,043

Liabilities and equity
Deposits	$109,973	$65,320	$70,697	$58,361	$46,318	$68,912	$86,716	$27,160	$418,876		$952,333
Personal	18,320	16,379	18,241	13,690	16,668	25,987	15,199	828	163,305		288,617
Non-personal	91,653	48,941	52,456	44,671	29,650	42,925	71,517	26,332	255,571		663,716
Financial instruments designated at fair value through profit or loss	385	696	1,333	1,084	1,361	6,979	4,045	10,896	–		26,779
Acceptances	15,333	3,307	73	5	–	–	–	–	–		18,718
Obligations related to securities sold short	312	2,039	2,216	1,016	2,032	2,915	6,827	7,503	11,543		36,403
Derivative financial instruments	2,542	4,561	2,866	2,328	1,983	8,440	14,489	21,451	–		58,660
Obligations related to securities sold under repurchase agreements and securities lent	157,525	821	1,661	–	–	–	–	–	–		160,007
Subordinated debentures	–	–	–	–	–	252	1,714	7,727	–		9,693
Other liabilities (3)	530	1,809	1,309	1,248	1,556	7,642	6,021	8,021	41,743		69,879
Total equity	–	–	–	–	–	–	–	–	78,571		78,571
Total liabilities and equity	$286,600	$78,553	$80,155	$64,042	$53,250	$95,140	$119,812	$82,758	$550,733		$1,411,043

Off-balance sheet commitments
Credit commitments (4)	$7,709	$8,558	$22,634	$17,905	$19,784	$47,035	$150,573	$11,571	–		$285,769
Guarantees and letters of credit (5)	–	–	–	–	–	–	–	–	49,112		49,112
Outsourcing obligations (6)	18	35	52	52	52	39	33	24	–		305
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings

and its deposits and legacy senior debt are rated AA by Morningstar DBRS, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. The Bank’s bail-inable senior debt is rated AA (low) by Morningstar DBRS, A2 by Moody’s,
AA-
by Fitch and
A-
by S&P. As of April 30, 2024, all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank Second Quarter Report 2024	49

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
The Bank continues to manage its capital in accordance with the capital management framework as described on pages 56 to 68 of the Bank’s 2023 Annual Report.
In June 2023, OSFI announced that the Domestic Stability Buffer (DSB) will increase to 3.5% of total risk-weighted assets (RWA), effective November 1, 2023. In addition, in December 2023, OSFI maintained the DSB at 3.5% of RWA. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.
Revised Basel III reforms
The final Basel III reforms for credit and operational risk were implemented in the second quarter of 2023, including an aggregate output floor, which ensures that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. There is an international phase-in
period for the 72.5% aggregate capital output floor from 2023 until 2028, beginning at 65% for Canadian banks, increasing by 2.5% each year, to 72.5% in the first quarter of 2026. Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. Current expectations are that many jurisdictions will implement no earlier than 2025.
In addition, the revised credit valuation adjustment framework (CVA) and Fundamental Review of the Trading Book (FRTB) market risk requirements were effective November 1, 2023 for the Bank with an approximate impact of
-28
basis points.
OSFI capital requirements for real estate secured lending
In June 2022 OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20),
which complements existing expectations under Guideline
B-20.
The Advisory articulates OSFI’s expectations regarding underwriting practices, procedures and capital requirements for Canadian residential mortgages within Combined Loan Plans (CLPs). The changes affected the Bank’s Scotia Total Equity Plan (STEP) product, which is considered a CLP. OSFI expects the balance within a STEP above 65% Loan To Value (LTV) to be amortizing and non-readvanceable. The changes apply to newly originated STEPs as well as existing STEPs beginning November 1st, 2023 onward. To give effect to these changes, the portion of the STEP Global Limit above 65% LTV is reduced on a straight-line basis each month over 25 years until the STEP Global Limit reaches 65% LTV. This ensures that principal payments on balances over 65% LTV are non-readvanceable in-line
with OSFI expectations.
OSFI Capital Adequacy Requirements (CAR) guidelines were updated, effective November 1, 2023. These changes require an increase in RWA for mortgages that have been in negative-amortization for three consecutive months with LTV over 65%. The Bank’s variable rate mortgage product adjusts the payment automatically with each change in the Bank’s Prime Lending Rate such that the amortization of the loan remains on track. As a result, the change in capital requirements for negative-amortization mortgages was not material to the Bank.
OSFI finalizes its Solo Total Loss Absorbing Capacity (TLAC) framework
In September 2023, OSFI finalized changes to its Solo TLAC Framework, effective the first quarter of 2024. Under this framework, OSFI has established a risk-based Solo TLAC ratio, which builds on the risk-based TLAC ratio set out in OSFI’s TLAC Guideline and the risk-based capital ratios described within OSFI’s Capital Adequacy Requirements Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to assess the sufficiency of TLAC that is readily available to the domestic Parent Bank and to assess the Parent’s ability to act as a source of strength for its subsidiaries and/or other affiliates.
D-SIBs
are required to maintain a minimum Solo TLAC ratio of 21.5% on a continuous basis. Public disclosure of a
D-SIBs’
Solo TLAC ratio is not presently a requirement. OSFI plans to consult on its data assurance and its future public disclosure expectations in due course.
The Bank is compliant with OSFI’s final Solo TLAC requirements.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	April 30 2024	January 31 2024	October 31 2023
	Revised Basel III	Revised Basel III	Revised Basel III
Common Equity Tier 1 capital (1)	$59,403	$58,060	$57,041
Tier 1 capital (1)	68,282	66,952	65,223
Total regulatory capital (1)	76,789	75,401	75,651
Total loss absorbing capacity (TLAC) (2)	129,939	130,445	134,504
Risk-weighted assets (1)(3)	$450,191	$451,018	$440,017
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	13.2	12.9	13.0
Tier 1 capital ratio	15.2	14.8	14.8
Total capital ratio	17.1	16.7	17.2
Total loss absorbing capacity ratio (2)	28.9	28.9	30.6
Leverage (4) :
Leverage exposures	$1,555,486	$1,547,503	$1,562,963
Leverage ratio (%)	4.4	4.3	4.2
Total loss absorbing capacity leverage ratio (%) (2)	8.4	8.4	8.6
(1)
Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The prior year regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)
As at April 30, 2024, the Bank did not have a regulatory capital floor add-on to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA ($ 7.8 billion as at January 31, 2024; as at October 31, 2023, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(4)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).

50	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s CET1 capital ratio was 13.2% as at April 30, 2024, an increase of approximately 30 basis points from the prior quarter, due primarily to internal capital generation, lower RWA and share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan, partly offset by revaluation losses on FVOCI securities and other.
The Bank’s Tier 1 capital and Total capital ratios were 15.2% and 17.1%, respectively, as at April 30, 2024, representing increases of approximately 40 basis points from the prior quarter, due mainly to the above noted impacts to the CET1 capital ratio.
The Leverage ratio was 4.4% as at April 30, 2024, an increase of approximately 10 basis points from the prior quarter, due primarily to higher Tier 1 capital.
The TLAC and TLAC Leverage ratios were 28.9% and 8.4%, respectively, as at April 30, 2024, largely unchanged from the prior quarter.
As at April 30, 2024, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $59.4 billion, as at April 30, 2024, an increase of $1.3 billion from the prior quarter, due primarily to quarterly earnings less dividends of $648 million, share issuances of $467 million from the Shareholder Dividend and Share Purchase Plan, and higher net accumulated other comprehensive income included for regulatory capital of $431 million, partly offset by higher regulatory capital deductions of $210 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) decreased during the quarter by $0.8 billion (or 0.2%) to $450.2 billion. RWA declined in the quarter primarily from RWA optimization activities, partly offset by changes in operational risk and market risk RWA. In addition, the capital floor add-on was eliminated as a result of changes in book quality and model updates.
Common dividend
The Board of Directors, at its meeting on May 27, 2024, approved a dividend of $1.06 per share, unchanged from last quarter. This quarterly dividend is payable to shareholders of record as of July 3, 2024, on July 29, 2024.
Shareholders of the Bank may elect to have their cash dividends reinvested in common shares of the Bank, in accordance with the Shareholder Dividend and Share Purchase Plan (the Plan). The Bank has determined that until further announcement, the Bank will continue to issue the common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 169 of the Bank’s 2023 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 85 of the Bank’s 2023 Annual Report).

Scotiabank Second Quarter Report 2024	51

MANAGEMENT’S DISCUSSION & ANALYSIS

Total derivative notional amounts were $8,222 billion as at April 30, 2024, compared to $8,064 billion as at January 31, 2024 (October 31, 2023 – $8,015 billion). The quarterly increase was mainly as a result of foreign currency translation partly offset by a lower volume of foreign exchange contracts. The total notional amount of over-the-counter
derivatives was $7,578 billion compared to $7,428 billion as at January 31, 2024 (October 31, 2023 – $7,437 billion), of which $5,475 billion was settled through central counterparties as at April 30, 2024 (January 31, 2024 – $5,330 billion; October 31, 2023 – $5,396 billion). The credit equivalent amount, after taking master netting arrangements into account, was $32.3 billion, compared to $34.3 billion at January 31, 2024. The decrease was primarily attributable to the lower exposure of foreign exchange and interest rate contracts partly offset by foreign currency translation.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 72 of the Bank’s 2023 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 69 to 71 of the Bank’s 2023 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7.6 billion as at April 30, 2024 (October 31, 2023 – $7.1 billion). As at April 30, 2024, total commercial paper outstanding for these conduits was $6.6 billion (October 31, 2023 – $5.4 billion). Funded assets purchased and held by these conduits as at April 30, 2024, as reflected at original cost, were $6.5 billion (October 31, 2023 – $5.3 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2023.
Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2023 Annual Report, and may be updated below.
Consumer-Driven Banking (Open Banking)
On April 30, 2024, the Federal Government introduced the Budget Implementation Act, 2024, No. 1, as an initial step toward launching Canada’s Consumer-Driven Banking Framework (the Framework) by introducing the draft Consumer-Driven Banking Act (CDBA). The legislation clarifies the application of the CDBA, providing guidelines for its scope and enforcement. Other key aspects of the Framework, such as liability and privacy, are expected to be revealed in the Budget Implementation Act No. 2 to be tabled in the fall. The Bank is monitoring this proposed regulatory development.
Non-Sufficient
Funds Fees
Also as part of the 2024 Federal Budget released on April 16, 2024, the Federal Government announced that it would enact legislation to establish a cap on non-sufficient
funds fees, which are charged when there are insufficient funds in a bank account to cover a cheque or pre-authorized
debit transaction, amongst other related notification obligations. The Bank will implement any required changes to ensure its compliance.
OSFI Guideline
B-15:
Climate Risk Management
Office of the Superintendent of Financial Institutions (OSFI) released updates to its final Guideline
B-15
– Climate Risk Management on March 20, 2024, to ensure that expectations for federally regulated financial institutions (FRFIs) align with the International Sustainability Standards Board’s (ISSB) final IFRS S2 – Climate-related disclosure standard. This guideline proposes to streamline climate disclosures and promote transparency of climate-related risks. OSFI also released new Climate Risk Returns that will collect standardized climate-related data on emissions and exposures from FRFIs.
The Bank is working to implement the disclosure requirements for fiscal year-ended 2024 reporting and will continue to monitor potential developments.

52	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Interest Rate Benchmark Reform
The publication of
one-month,
two-month,
and three-month Canadian Dollar Offered Rate (CDOR) tenors will continue until June 28, 2024 (the cessation date), as previously announced by Refinitiv Benchmark Services (UK) Limited. OSFI expects Federally Regulated Financial Institutions (FRFIs) to transition CDOR-linked transactions to Canadian Overnight Repo Rate Average (CORRA) before the cessation date.
CanDeal Benchmark Solutions and TMX Datalinx have launched the one-month
and three-month Term CORRA benchmark on September 5, 2023. The Canadian Alternative Reference Rate working group (CARR) has announced that after November 1, 2023, all new loan contracts must reference only Overnight CORRA, Term CORRA, or Prime Rate instead of CDOR or a bankers’ acceptance rate.
The Bank’s Transition Plan aligns with the CDOR transition roadmap and milestones published by CARR. After June 30, 2023, all new derivatives and securities transactions of the Bank must reference CORRA benchmarks with permissible exceptions. With the cessation of CDOR, Bankers Acceptance (BA) based loan facilities will be transitioned to alternative rates such as CORRA or Prime. BA securities, which are produced as a result of
BA-based
loan facilities, will no longer be issued after the cessation of CDOR and will be replaced by other short-term money market instruments. The details regarding the Bank’s Transition Program for interest rate benchmark reform are described in Note 4 of the 2023 Annual Report.
Canadian Federal Tax Measures
On April 16, 2024, the Federal Budget was released and included certain tax measures affecting the Bank as well as a recommitment of previously announced measures contained in the Fall Economic Statement Implementation Act, Bill C-59, including the denial of the dividend received deduction for financial institutions. Of particular note were proposals to amend the capital gains inclusion rate from 50% to 66.7% for gains realized after June 24, 2024. These proposed tax measures are not yet substantively enacted; however, in anticipation of the new measures coming into effect, the Bank no longer claims the dividend received deduction from January 1, 2024.
Global Minimum Tax
The Organisation for Economic
Co-operation
and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax of 15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules. On May 2, 2024, the Federal Government introduced Bill C-69 containing the proposed Global Minimum Tax (GMT) Act for Canada. Once enacted, the legislation will apply to the Bank from fiscal year 2025 onwards.
The IASB previously issued amendments to IAS 12
Income Taxes
introducing a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
The Bank continues to assess the impact of presently enacted or substantively enacted legislation in applicable jurisdictions. The impact is not reasonably estimable at this time. Based on our current assessment, there are a limited number of jurisdictions where the transitional safe harbour does not apply. For the jurisdictions that the Bank cannot rely on the transitional safe harbour, the Bank is working on detailed calculations in accordance with the GMT rules.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2023, as described in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report except for changes to the accounting for insurance contracts as a result of adopting IFRS 17
Insurance Contracts
. These are discussed in Notes 3 and 4 of the condensed interim consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2023 Annual Report other than the issuance of IFRS 18
Presentation and Disclosure in Financial Statements
in April 2024.
IFRS 18
Presentation and Disclosure in Financial Statements
The IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
on April 9, 2024, to replace IAS 1
Presentation of Financial Statements
and is effective for annual periods beginning on or after January 1, 2027.

IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements
.
IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2023 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank Second Quarter Report 2024	53

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T33 Shares and other instruments

April 30, 2024	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$21,066		$1.06		1,229,570	n/a

NVCC Additional Tier 1 Securities (3)(5)	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	20.7493		8.20853	1,250
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2	U.S.$	600	U.S.$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S.$	750	U.S.$	21.5625		8.625	750
Limited Recourse Capital Notes Series 5	U.S.$	750	U.S.$	20.0000		8.000	750

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					U.S.$	1,250	4.500
Subordinated debentures due July 2029						$1,500	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due May 2037					U.S.$	1,250	4.588

Other	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (6)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							12,057
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on May 28, 2024. The Board of Directors, at its meeting on May 27, 2024, approved a dividend payable on July 29, 2024 to shareholders of record as of July 3, 2024.

(2)	As at May 17, 2024, the number of outstanding common shares and options were 1,229,570 thousand and 12,014 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 21 and 24 of the Consolidated Financial Statements in the Bank’s 2023 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at April 30, 2024 would be 4,696 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)	Distributions per face amount of $1,000 or U.S.$1,000 semi-annually or quarterly, as applicable.
(5)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(6)	These securities have exchange features. Refer to Table 31 in the Bank’s 2023 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s Consolidated Financial Statements in the 2023 Annual Report.

54	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Revised Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.

Scotiabank Second Quarter Report 2024	55

MANAGEMENT’S DISCUSSION & ANALYSIS

Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.
Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability
Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Revised Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Revised Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

56	Scotiabank Second Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank Second Quarter Report 2024	57

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign:
Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $100 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Revised Basel III Framework by comparing RWA generated for IRB and standardized portfolios to RWA calculated under a standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

58	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

60	Condensed Interim Consolidated Financial Statements

65	Notes to the Condensed Interim Consolidated Financial Statements

	65	Note 1 - Reporting entity

	65	Note 2 - Basis of preparation

	65	Note 3 - Material accounting policies

	66	Note 4 - Transition to IFRS 17

	66	Note 5 - Future accounting developments

	66	Note 6 - Cash and deposits with financial institutions

	66	Note 7 - Investment securities

	67	Note 8 - Loans, impaired loans and allowance for credit losses

76	Note 9 - Derecognition of financial assets

77	Note 10 - Investments in associates

78	Note 11 - Deposits

78	Note 12 - Capital and financing transactions

79	Note 13 - Capital management

79	Note 14 - Share-based payments

79	Note 15 - Employee benefits

80	Note 16 - Operating segments

83	Note 17 - Interest income and expense

83	Note 18 - Earnings per share

83	Note 19 - Financial instruments

90	Note 20 - Corporate income taxes

Scotiabank Second Quarter Report 2024	59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2024 (1)	January 31 2024 (1)	October 31 2023 (1)
Assets
Cash and deposits with financial institutions	6	$58,631	$67,249	$90,312
Precious metals		1,253	807	937
Trading assets
Securities		123,091	116,864	107,612
Loans		7,141	7,640	7,544
Other		2,048	1,883	2,712
		132,280	126,387	117,868
Securities purchased under resale agreements and securities borrowed		192,858	199,061	199,325
Derivative financial instruments		44,856	39,611	51,340
Investment securities	7	144,784	140,259	118,237
Loans
Residential mortgages	8	344,168	341,042	344,182
Personal loans	8	105,528	104,124	104,170
Credit cards	8	17,579	17,166	17,109
Business and government	8	292,758	287,888	291,822
		760,033	750,220	757,283
Allowance for credit losses	8(c)	6,507	6,328	6,372
		753,526	743,892	750,911
Other
Customers’ liability under acceptances, net of allowance		9,117	15,998	18,628
Property and equipment		5,493	5,519	5,642
Investments in associates	10	2,067	1,957	1,925
Goodwill and other intangible assets		17,054	16,981	17,193
Deferred tax assets		3,455	3,186	3,541
Other assets		34,056	31,979	35,184
		71,242	75,620	82,113
Total assets		$1,399,430	$1,392,886	$1,411,043
Liabilities
Deposits
Personal	11	$292,117	$292,576	$288,617
Business and government	11	605,457	597,114	612,267
Financial institutions	11	44,454	50,083	51,449
		942,028	939,773	952,333
Financial instruments designated at fair value through profit or loss	19(b)	32,987	32,074	26,779
Other
Acceptances		9,205	16,094	18,718
Obligations related to securities sold short		37,780	43,621	36,403
Derivative financial instruments		52,861	47,134	58,660
Obligations related to securities sold under repurchase agreements and securities lent		173,602	162,115	160,007
Subordinated debentures		8,129	7,984	9,693
Other liabilities		61,763	63,639	69,879
		343,340	340,587	353,360
Total liabilities		1,318,355	1,312,434	1,332,472
Equity
Common equity
Common shares	12	21,066	20,599	20,109
Retained earnings		57,081	56,443	55,673
Accumulated other comprehensive income (loss)		(7,502)	(6,998)	(6,931)
Other reserves		(68)	(67)	(84)
Total common equity		70,577	69,977	68,767
Preferred shares and other equity instruments		8,779	8,779	8,075
Total equity attributable to equity holders of the Bank		79,356	78,756	76,842
Non-controlling interests in subsidiaries		1,719	1,696	1,729
Total equity		81,075	80,452	78,571
Total liabilities and equity		$1,399,430	$1,392,886	$1,411,043
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

60	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Revenue
Interest income (2)
Loans		$11,792	$11,912	$11,076	$23,704	$21,695
Securities		2,277	2,303	1,645	4,580	3,103
Securities purchased under resale agreements and securities borrowed		372	346	368	718	704
Deposits with financial institutions		771	878	781	1,649	1,524
	17	15,212	15,439	13,870	30,651	27,026
Interest expense
Deposits		9,761	9,913	8,652	19,674	16,486
Subordinated debentures		121	135	110	256	215
Other		636	618	648	1,254	1,302
	17	10,518	10,666	9,410	21,184	18,003
Net interest income		4,694	4,773	4,460	9,467	9,023
Non-interest income
Card revenues		214	209	190	423	391
Banking services fees		477	500	462	977	931
Credit fees		437	496	447	933	913
Mutual funds		551	538	527	1,089	1,059
Brokerage fees		317	291	269	608	548
Investment management and trust		273	266	256	539	509
Underwriting and advisory fees		196	136	154	332	256
Non-trading foreign exchange		245	228	227	473	459
Trading revenues		383	473	389	856	1,023
Net gain on sale of investment securities		19	3	56	22	100
Net income from investments in associated corporations		57	46	64	103	80
Insurance service results		108	114	112	222	212
Other fees and commissions		286	291	282	577	468
Other		90	69	18	159	(97)
		3,653	3,660	3,453	7,313	6,852
Total revenue		8,347	8,433	7,913	16,780	15,875
Provision for credit losses		1,007	962	709	1,969	1,347
		7,340	7,471	7,204	14,811	14,528
Non-interest expenses
Salaries and employee benefits		2,455	2,446	2,424	4,901	4,762
Premises and technology		699	708	658	1,407	1,297
Depreciation and amortization		410	421	412	831	818
Communications		99	106	101	205	195
Advertising and business development		148	152	139	300	275
Professional		191	162	187	353	362
Business and capital taxes		171	183	158	354	319
Other		538	561	495	1,099	1,007
		4,711	4,739	4,574	9,450	9,035
Income before taxes		2,629	2,732	2,630	5,361	5,493
Income tax expense	20	537	533	484	1,070	1,589
Net income		$2,092	$2,199	$2,146	$4,291	$3,904
Net income attributable to non-controlling interests in subsidiaries		26	25	24	51	61
Net income attributable to equity holders of the Bank		$2,066	$2,174	$2,122	$4,240	$3,843
Preferred shareholders and other equity instrument holders		123	108	104	231	205
Common shareholders		$1,943	$2,066	$2,018	$4,009	$3,638
Earnings per common share (in dollars)
Basic	18	$1.59	$1.70	$1.69	$3.29	$3.05
Diluted	18	1.57	1.68	1.68	3.25	3.02
Dividends paid per common share (in dollars)		1.06	1.06	1.03	2.12	2.06
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $14,776 for the three months ended April 30, 2024 (January 31, 2024 – $14,898; April 30, 2023 – $13,384
)
and for the six months ended April 30, 2024 – $29,674 (April 30, 2023 – $26,094
)
.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2024	61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Net income	$2,092	$2,199	$2,146	$4,291	$3,904
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	753	(1,752)	1,073	(999)	1,616
Net gains (losses) on hedges of net investments in foreign operations	(375)	616	(556)	241	(540)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	4	(5)	–	(1)	8
Net gains (losses) on hedges of net investments in foreign operations	(106)	168	(157)	62	(163)
	480	(1,299)	674	(819)	1,231
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(1,712)	2,378	352	666	1,586
Reclassification of net (gains) losses to net income	1,435	(1,538)	(89)	(103)	(880)
Income tax expense (benefit):
Net gains (losses) in fair value	(458)	639	114	181	402
Reclassification of net (gains) losses to net income	385	(402)	(52)	(17)	(230)
	(204)	603	201	399	534
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(723)	1,647	1,425	924	4,901
Reclassification of net (gains) losses to net income	(89)	(145)	(1,573)	(234)	(4,329)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(235)	497	414	262	1,397
Reclassification of net (gains) losses to net income	13	(72)	(462)	(59)	(1,260)
	(590)	1,077	(100)	487	435
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	(1)	8	2	7	(5)
Income tax expense (benefit)	(1)	2	–	1	(2)
	–	6	2	6	(3)
Other comprehensive income (loss) from investments in associates	1	(4)	1	(3)	(12)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	289	(530)	(225)	(241)	(444)
Income tax expense (benefit)	81	(153)	(63)	(72)	(132)
	208	(377)	(162)	(169)	(312)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(59)	240	(48)	181	53
Income tax expense (benefit)	(36)	60	(15)	24	(5)
	(23)	180	(33)	157	58
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(474)	(411)	1,661	(885)	571
Income tax expense (benefit)	(132)	(114)	461	(246)	177
	(342)	(297)	1,200	(639)	394
Other comprehensive income (loss) from investments in associates	–	1	–	1	2
Other comprehensive income (loss)	(470)	(110)	1,783	(580)	2,327
Comprehensive income (loss)	$1,622	$2,089	$3,929	$3,711	$6,231
Comprehensive income (loss) attributable to non-controlling interests	60	(18)	73	42	131
Comprehensive income (loss) attributable to equity holders of the Bank	1,562	2,107	3,856	3,669	6,100
Preferred shareholders and other equity instrument holders	123	108	104	231	205
Common shareholders	$1,439	$1,999	$3,752	$3,438	$5,895
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

62	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2023 (3)	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	–	4,009	–	–	–	–	–	–	4,009	231	4,240	51	4,291
Other comprehensive income (loss)	–	–	(827)	399	153	491	(787)	–	(571)	–	(571)	(9)	(580)
Total comprehensive income	$–	$4,009	$(827)	$399	$153	$491	$(787)	$–	$3,438	$231	$3,669	$42	$3,711
Shares/instruments issued	957	–	–	–	–	–	–	(1)	956	1,004	1,960	–	1,960
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(2,582)	–	–	–	–	–	–	(2,582)	(231)	(2,813)	(56)	(2,869)
Share-based payments (4)	–	–	–	–	–	–	–	10	10	–	10	–	10
Other	–	(19)	–	–	–	–	–	7	(12)	–	(12)	4	(8)
Balance as at April 30, 2024	$21,066	$57,081	$(2,582)	$(705)	$167	$(4,054)	$(328)	$(68)	$70,577	$8,779	$79,356	$1,719	$81,075

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,150	$8,075	$73,225	$1,524	$74,749
Cumulative impact of adopting IFRS 17, net of tax	–	(1)	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Restated Balance as at November 1, 2022	$18,707	$53,760	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,149	$8,075	$73,224	$1,524	$74,748
Net income	–	3,638	–	–	–	–	–	–	3,638	205	3,843	61	3,904
Other comprehensive income (loss)	–	–	1,156	534	43	439	85	–	2,257	–	2,257	70	2,327
Total comprehensive income	$–	$3,638	$1,156	$534	$43	$439	$85	$–	$5,895	$205	$6,100	$131	$6,231
Shares/instruments issued	453	–	–	–	–	–	–	(3)	450	–	450	–	450
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(2,455)	–	–	–	–	–	–	(2,455)	(205)	(2,660)	(61)	(2,721)
Share-based payments (4)	–	–	–	–	–	–	–	11	11	–	11	–	11
Other	–	1	–	–	–	–	–	–	1	–	1	(1)	–
Balance as at April 30, 2023 (3)	$19,160	$54,944	$(1,322)	$(948)	$259	$(4,347)	$1,449	$(144)	$69,051	$8,075	$77,126	$1,593	$78,719
(1)	Includes undistributed retained earnings of $73 (April 30, 2023 – $69) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(4)	Represents amounts on account of share-based payments (refer to Note 14).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2024	63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Cash flows from operating activities
Net income	$2,092	$2,146	$4,291	$3,904
Adjustment for:
Net interest income	(4,694)	(4,460)	(9,467)	(9,023)
Depreciation and amortization	410	412	831	818
Provision for credit losses	1,007	709	1,969	1,347
Equity-settled share-based payment expense	–	2	10	11
Net gain on sale of investment securities	(19)	(56)	(22)	(100)
Net income from investments in associated corporations	(57)	(64)	(103)	(80)
Income tax expense	537	484	1,070	1,589
Changes in operating assets and liabilities:
Trading assets	(4,543)	2,938	(14,225)	(279)
Securities purchased under resale agreements and securities borrowed	9,105	(2,895)	5,773	(6,580)
Loans	(5,528)	(2,906)	(6,001)	(8,961)
Deposits	(6,929)	(14,032)	(4,284)	21,550
Obligations related to securities sold short	(6,215)	(2,594)	1,337	392
Obligations related to securities sold under repurchase agreements and securities lent	8,418	(2,209)	13,648	(9,186)
Net derivative financial instruments	(170)	(517)	1,102	968
Other, net	1,314	5,236	(3,449)	(2,957)
Interest and dividends received	15,189	13,931	30,092	26,873
Interest paid	(10,045)	(8,257)	(20,372)	(15,511)
Income tax paid	(822)	(571)	(853)	(1,124)
Net cash from/(used in) operating activities	(950)	(12,703)	1,347	3,651
Cash flows from investing activities
Interest-bearing deposits with financial institutions	10,164	19,859	31,202	933
Purchase of investment securities	(25,251)	(29,700)	(65,028)	(48,262)
Proceeds from sale and maturity of investment securities	20,902	25,928	38,761	44,663
Property and equipment, net of disposals	(88)	(16)	(234)	(72)
Other, net	(310)	(302)	(477)	(564)
Net cash from/(used in) investing activities	5,417	15,769	4,224	(3,302)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	–	337
Redemption of subordinated debentures	–	(2)	(1,750)	(2)
Proceeds from preferred shares and other equity instruments issued	–	–	1,004	–
Redemption of preferred shares	–	–	(300)	–
Proceeds from common shares issued	467	428	957	453
Cash dividends and distributions paid	(1,418)	(1,331)	(2,813)	(2,660)
Distributions to non-controlling interests	(41)	(38)	(56)	(61)
Payment of lease liabilities	(78)	(85)	(158)	(170)
Other, net	(2,960)	(1,147)	(2,776)	(256)
Net cash from/(used in) financing activities	(4,030)	(2,175)	(5,892)	(2,359)
Effect of exchange rate changes on cash and cash equivalents	121	100	(83)	237
Net change in cash and cash equivalents	558	991	(404)	(1,773)
Cash and cash equivalents at beginning of period (2)	9,211	8,301	10,173	11,065
Cash and cash equivalents at end of period (2)	$9,769	$9,292	$9,769	$9,292
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

64	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2023
.
The condensed interim consolidated financial statements for the quarter ended April 30, 2024 have been approved by the Board of Directors for issue on May 28, 2024.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2023 included in the 2023 Annual Report.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2023 as described in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report, except for the changes described below.
IFRS 17 –
Insurance Contracts
On November 1, 2023, the Bank adopted IFRS 17
Insurance Contracts
which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 provides three models to apply to all insurance contracts: the general measurement model, the variable fee approach, and the premium allocation approach.
Under IFRS 17, the Bank identifies its insurance contracts under which it accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. For short duration contracts, the Bank applies the premium allocation approach which requires that the expected premium be recognized into income over the coverage period and a liability be established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. For long duration contracts, IFRS 17 requires recognition of probability-weighted fulfilment cashflows and a risk adjustment for non-financial
risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract. Insurance revenue is earned over the period the Bank provides insurance coverage and as risk is released. For all insurance contracts, losses on onerous contracts are recognized in income immediately.

Scotiabank Second Quarter Report 2024	65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Transition to IFRS 17
On transition, IFRS 17 is applied on a full retrospective basis unless impractical, where either the modified retrospective or fair value method may be used. The Bank assessed the data and assumptions required to apply IFRS 17 and determined that the full retrospective approach could be applied for its short duration contracts and the fair value approach was applied for its longer duration contracts. Consequently, the Bank has restated the comparative year results from the transition date of November 1, 2022. The impact of adopting IFRS 17 was not significant to the Bank.

5.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2023 Annual Report other than the issuance of IFRS 18
Presentation and Disclosure in Financial Statements
in April 2024.
IFRS 18
Presentation and Disclosure in Financial Statements
The IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
on April 9, 2024, to replace IAS 1
Presentation of Financial Statements
and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.
IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.

6.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2024		January 31 2024		October 31 2023
Cash and non-interest-bearing deposits with financial institutions	$9,769		$9,211		$10,173
Interest-bearing deposits with financial institutions	48,862		58,038		80,139
Total	$58,631	(1)	$67,249	(1)	$90,312	(1)
(1)	Net of allowances of $3 (January 31, 2024 – $6; October 31, 2023 – $7).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,817 million (January 31, 2024 – $5,719 million; October 31, 2023 – $5,758 million) and are included above.

7.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	April 30 2024	January 31 2024	October 31 2023
Debt investment securities measured at FVOCI	$108,947	$101,961	$82,150
Debt investment securities measured at amortized cost	32,045	34,106	31,984
Equity investment securities designated at FVOCI	1,752	2,232	2,164
Equity investment securities measured at FVTPL	1,986	1,910	1,888
Debt investment securities measured at FVTPL	54	50	51
Total investment securities	$144,784	$140,259	$118,237
(a) Debt investment securities measured at fair value through other comprehensive
income (FVOCI)

As at April 30, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$18,504	$9	$341	$18,172
Canadian provincial and municipal debt	14,933	12	462	14,483
U.S. treasury and other U.S. agency debt	45,728	16	1,805	43,939
Other foreign government debt	29,756	106	693	29,169
Other debt	3,244	4	64	3,184
Total	$112,165	$147	$3,365	$108,947

As at January 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$16,700	$67	$233	$16,534
Canadian provincial and municipal debt	13,309	95	276	13,128
U.S. treasury and other U.S. agency debt	40,747	303	1,150	39,900
Other foreign government debt	29,963	186	518	29,631
Other debt	2,797	16	45	2,768
Total	$103,516	$667	$2,222	$101,961

66	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,794	$6	$413	$12,387
Canadian provincial and municipal debt	7,680	2	536	7,146
U.S. treasury and other U.S. agency debt	30,741	32	2,075	28,698
Other foreign government debt	32,246	91	936	31,401
Other debt	2,597	2	81	2,518
Total	$86,058	$133	$4,041	$82,150
(b) Debt investment securities measured at amortized cost

	As at
	April 30, 2024		January 31, 2024		October 31, 2023
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$9,538	$9,724	$10,287	$10,437	$9,927	$10,211
U.S. treasury and other U.S. agency debt	18,409	19,812	18,327	19,383	17,912	19,788
Other foreign government debt	2,307	2,316	4,123	4,124	1,860	1,871
Corporate debt	198	193	169	162	117	114
Total	$30,452	$32,045	$32,906	$34,106	$29,816	$31,984

(1)	Balances are net of allowances, which are $1 (January 31, 2024 – $1; October 31, 2023 – $1).
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at April 30, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,375	$461	$84	$1,752
Total	$1,375	$461	$84	$1,752

As at January 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,758	$556	$82	$2,232
Total	$1,758	$556	$82	$2,232

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,947	$390	$173	$2,164
Total	$1,947	$390	$173	$2,164
Dividend income earned on equity securities designated at FVOCI of $33 million for the three months ended April 30, 2024 (January 31, 2024 – $47 million; April 30, 2023 – $42 million) and for the six months ended April 30, 2024 – $80 million (April 30, 2023 – $75 million) has been recognized in interest income.
During the three months ended April 30, 2024, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $453 million (January 31, 2024 – $485 million; April 30, 2023 – $20 million) and for the six months ended April 30, 2024 – $938 million (April 30, 2023 – $808 million). This has resulted in a realized gain
of $39 million in the three months ended April 30, 2024 (January 31, 2024 – realized loss of $18 million; April 30, 2023 – realized loss of $3 million) and for the six months ended April 30, 2024 – realized gain
of $21 million (April 30, 2023 – realized loss of $67 million).

8.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	April 30, 2024
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$344,168	$1,188	$342,980
Personal loans	105,528	2,340	103,188
Credit cards	17,579	1,239	16,340
Business and government	292,758	1,740	291,018
Total	$760,033	$6,507	$753,526

Scotiabank Second Quarter Report 2024	67

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at
	January 31, 2024			October 31, 2023
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$341,042	$1,115	$339,927	$344,182	$1,084	$343,098
Personal loans	104,124	2,302	101,822	104,170	2,414	101,756
Credit cards	17,166	1,232	15,934	17,109	1,237	15,872
Business and government	287,888	1,679	286,209	291,822	1,637	290,185
Total	$750,220	$6,328	$743,892	$757,283	$6,372	$750,911
(b) Impaired loans
(1)

	As at
	April 30, 2024
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,178	$580	$1,598
Personal loans	1,175	656	519
Credit cards	–	–	–
Business and government	3,046	764	2,282
Total	$6,399	$2,000	$4,399
By geography:
Canada	$1,774	$533	$1,241
United States	6	1	5
Mexico	1,370	401	969
Peru	734	389	345
Chile	1,258	283	975
Colombia	401	135	266
Other international	856	258	598
Total	$6,399	$2,000	$4,399

	As at
	January 31, 2024			October 31, 2023
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,055	$533	$1,522	$1,864	$498	$1,366
Personal loans	1,180	623	557	1,176	664	512
Credit cards	–	–	–	–	–	–
Business and government	2,884	748	2,136	2,686	719	1,967
Total	$6,119	$1,904	$4,215	$5,726	$1,881	$3,845
By geography:
Canada	$1,776	$486	$1,290	$1,564	$514	$1,050
United States	–	–	–	–	–	–
Mexico	1,342	384	958	1,183	372	811
Peru	701	387	314	691	372	319
Chile	1,103	267	836	1,098	264	834
Colombia	399	127	272	356	97	259
Other international	798	253	545	834	262	572
Total	$6,119	$1,904	$4,215	$5,726	$1,881	$3,845
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2024 was $22 (January 31, 2024 – $18; October 31, 2023 – $15).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

68	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.
The Bank has applied expert credit judgement in the determination of the allowance for credit losses to capture, as described above, all relevant risk factors up to the end of the reporting period. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.
The base case scenario reflects a stronger level of economic activity in both the U.S. and Canada in 2024 and 2025 compared to last quarter, due to the continued resilience to the tightening in monetary conditions. The Bank expects economic activity to post lower growth in both economies from the second to the last quarter of 2024, as past hikes in monetary policy continue to take effect. However, they should avoid a formal recession due to strong consumption and support from fiscal policy. The Bank expects the monetary policy rate in Canada and the U.S. to start its easing phase in the third quarter of 2024, and this easing will occur more slowly in its early phase than previously assumed, given headwinds to the reduction of inflation, notably from stronger economic conditions in 2024 and 2025.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on weaker global and domestic demand, deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. This scenario is based on the banking sector turmoil in the U.S. and Europe in the spring of 2023. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case, to bring inflation under control.
The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at April 30, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.7	2.1	2.8	3.3	-2.0	2.9	-4.6	3.4
Consumer price index, y/y %	2.5	1.8	2.7	2.3	1.8	1.5	6.4	2.0
Unemployment rate, average %	6.4	6.1	5.9	4.7	8.1	7.0	10.5	7.4
Bank of Canada overnight rate target, average %	4.4	2.6	4.6	3.5	3.9	1.9	5.5	3.2
HPI - Housing Price Index, y/y % change	-0.7	4.0	0.0	5.4	-6.4	4.7	-8.0	3.9
USD/CAD exchange rate, average	1.34	1.29	1.34	1.28	1.44	1.27	1.50	1.30
U.S.
Real GDP growth, y/y % change	2.0	2.2	2.9	3.1	-1.5	3.1	-3.6	3.4
Consumer price index, y/y %	3.1	2.2	3.3	2.7	2.0	1.8	7.0	2.4
Target federal funds rate, upper limit, average %	5.1	2.7	5.4	3.8	4.4	1.6	6.0	3.2
Unemployment rate, average %	3.9	4.4	3.7	3.9	5.5	5.0	7.3	5.3
Mexico
Real GDP growth, y/y % change	2.5	1.8	3.5	3.0	0.7	2.4	-2.3	3.0
Unemployment rate, average %	3.2	3.8	2.9	2.7	4.0	3.9	6.1	4.8
Chile
Real GDP growth, y/y % change	2.9	2.5	5.3	4.2	-0.2	3.3	-2.8	3.9
Unemployment rate, average %	7.8	6.8	7.2	5.6	9.6	7.1	11.5	7.5
Peru
Real GDP growth, y/y % change	2.7	3.0	3.7	4.2	1.3	3.4	-1.0	3.8
Unemployment rate, average %	6.4	6.8	5.9	5.1	7.7	7.2	11.2	8.7
Colombia
Real GDP growth, y/y % change	1.6	2.9	2.9	4.2	0.2	3.4	-2.1	3.9
Unemployment rate, average %	10.7	10.2	10.0	8.2	12.9	10.7	18.8	13.2
Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.8	5.0	2.5	4.2	0.1	4.7
Global
WTI oil price, average USD/bbl	80	70	85	87	65	62	58	60
Copper price, average USD/lb	4.16	5.11	4.31	5.75	3.81	4.97	3.64	4.90
Global GDP, y/y % change	2.58	2.72	3.62	3.75	-0.38	3.42	-2.25	3.83

Scotiabank Second Quarter Report 2024	69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at January 31, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	0.5	3.1	1.4	4.6	-2.3	3.8	-4.5	4.2
Consumer price index, y/y %	2.6	1.9	2.7	2.3	2.0	1.6	6.1	2.1
Unemployment rate, average %	6.4	6.1	6.1	4.5	8.2	6.8	10.4	7.1
Bank of Canada overnight rate target, average %	4.5	2.6	4.6	3.6	4.0	2.0	5.5	3.2
HPI - Housing Price Index, y/y % change	-3.7	2.0	-3.2	3.8	-7.3	2.8	-8.6	2.0
USD/CAD exchange rate, average	1.31	1.25	1.30	1.23	1.44	1.27	1.49	1.28
U.S.
Real GDP growth, y/y % change	1.3	2.4	1.9	3.4	-1.7	3.2	-3.5	3.4
Consumer price index, y/y %	2.8	2.2	3.0	2.6	2.1	1.9	6.6	2.4
Target federal funds rate, upper limit, average %	4.9	2.6	4.9	3.6	4.4	1.7	5.8	3.2
Unemployment rate, average %	4.1	4.5	4.0	4.0	5.7	5.0	7.4	5.2
Mexico
Real GDP growth, y/y % change	3.1	1.9	3.6	2.8	1.2	2.4	-1.5	2.9
Unemployment rate, average %	3.1	3.7	3.0	3.0	3.9	3.9	5.6	4.6
Chile
Real GDP growth, y/y % change	2.0	2.5	3.8	3.6	-0.3	3.1	-2.5	3.7
Unemployment rate, average %	8.3	7.1	8.0	6.4	9.5	7.4	11.2	7.7
Peru
Real GDP growth, y/y % change	2.3	2.6	2.9	3.6	0.4	3.1	-2.2	3.6
Unemployment rate, average %	6.7	6.9	5.9	5.1	8.3	7.2	12.1	8.5
Colombia
Real GDP growth, y/y % change	1.8	3.0	3.0	4.3	-0.1	3.5	-2.7	4.0
Unemployment rate, average %	10.2	10.0	9.4	7.8	12.7	10.4	18.5	12.4
Caribbean
Real GDP growth, y/y % change	3.9	3.8	4.4	4.7	1.9	4.3	-0.7	4.8
Global
WTI oil price, average USD/bbl	81	69	86	85	69	65	64	63
Copper price, average USD/lb	4.00	5.12	4.14	5.73	3.73	5.00	3.59	4.93
Global GDP, y/y % change	2.64	2.71	3.43	3.78	-0.01	3.39	-1.60	3.72

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	0.7	2.9	1.3	4.2	-2.2	3.5	-4.3	3.9
Consumer price index, y/y %	2.8	2.0	2.8	2.5	1.8	1.6	6.4	2.2
Unemployment rate, average %	6.0	5.7	5.7	4.2	7.6	6.3	9.7	6.6
Bank of Canada overnight rate target, average %	4.8	2.6	4.8	3.5	3.6	1.4	5.8	3.3
HPI - Housing Price Index, y/y % change	-1.9	1.4	-1.4	2.9	-5.5	2.2	-6.8	1.5
USD/CAD exchange rate, average	1.27	1.24	1.27	1.22	1.41	1.26	1.47	1.28
U.S.
Real GDP growth, y/y % change	1.0	1.9	1.5	2.7	-2.0	2.7	-3.8	3.0
Consumer price index, y/y %	3.2	2.2	3.5	2.6	1.9	1.8	7.0	2.5
Target federal funds rate, upper limit, average %	5.3	2.5	5.4	3.4	4.2	0.8	6.3	3.1
Unemployment rate, average %	4.1	4.5	3.9	4.1	5.6	5.0	7.2	5.2
Mexico
Real GDP growth, y/y % change	1.7	2.2	2.6	3.3	-0.2	2.7	-2.8	3.2
Unemployment rate, average %	3.7	3.9	3.6	3.2	4.7	4.1	6.8	4.9
Chile
Real GDP growth, y/y % change	1.3	2.9	2.8	4.6	-0.9	3.5	-3.1	4.1
Unemployment rate, average %	8.5	7.0	8.2	6.3	9.6	7.3	11.3	7.6
Peru
Real GDP growth, y/y % change	1.9	2.7	2.7	3.9	0.8	3.1	-1.4	3.6
Unemployment rate, average %	6.9	7.0	6.2	5.1	8.3	7.3	11.6	8.8
Colombia
Real GDP growth, y/y % change	2.4	3.0	3.7	4.3	1.4	3.4	-0.9	3.9
Unemployment rate, average %	9.2	9.9	8.6	7.9	11.1	10.3	15.6	12.3
Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.5	4.9	2.8	4.2	0.5	4.7
Global
WTI oil price, average USD/bbl	78	66	84	82	68	63	62	61
Copper price, average USD/lb	3.97	5.01	4.11	5.65	3.70	4.89	3.56	4.83
Global GDP, y/y % change	2.75	2.45	3.62	3.48	0.10	3.10	-1.48	3.45

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $4,734 million (January 31, 2024 – $4,659 million; October 31, 2023 – $4,719 million) from $4,534 million (January 31, 2024 – $4,452 million; October 31, 2023 – $4,510 million).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

If the Bank was to only use the very pessimistic scenario for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $936 million (January 31, 2024 – $788 million; October 31, 2023 – $786 million) higher than the reported allowance for credit losses as at April 30, 2024, excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under the current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a
12-month
expected loss period, the allowance for credit losses would be $570 million (January 31, 2024 – $536 million; October 31, 2023 – $553 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2023	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2024
Residential mortgages	$1,084	$144	$(44)	$4	$1,188
Personal loans	2,414	910	(912)	(72)	2,340
Credit cards	1,237	562	(553)	(7)	1,239
Business and government	1,876	360	(184)	(65)	1,987
	$6,611	$1,976	$(1,693)	$(140)	$6,754
Presented as:
Allowance for credit losses on loans	$6,372				$6,507
Allowance for credit losses on acceptances (2)	90				89
Allowance for credit losses on off-balance sheet exposures (3)	149				158
(1)	Excludes amounts associated with other assets and reversal of impairment losses of $ (7). The provision for credit losses, net of these amounts, is $1,969.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2022	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2023
Residential mortgages	$899	$55	$(30)	$57	$981
Personal loans	2,137	578	(528)	80	2,267
Credit cards	1,083	403	(401)	50	1,135
Business and government	1,368	311	(156)	9	1,532
	$5,487	$1,347	$(1,115)	$196	$5,915
Presented as:
Allowance for credit losses on loans	$5,348				$5,736
Allowance for credit losses on acceptances (1)	31				50
Allowance for credit losses on off-balance sheet exposures (2)	108				129
(1)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position .

Allowance for credit losses on loans	As at April 30, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$259	$349	$580	$1,188
Personal loans	626	1,058	656	2,340
Credit cards	357	882	–	1,239
Business and government	550	426	764	1,740
Total (1)	$1,792	$2,715	$2,000	$6,507
(1)	Excludes allowance for credit losses of $261 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$265	$321	$498	$1,084
Personal loans	647	1,103	664	2,414
Credit cards	414	823	–	1,237
Business and government	535	383	719	1,637
Total (1)	$1,861	$2,630	$1,881	$6,372
(1)	Excludes allowance for credit losses of $257 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at April 30, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$220	$306	$455	$981
Personal loans	677	982	608	2,267
Credit cards	425	710	–	1,135
Business and government	375	290	688	1,353
Total (1)	$1,697	$2,288	$1,751	$5,736
(1)	Excludes allowance for credit losses of $195 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

Scotiabank Second Quarter Report 2024	71

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	April 30, 2024				April 30, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$246	$336	$533	$1,115	$209	$301	$428	$938
Provision for credit losses
Remeasurement (1)	(43)	30	92	79	(42)	8	57	23
Newly originated or purchased financial assets	9	–	–	9	7	–	–	7
Derecognition of financial assets and maturities	(2)	(5)	–	(7)	(2)	(4)	–	(6)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	55	(43)	(12)	–	47	(34)	(13)	–
Stage 2	(10)	48	(38)	–	(8)	39	(31)	–
Stage 3	–	(21)	21	–	–	(13)	13	–
Gross write-offs	–	–	(31)	(31)	–	–	(21)	(21)
Recoveries	–	–	5	5	–	–	6	6
Foreign exchange and other movements	4	4	10	18	9	9	16	34
Balance at end of period	$259	$349	$580	$1,188	$220	$306	$455	$981
Personal loans
Balance at beginning of period	$629	$1,050	$623	$2,302	$673	$968	$563	$2,204
Provision for credit losses
Remeasurement (1)	(185)	254	404	473	(191)	224	238	271
Newly originated or purchased financial assets	97	–	–	97	94	–	–	94
Derecognition of financial assets and maturities	(24)	(47)	–	(71)	(21)	(42)	–	(63)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	168	(165)	(3)	–	162	(158)	(4)	–
Stage 2	(60)	87	(27)	–	(50)	72	(22)	–
Stage 3	(4)	(127)	131	–	(2)	(98)	100	–
Gross write-offs	–	–	(552)	(552)	–	–	(335)	(335)
Recoveries	–	–	67	67	–	–	57	57
Foreign exchange and other movements	5	6	13	24	12	16	11	39
Balance at end of period	$626	$1,058	$656	$2,340	$677	$982	$608	$2,267
Credit cards
Balance at beginning of period	$381	$851	$–	$1,232	$436	$664	$–	$1,100
Provision for credit losses
Remeasurement (1)	(99)	161	199	261	(81)	150	134	203
Newly originated or purchased financial assets	40	–	–	40	44	–	–	44
Derecognition of financial assets and maturities	(13)	(16)	–	(29)	(17)	(18)	–	(35)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	85	(85)	–	–	68	(68)	–	–
Stage 2	(40)	40	–	–	(34)	34	–	–
Stage 3	–	(79)	79	–	–	(63)	63	–
Gross write-offs	–	–	(327)	(327)	–	–	(269)	(269)
Recoveries	–	–	47	47	–	–	72	72
Foreign exchange and other movements	3	10	2	15	9	11	–	20
Balance at end of period	$357	$882	$–	$1,239	$425	$710	$–	$1,135
Total retail loans
Balance at beginning of period	$1,256	$2,237	$1,156	$4,649	$1,318	$1,933	$991	$4,242
Provision for credit losses
Remeasurement (1)	(327)	445	695	813	(314)	382	429	497
Newly originated or purchased financial assets	146	–	–	146	145	–	–	145
Derecognition of financial assets and maturities	(39)	(68)	–	(107)	(40)	(64)	–	(104)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	308	(293)	(15)	–	277	(260)	(17)	–
Stage 2	(110)	175	(65)	–	(92)	145	(53)	–
Stage 3	(4)	(227)	231	–	(2)	(174)	176	–
Gross write-offs	–	–	(910)	(910)	–	–	(625)	(625)
Recoveries	–	–	119	119	–	–	135	135
Foreign exchange and other movements	12	20	25	57	30	36	27	93
Balance at end of period	$1,242	$2,289	$1,236	$4,767	$1,322	$1,998	$1,063	$4,383
Non-retail loans:
Business and government
Balance at beginning of period	$614	$439	$782	$1,835	$380	$312	$679	$1,371
Provision for credit losses
Remeasurement (1)	(9)	50	128	169	46	18	99	163
Newly originated or purchased financial assets	214	–	–	214	94	–	–	94
Derecognition of financial assets and maturities	(186)	(28)	(2)	(216)	(81)	(7)	(9)	(97)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	33	(33)	–	–	20	(20)	–	–
Stage 2	(21)	22	(1)	–	(9)	14	(5)	–
Stage 3	–	(4)	4	–	–	(1)	1	–
Gross write-offs	–	–	(108)	(108)	–	–	(71)	(71)
Recoveries	–	–	10	10	–	–	9	9
Foreign exchange and other movements	8	1	(15)	(6)	6	6	1	13
Balance at end of period including off-balance sheet exposures	$653	$447	$798	$1,898	$456	$322	$704	$1,482
Less: Allowance for credit losses on off-balance sheet exposures (2)	(103)	(21)	(34)	(158)	(81)	(32)	(16)	(129)
Balance at end of period (2)	$550	$426	$764	$1,740	$375	$290	$688	$1,353

72	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the six months ended
	April 30, 2024				April 30, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$265	$321	$498	$1,084	$197	$296	$406	$899
Provision for credit losses
Remeasurement (1)	(108)	66	180	138	(73)	17	106	50
Newly originated or purchased financial assets	20	–	–	20	16	–	–	16
Derecognition of financial assets and maturities	(4)	(10)	–	(14)	(4)	(7)	–	(11)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	105	(80)	(25)	–	84	(63)	(21)	–
Stage 2	(21)	97	(76)	–	(15)	70	(55)	–
Stage 3	–	(42)	42	–	–	(26)	26	–
Gross write-offs	–	–	(54)	(54)	–	–	(43)	(43)
Recoveries	–	–	10	10	–	–	13	13
Foreign exchange and other movements	2	(3)	5	4	15	19	23	57
Balance at end of period	$259	$349	$580	$1,188	$220	$306	$455	$981
Personal loans
Balance at beginning of period	$647	$1,103	$664	$2,414	$665	$921	$551	$2,137
Provision for credit losses
Remeasurement (1)	(371)	475	756	860	(372)	466	421	515
Newly originated or purchased financial assets	190	–	–	190	184	–	–	184
Derecognition of financial assets and maturities	(47)	(93)	–	(140)	(42)	(79)	–	(121)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	340	(334)	(6)	–	319	(312)	(7)	–
Stage 2	(118)	169	(51)	–	(96)	135	(39)	–
Stage 3	(7)	(253)	260	–	(4)	(182)	186	–
Gross write-offs	–	–	(1,040)	(1,040)	–	–	(642)	(642)
Recoveries	–	–	128	128	–	–	114	114
Foreign exchange and other movements	(8)	(9)	(55)	(72)	23	33	24	80
Balance at end of period	$626	$1,058	$656	$2,340	$677	$982	$608	$2,267
Credit cards
Balance at beginning of period	$414	$823	$–	$1,237	$436	$647	$–	$1,083
Provision for credit losses
Remeasurement (1)	(198)	342	396	540	(155)	261	274	380
Newly originated or purchased financial assets	80	–	–	80	91	–	–	91
Derecognition of financial assets and maturities	(26)	(32)	–	(58)	(34)	(34)	–	(68)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	163	(163)	–	–	135	(135)	–	–
Stage 2	(74)	74	–	–	(69)	69	–	–
Stage 3	–	(149)	149	–	–	(123)	123	–
Gross write-offs	–	–	(643)	(643)	–	–	(510)	(510)
Recoveries	–	–	90	90	–	–	109	109
Foreign exchange and other movements	(2)	(13)	8	(7)	21	25	4	50
Balance at end of period	$357	$882	$–	$1,239	$425	$710	$–	$1,135
Total retail loans
Balance at beginning of period	$1,326	$2,247	$1,162	$4,735	$1,298	$1,864	$957	$4,119
Provision for credit losses
Remeasurement (1)	(677)	883	1,332	1,538	(600)	744	801	945
Newly originated or purchased financial assets	290	–	–	290	291	–	–	291
Derecognition of financial assets and maturities	(77)	(135)	–	(212)	(80)	(120)	–	(200)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	608	(577)	(31)	–	538	(510)	(28)	–
Stage 2	(213)	340	(127)	–	(180)	274	(94)	–
Stage 3	(7)	(444)	451	–	(4)	(331)	335	–
Gross write-offs	–	–	(1,737)	(1,737)	–	–	(1,195)	(1,195)
Recoveries	–	–	228	228	–	–	236	236
Foreign exchange and other movements	(8)	(25)	(42)	(75)	59	77	51	187
Balance at end of period	$1,242	$2,289	$1,236	$4,767	$1,322	$1,998	$1,063	$4,383
Non-retail loans:
Business and government
Balance at beginning of period	$635	$403	$748	$1,786	$322	$320	$695	$1,337
Provision for credit losses
Remeasurement (1)	(49)	142	290	383	66	29	184	279
Newly originated or purchased financial assets	426	–	–	426	191	–	–	191
Derecognition of financial assets and maturities	(382)	(62)	(4)	(448)	(154)	(15)	(12)	(181)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	77	(77)	–	–	42	(42)	–	–
Stage 2	(52)	54	(2)	–	(17)	22	(5)	–
Stage 3	–	(8)	8	–	–	(2)	2	–
Gross write-offs	–	–	(220)	(220)	–	–	(177)	(177)
Recoveries	–	–	36	36	–	–	21	21
Foreign exchange and other movements	(2)	(5)	(58)	(65)	6	10	(4)	12
Balance at end of period including off-balance sheet exposures	$653	$447	$798	$1,898	$456	$322	$704	$1,482
Less: Allowance for credit losses on off-balance sheet exposures (2)	(103)	(21)	(34)	(158)	(81)	(32)	(16)	(129)
Balance at end of period (2)	$550	$426	$764	$1,740	$375	$290	$688	$1,353
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2024	73

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at April 30, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$204,771	$1,458	$–	$206,229	$202,322	$957	$–	$203,279
Low	82,307	869	–	83,176	88,909	877	–	89,786
Medium	19,549	1,503	–	21,052	19,758	1,385	–	21,143
High	3,531	4,200	–	7,731	3,424	3,428	–	6,852
Very high	63	2,581	–	2,644	63	2,242	–	2,305
Loans not graded (2)	19,966	1,192	–	21,158	17,792	1,161	–	18,953
Default	–	–	2,178	2,178	–	–	1,864	1,864
Total	$330,187	$11,803	$2,178	$344,168	$332,268	$10,050	$1,864	$344,182
Allowance for credit losses	259	349	580	1,188	265	321	498	1,084
Carrying value	$329,928	$11,454	$1,598	$342,980	$332,003	$9,729	$1,366	$343,098
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at April 30, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$29,930	$179	$–	$30,109	$29,849	$211	$–	$30,060
Low	26,494	462	–	26,956	27,594	558	–	28,152
Medium	9,810	428	–	10,238	8,725	599	–	9,324
High	8,837	3,387	–	12,224	8,369	3,529	–	11,898
Very high	139	2,584	–	2,723	125	2,177	–	2,302
Loans not graded (2)	20,242	1,861	–	22,103	19,427	1,831	–	21,258
Default	–	–	1,175	1,175	–	–	1,176	1,176
Total	$95,452	$8,901	$1,175	$105,528	$94,089	$8,905	$1,176	$104,170
Allowance for credit losses	626	1,058	656	2,340	647	1,103	664	2,414
Carrying value	$94,826	$7,843	$519	$103,188	$93,442	$7,802	$512	$101,756
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at April 30, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,998	$46	$–	$2,044	$1,989	$42	$–	$2,031
Low	3,507	72	–	3,579	3,329	89	–	3,418
Medium	4,218	141	–	4,359	4,262	116	–	4,378
High	3,259	1,514	–	4,773	3,239	1,310	–	4,549
Very high	29	765	–	794	38	820	–	858
Loans not graded (1)	1,332	698	–	2,030	1,290	585	–	1,875
Default	–	–	–	–	–	–	–	–
Total	$14,343	$3,236	$–	$17,579	$14,147	$2,962	$–	$17,109
Allowance for credit losses	357	882	–	1,239	414	823	–	1,237
Carrying value	$13,986	$2,354	$–	$16,340	$13,733	$2,139	$–	$15,872
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at April 30, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$109,005	$4	$–	$109,009	$104,488	$3	$–	$104,491
Low	20,535	7	–	20,542	20,037	1	–	20,038
Medium	8,208	26	–	8,234	8,518	11	–	8,529
High	3,803	431	–	4,234	3,814	421	–	4,235
Very high	62	355	–	417	68	296	–	364
Loans not graded (1)	9,171	1,968	–	11,139	9,522	1,894	–	11,416
Default	–	–	–	–	–	–	–	–
Carrying value	$150,784	$2,791	$–	$153,575	$146,447	$2,626	$–	$149,073
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

74	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at April 30, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$345,704	$1,687	$–	$347,391	$338,648	$1,213	$–	$339,861
Low	132,843	1,410	–	134,253	139,869	1,525	–	141,394
Medium	41,785	2,098	–	43,883	41,263	2,111	–	43,374
High	19,430	9,532	–	28,962	18,846	8,688	–	27,534
Very high	293	6,285	–	6,578	294	5,535	–	5,829
Loans not graded (2)	50,711	5,719	–	56,430	48,031	5,471	–	53,502
Default	–	–	3,353	3,353	–	–	3,040	3,040
Total	$590,766	$26,731	$3,353	$620,850	$586,951	$24,543	$3,040	$614,534
Allowance for credit losses	1,242	2,289	1,236	4,767	1,326	2,247	1,162	4,735
Carrying value	$589,524	$24,442	$2,117	$616,083	$585,625	$22,296	$1,878	$609,799
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at April 30, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$155,470	$875	$–	$156,345	$160,148	$1,205	$–	$161,353
Non-investment grade	118,108	7,905	–	126,013	114,192	7,705	–	121,897
Watch list	16	4,718	–	4,734	28	3,340	–	3,368
Loans not graded (2)	2,604	16	–	2,620	2,500	18	–	2,518
Default	–	–	3,046	3,046	–	–	2,686	2,686
Total	$276,198	$13,514	$3,046	$292,758	$276,868	$12,268	$2,686	$291,822
Allowance for credit losses	550	426	764	1,740	535	383	719	1,637
Carrying value	$275,648	$13,088	$2,282	$291,018	$276,333	$11,885	$1,967	$290,185
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at April 30, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$239,954	$1,555	$–	$241,509	$240,044	$1,673	$–	$241,717
Non-investment grade	61,897	4,061	–	65,958	62,634	5,288	–	67,922
Watch list	3	817	–	820	1	1,103	–	1,104
Loans not graded (2)	5,301	–	–	5,301	5,205	–	–	5,205
Default	–	–	102	102	–	–	109	109
Total	$307,155	$6,433	$102	$313,690	$307,884	$8,064	$109	$316,057
Allowance for credit losses	103	21	34	158	100	20	29	149
Carrying value	$307,052	$6,412	$68	$313,532	$307,784	$8,044	$80	$315,908
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at April 30, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$395,424	$2,430	$–	$397,854	$400,192	$2,878	$–	$403,070
Non-investment grade	180,005	11,966	–	191,971	176,826	12,993	–	189,819
Watch list	19	5,535	–	5,554	29	4,443	–	4,472
Loans not graded (2)	7,905	16	–	7,921	7,705	18	–	7,723
Default	–	–	3,148	3,148	–	–	2,795	2,795
Total	$583,353	$19,947	$3,148	$606,448	$584,752	$20,332	$2,795	$607,879
Allowance for credit losses	653	447	798	1,898	635	403	748	1,786
Carrying value	$582,700	$19,500	$2,350	$604,550	$584,117	$19,929	$2,047	$606,093
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Second Quarter Report 2024	75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at April 30, 2024 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,433	$694	$–	$2,127
Personal loans	689	374	–	1,063
Credit cards	247	181	404	832
Business and government	231	89	–	320
Total	$2,600	$1,338	$404	$4,342

	As at January 31, 2024 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,374	$647	$–	$2,021
Personal loans	638	387	–	1,025
Credit cards	251	193	373	817
Business and government	153	42	–	195
Total	$2,416	$1,269	$373	$4,058

	As at October 31, 2023 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,329	$617	$–	$1,946
Personal loans	648	360	–	1,008
Credit cards	238	157	345	740
Business and government	159	57	–	216
Total	$2,374	$1,191	$345	$3,910
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	April 30 2024	January 31 2024	October 31 2023
Unpaid principal balance (1)	$252	$251	$307
Credit related fair value adjustments	(32)	(61)	(87)
Carrying value	220	190	220
Stage 3 allowance	(1)	(1)	(1)
Carrying value net of related allowance	$219	$189	$219
(1)	Represents principal amount owed net of write-offs.

9.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial
Position
.

76	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2024 (1)	January 31 2024 (1)	October 31 2023 (1)
Assets
Carrying value of residential mortgage loans	$11,564	$12,125	$13,508
Other related assets (2)	8,032	7,938	8,600
Liabilities
Carrying value of associated liabilities	$19,183	$19,320	$20,222
(1)
The fair value of the transferred assets is $19,068 (January 31, 2024 – $19,658 and October 31, 2023 – $20,264) and the fair value of the associated liabilities is $18,430 (January 31, 2024 – $18,692 and October 31, 2023 – $19,265) for a net position of $638 (January 31, 2024 – $966 and October 31, 2023 – $999).

(2)
These include cash held in trust and trust-permitted investment assets, including repurchase-type transactions of mortgage-backed securities, included in the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card loans
The Bank securitizes a portion of its Canadian credit card receivables through a consolidated structured entity. These receivables continue to be recognized on the Consolidated Statement of Financial Position as credit card loans. During the quarter, the Bank did not enter into any new securitization arrangements.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2024 (1)	January 31 2024 (1)	October 31 2023 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$152,118	$140,136	$140,296
Securities lending agreements	55,105	57,291	56,174
Total	207,223	197,427	196,470
Carrying value of associated liabilities (3)	$173,602	$162,115	$160,007
(1)
The fair value of transferred assets is $207,223 (January 31, 2024 – $197,427 and October 31, 2023 – $196,470) and the fair value of the associated liabilities is $173,602 (January 31, 2024 – $162,115 and October 31, 2023 – $160,007) for a net position of $33,621 (January 31, 2024 – $35,312 and October 31, 2023 – $36,463).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

10.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					April 30 2024	January 31 2024	October 31 2023
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
Bank of Xi’an Co. Ltd. (2)	China	Banking	18.11%	March 31, 2024	$938	$901	$895
Maduro & Curiel’s Bank N.V. (3)	Curacao	Banking	48.10%	March 31, 2024	498	485	489
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $548 (January 31, 2024 – $513; October 31, 2023 – $529). The market value of the investment has remained below the carrying amount. The Bank performed an impairment test as at April 30, 2024 using a value in use (VIU) discounted cash flow model. The Bank concluded that there is no impairment for the period ended April 30, 2024 (January 31, 2024 –
nil; October 31, 2023 – $185).

(3)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2024, these reserves amounted to $73 (January 31, 2024 - $70; October 31, 2023 – $71).

Scotiabank Second Quarter Report 2024	77

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	April 30, 2024						January 31 2024	October 31 2023
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total
Personal	$5,090	$10,724	$141,514		$134,789	$292,117	$292,576	$288,617
Business and government	170,612	32,859	54,292		347,694	605,457	597,114	612,267
Financial institutions	9,886	886	2,306		31,376	44,454	50,083	51,449
	$185,588	$44,469	$198,112	(4)	$513,859	$942,028	$939,773	$952,333
Recorded in:
Canada	$139,431	$24,004	$159,897		$357,157	$680,489	$672,204	$679,196
United States	36,564	46	4		53,785	90,399	96,041	96,807
United Kingdom	–	–	260		22,575	22,835	25,418	21,562
Mexico	92	7,536	15,029		20,646	43,303	41,907	41,424
Peru	4,606	55	5,569		6,038	16,268	15,591	15,860
Chile	1,188	4,927	144		17,068	23,327	22,056	23,724
Colombia	36	551	4,272		5,159	10,018	9,541	9,580
Other International	3,671	7,350	12,937		31,431	55,389	57,015	64,180
Total (5)	$185,588	$44,469	$198,112		$513,859	$942,028	$939,773	$952,333
(1)	Deposits payable on demand include all deposits for which the Bank does not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank requires notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $120 (January 31, 2024 – $123; October 31, 2023 – $123) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $304,171 (January 31, 2024 – $306,198; October 31, 2023 – $320,088), deposits denominated in Chilean pesos amount to $19,590 (January 31, 2024 – $18,559; October 31, 2023 – $20,200), deposits denominated in Mexican pesos amount to $39,429 (January 31, 2024 – $38,651; October 31, 2023 – $38,127) and deposits denominated in other foreign currencies amount to $112,707 (January 31, 2024 – $116,160; October 31, 2023 – $116,926).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2024	$65,328	$34,442	$65,985	$118,006	$17,999	$301,760
As at January 31, 2024	$69,124	$35,016	$60,356	$127,447	$18,054	$309,997
As at October 31, 2023	$66,726	$39,525	$62,675	$130,384	$19,021	$318,331
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions
Common shares

	For the three months ended
	April 30, 2024		April 30, 2023
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,222,127,412	$20,599	1,191,751,567	$18,732
Issued in relation to share-based payments, net	57,036	4	21,931	2
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	7,385,149	463	6,401,014	426
Outstanding at end of period	1,229,569,597	$21,066	1,198,174,512	$19,160

	For the six months ended
	April 30, 2024		April 30, 2023
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,214,044,420	$20,109	1,191,375,095	$18,707
Issued in relation to share-based payments, net	115,078	8	398,403	27
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	15,410,099	949	6,401,014	426
Outstanding at end of period	1,229,569,597	$21,066	1,198,174,512	$19,160
(1)
Commencing with the dividend declared on February 28, 2023 and paid on April 26, 2023, the Bank issued to participants of the Shareholder Dividend and Share Purchase Plan (the Plan), common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.

78	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	April 30 2024	January 31 2024	October 31 2023
	Revised Basel III	Revised Basel III	Revised Basel III
Capital (1)(2)
Common Equity Tier 1 capital	$59,403	$58,060	$57,041
Net Tier 1 capital	68,282	66,952	65,223
Total regulatory capital	76,789	75,401	75,651
Total loss absorbing capacity (TLAC) (3)	129,939	130,445	134,504
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(2)(4)	$450,191	$451,018	$440,017
Leverage exposures (5)	1,555,486	1,547,503	1,562,963
Regulatory ratios (1)(2)
Common Equity Tier 1 capital ratio	13.2%	12.9%	13.0%
Tier 1 capital ratio	15.2%	14.8%	14.8%
Total capital ratio	17.1%	16.7%	17.2%
Total loss absorbing capacity ratio (3)	28.9%	28.9%	30.6%
Leverage ratio (5)	4.4%	4.3%	4.2%
Total loss absorbing capacity leverage ratio (3)	8.4%	8.4%	8.6%
(1)	Regulatory ratios and amounts reported are under Revised Basel III requirements.
(2)
Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The prior year regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(4)
As at April 30, 2024, the Bank did not have a regulatory capital floor add-on to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA ($
7.8
billion as at January 31, 2024; as at October 31, 2023, the Bank
did not have a regulatory capital floor
add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(5)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at April 30, 2024, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at April
30
, 2024.

14.	Share-based payments
During the first quarter, the Bank granted 2,675,932 options with an exercise price of $59.99 per option and a weighted average fair value of $7.67 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.
The Bank recorded an increase to equity – other reserves of
nil
for the three months ended April 30, 2024 and $
10
million for the six months ended April 30, 2024 (April 30, 2023 – $
2 million and $11 million), as a result of equity-classified share-based payment expense.

15.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	January 31 2024	April 30 2023
Defined benefit service cost	$51	$52	$55	$4	$5	$5
Interest on net defined benefit (asset) liability	(7)	(8)	(8)	17	17	16
Other	3	3	3	(1)	3	–
Defined benefit expense	$47	$47	$50	$20	$25	$21
Defined contribution expense	$45	$46	$40	$–	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$(264)	$472	$(222)	$(25)	$58	$(3)

Scotiabank Second Quarter Report 2024	79

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Defined benefit service cost	$103	$110	$9	$10
Interest on net defined benefit (asset) liability	(15)	(17)	34	32
Other	6	6	2	2
Defined benefit expense	$94	$99	$45	$44
Defined contribution expense	$91	$77	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$208	$(392)	$33	$(52)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

	For the three months ended April 30, 2024
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$2,634	$2,261	$225	$331	$(757)	$4,694
Non-interest income (5)(6)	702	731	1,189	990	41	3,653
Total revenues	3,336	2,992	1,414	1,321	(716)	8,347
Provision for credit losses	428	566	7	5	1	1,007
Depreciation and amortization	143	142	47	62	16	410
Other non-interest expenses	1,375	1,395	848	719	(36)	4,301
Provision for income taxes	382	194	130	107	(276)	537
Net income	$1,008	$695	$382	$428	$(421)	$2,092
Net income attributable to non-controlling interests in subsidiaries	$–	$24	$2	$–	$–	$26
Net income attributable to equity holders of the Bank	$1,008	$671	$380	$428	$(421)	$2,066
Average assets ($ billions)	$445	$235	$35	$494	$202	$1,411
Average liabilities ($ billions)	$389	$183	$41	$470	$247	$1,330
(1)
Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment. Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up.

(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income
a
nd provision for income taxes of $
4
to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(7), International Banking – $ 57, Global Wealth Management – $5, and Other – $2.

80	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2024
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$2,653	$2,246	$221	$354	$(701)	$4,773
Non-interest income (5)(6)	734	857	1,144	1,025	(100)	3,660
Total revenues	3,387	3,103	1,365	1,379	(801)	8,433
Provision for credit losses	378	574	5	5	–	962
Depreciation and amortization	147	143	47	62	22	421
Other non-interest expenses	1,351	1,428	815	739	(15)	4,318
Provision for income taxes	416	190	127	134	(334)	533
Net income	$1,095	$768	$371	$439	$(474)	$2,199
Net income attributable to non-controlling interests in subsidiaries	$–	$22	$3	$–	$–	$25
Net income attributable to equity holders of the Bank	$1,095	$746	$368	$439	$(474)	$2,174
Average assets ($ billions)	$445	$236	$35	$505	$202	$1,423
Average liabilities ($ billions)	$393	$184	$40	$476	$251	$1,344
(1)
Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment. Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up.

(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $43 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for International Banking – $60, Global Wealth Management – $4, and Other – $(18).

	For the three months ended April 30, 2023
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$2,342	$1,999	$209	$384	$(474)	$4,460
Non-interest income (5)(6)	786	743	1,091	968	(135)	3,453
Total revenues	3,128	2,742	1,300	1,352	(609)	7,913
Provision for credit losses	218	436	2	53	–	709
Depreciation and amortization	147	142	45	54	24	412
Other non-interest expenses	1,309	1,336	773	698	46	4,162
Provision for income taxes	399	171	124	146	(356)	484
Net income	$1,055	$657	$356	$401	$(323)	$2,146
Net income attributable to non-controlling interests in subsidiaries	$–	$21	$3	$–	$–	$24
Net income attributable to equity holders of the Bank	$1,055	$636	$353	$401	$(323)	$2,122
Average assets ($ billions)	$451	$239	$34	$488	$179	$1,391
Average liabilities ($ billions)	$367	$181	$41	$446	$278	$1,313
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $119 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $25, International Banking – $69, Global Wealth Management – $5, and Other – $(35).

Scotiabank Second Quarter Report 2024	81

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2024
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$5,287	$4,507	$446	$685	$(1,458)	$9,467
Non-interest income (5)(6)	1,436	1,588	2,333	2,015	(59)	7,313
Total revenues	6,723	6,095	2,779	2,700	(1,517)	16,780
Provision for credit losses	806	1,140	12	10	1	1,969
Depreciation and amortization	290	285	94	124	38	831
Other non-interest expenses	2,726	2,823	1,663	1,458	(51)	8,619
Provision for income taxes	798	384	257	241	(610)	1,070
Net income	$2,103	$1,463	$753	$867	$(895)	$4,291
Net income attributable to non-controlling interests in subsidiaries	$–	$46	$5	$–	$–	$51
Net income attributable to equity holders of the Bank	$2,103	$1,417	$748	$867	$(895)	$4,240
Average assets ($ billions)	$445	$236	$35	$500	$201	$1,417
Average liabilities ($ billions)	$391	$183	$40	$473	$251	$1,338
(1)
Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment. Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up.

(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non
-in
terest
income and provision for income taxes of $47 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(7), International Banking – $117, Global Wealth Management – $9, and Other – $(16).

	For the six months ended April 30, 2023
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$4,729	$3,891	$422	$838	$(857)	$9,023
Non-interest income (5)(6)	1,562	1,535	2,201	2,017	(463)	6,852
Total revenues	6,291	5,426	2,623	2,855	(1,320)	15,875
Provision for credit losses	436	840	3	68	–	1,347
Depreciation and amortization	291	281	89	107	50	818
Other non-interest expenses	2,614	2,630	1,531	1,418	24	8,217
Provision for income taxes	809	339	257	342	(158)	1,589
Net income	$2,141	$1,336	$743	$920	$(1,236)	$3,904
Net income attributable to non-controlling interests in subsidiaries	$–	$56	$5	$–	$–	$61
Net income attributable to equity holders of the Bank	$2,141	$1,280	$738	$920	$(1,236)	$3,843
Average assets ($ billions)	$450	$233	$34	$484	$185	$1,386
Average liabilities ($ billions)	$362	$175	$42	$450	$280	$1,309
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $239 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $40, International Banking – $132, Global Wealth Management – $8, and Other – $(100).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest income and expense

	For the three months ended												For the six months ended
	April 30, 2024 (1)				January 31, 2024 (1)				April 30, 2023 (1)				April 30, 2024 (1)				April 30, 2023 (1)
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (2)	$13,321		$10,452		$13,539		$10,614		$12,463		$9,357		$26,860		$21,066		$24,360		$17,902
Measured at FVOCI (2)	1,455		–		1,359		–		921		–		2,814		–		1,734		–
	14,776		10,452		14,898		10,614		13,384		9,357		29,674		21,066		26,094		17,902
Other	436	(3)	66	(4)	541	(3)	52	(4)	486	(3)	53	(4)	977	(3)	118	(4)	932	(3)	101	(4)
Total	$15,212		$10,518		$15,439		$10,666		$13,870		$9,410		$30,651		$21,184		$27,026		$18,003
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(3)	Includes dividend income on equity securities.
(4)
Includes interest on lease liabilities for the three months ended April 30, 2024 – $30 (January 31, 2024 – $30; April 30, 2023 – $29) and for the six months ended April 30, 2024 – $60 (April 30, 2023 – $55) and insurance finance expense for the three months ended April 30, 2024 – $8 (January 31, 2024 – $7; April 30, 2023 – $7) and for the six months ended April 30, 2024 – $15 (April 30, 2023 – $13).

18.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2024 (1)	January 31 2024 (1)	April 30 2023 (1)	April 30 2024 (1)	April 30 2023 (1)
Basic earnings per common share
Net income attributable to common shareholders	$1,943	$2,066	$2,018	$4,009	$3,638
Weighted average number of common shares outstanding (millions)	1,223	1,214	1,192	1,218	1,192
Basic earnings per common share (2) (in dollars)	$1.59	$1.70	$1.69	$3.29	$3.05
Diluted earnings per common share
Net income attributable to common shareholders	$1,943	$2,066	$2,018	$4,009	$3,638
Dilutive impact of share-based payment options and others (3)	(15)	(15)	(12)	(30)	(16)
Net income attributable to common shareholders (diluted)	$1,928	$2,051	$2,006	$3,979	$3,622
Weighted average number of common shares outstanding (millions)	1,223	1,214	1,192	1,218	1,192
Dilutive impact of share-based payment options and others (3) (millions)	5	7	5	7	7
Weighted average number of diluted common shares outstanding (millions)	1,228	1,221	1,197	1,225	1,199
Diluted earnings per common share (2) (in dollars)	$1.57	$1.68	$1.68	$3.25	$3.02
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2023.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures.

Exposure at default (1)	As at
	April 30, 2024			January 31 2024	October 31 2023
	Revised Basel III			Revised Basel III	Revised Basel III
($ millions)	IRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$466,011	$71,930	$537,941	$544,248	$557,552
Undrawn commitments	92,922	6,567	99,489	99,179	103,721
Other exposures (4)	121,098	8,558	129,656	125,987	125,367
Total non-retail	$680,031	$87,055	$767,086	$769,414	$786,640
Retail (5)
Drawn	$290,056	$118,153	$408,209	$401,647	$403,635
Undrawn commitments	108,498	9,187	117,685	115,270	108,354
Other exposures	–	59	59	55	58
Total retail	$398,554	$127,399	$525,953	$516,972	$512,047
Total	$1,078,585	$214,454	$1,293,039	$1,286,386	$1,298,687
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail drawn exposures include government guaranteed and privately insured mortgages and retail loans.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.
Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2023.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2024, 25% (January 31, 2024 – 26%; October 31, 2023 – 26%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 51% (January 31, 2024 – 50%; October 31, 2023 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $127 billion as at April 30, 2024 (January 31, 2024 – $124 billion; October 31, 2023 – $125 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $66 billion (January 31, 2024 – $64 billion; October 31, 2023 – $65 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at April 30, 2024, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $55 million (January 31, 2024 – $61 million; April 30, 2023 – $71 million) in the absence of hedging activity, due primarily from exposure to U.S.
dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency. The remaining impact is mostly from exposures to Latin American currencies.
A similar change in the Canadian dollar as at April 30, 2024, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $353 million (January 31, 2024 – $345 million; April 30, 2023 – $325 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.
Trading portfolio risk management
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In conjunction with the Bank’s implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, additional portfolios have been included in the VaR calculation. Prior periods have been restated to reflect this change. The table below shows the Bank’s VaR by risk factor:

	For the three months ended			As at
	April 30, 2024			April 30	January 31	April 30
($ millions)	Average	High	Low	2024	2024	2023
Credit spread plus interest rate	$15.8	$34.3	$10.9	$17.9	$19.3	$19.1
Credit spread	9.6	13.6	6.1	12.3	9.6	7.4
Interest rate	15.4	26.9	7.9	23.0	7.8	17.4
Equities	5.4	8.3	4.0	4.9	4.8	4.3
Foreign exchange	3.9	6.8	1.2	2.5	5.2	4.2
Commodities	2.6	4.1	1.6	1.7	3.4	4.6
Debt specific	3.2	4.2	2.6	2.8	4.0	3.2
Diversification effect	(12.9)	n/a	n/a	(11.0)	(18.2)	(13.5)
Total VaR	$18.0	$24.2	$14.7	$18.8	$18.5	$21.9
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.

The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended				As at
($ millions)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	January 31 2024	April 30 2023	April 30 2024	January 31 2024	April 30 2023
Liabilities
Senior note liabilities (3)	$32,987	$32,074	$26,935	$1,058	$(4,254)	$2,104	$5,459	$4,401	$6,473
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at April 30, 2024	$38,446	$32,987	$5,459	$(474)	$(994)
As at January 31, 2024	$36,475	$32,074	$4,401	$(411)	$(520)
As at April 30, 2023	$33,408	$26,935	$6,473	$1,661	$1,800
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2023 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2024 (1)		January 31, 2024 (1)		October 31, 2023 (1)
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$58,631	$58,631	$67,249	$67,249	$90,312	$90,312
Trading assets	132,280	132,280	126,387	126,387	117,868	117,868
Securities purchased under resale agreements and securities borrowed	192,858	192,858	199,061	199,061	199,325	199,325
Derivative financial instruments	44,856	44,856	39,611	39,611	51,340	51,340
Investment securities – FVOCI and FVTPL	112,739	112,739	106,153	106,153	86,253	86,253
Investment securities – amortized cost	30,452	32,045	32,906	34,106	29,816	31,984
Loans	743,991	753,526	733,784	743,892	736,366	750,911
Customers’ liability under acceptances	9,117	9,117	15,998	15,998	18,628	18,628
Other financial assets	24,644	24,644	23,879	23,879	26,614	26,614
Liabilities:
Deposits	935,374	942,028	932,140	939,773	942,112	952,333
Financial instruments designated at fair value through profit or loss	32,987	32,987	32,074	32,074	26,779	26,779
Acceptances	9,205	9,205	16,094	16,094	18,718	18,718
Obligations related to securities sold short	37,780	37,780	43,621	43,621	36,403	36,403
Derivative financial instruments	52,861	52,861	47,134	47,134	58,660	58,660
Obligations related to securities sold under repurchase agreements and securities lent	173,602	173,602	162,115	162,115	160,007	160,007
Subordinated debentures	8,017	8,129	7,896	7,984	9,358	9,693
Other financial liabilities	44,623	45,634	46,496	47,910	49,363	51,302
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	April 30, 2024				January 31, 2024
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$1,253	$–	$1,253	$–	$807	$–	$807
Trading assets
Loans	–	7,133	8	7,141	–	7,640	–	7,640
Canadian federal government and government guaranteed debt	14,682	2,758	–	17,440	13,847	3,471	–	17,318
Canadian provincial and municipal debt	5,941	3,963	–	9,904	6,423	2,898	–	9,321
U.S. treasury and other U.S. agencies’ debt	12,825	1	–	12,826	10,458	–	–	10,458
Other foreign governments’ debt	716	11,604	–	12,320	1,437	11,385	–	12,822
Corporate and other debt	4,263	6,755	–	11,018	2,957	9,877	–	12,834
Equity securities	59,506	73	4	59,583	53,957	149	5	54,111
Other	–	2,048	–	2,048	–	1,883	–	1,883
	$97,933	$34,335	$12	$132,280	$89,079	$37,303	$5	$126,387
Investment securities (2)
Canadian federal government and government guaranteed debt	$11,531	$6,641	$–	$18,172	$8,255	$8,279	$–	$16,534
Canadian provincial and municipal debt	7,399	7,084	–	14,483	8,141	4,987	–	13,128
U.S. treasury and other U.S. agencies’ debt	38,902	5,037	–	43,939	34,628	5,272	–	39,900
Other foreign governments’ debt	2,749	26,437	–	29,186	3,293	26,355	–	29,648
Corporate and other debt	60	3,119	42	3,221	315	2,445	41	2,801
Equity securities	1,657	334	1,747	3,738	2,034	317	1,791	4,142
	$62,298	$48,652	$1,789	$112,739	$56,666	$47,655	$1,832	$106,153
Derivative financial instruments
Interest rate contracts	$–	$13,779	$–	$13,779	$–	$11,844	$6	$11,850
Foreign exchange and gold contracts	–	24,424	–	24,424	–	21,889	–	21,889
Equity contracts	77	3,660	14	3,751	271	2,778	24	3,073
Credit contracts	–	295	2	297	–	256	2	258
Commodity contracts	–	2,599	6	2,605	–	2,532	9	2,541
	$77	$44,757	$22	$44,856	$271	$39,299	$41	$39,611
Liabilities:
Deposits (3)	$–	$21	$–	$21	$–	$69	$–	$69
Financial liabilities designated at fair value through profit or loss	–	32,987	–	32,987	–	32,074	–	32,074
Obligations related to securities sold short	31,587	6,193	–	37,780	34,957	8,664	–	43,621

Derivative financial instruments
Interest rate contracts	–	21,956	–	21,956	–	19,072	–	19,072
Foreign exchange and gold contracts	–	24,447	–	24,447	–	21,617	–	21,617
Equity contracts	138	3,327	12	3,477	325	3,448	12	3,785
Credit contracts	–	25	1	26	–	25	1	26
Commodity contracts	–	2,946	9	2,955	–	2,628	6	2,634
	$138	$52,701	$22	$52,861	$325	$46,790	$19	$47,134
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $32,045 (January 31, 2024 – $34,106).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2023
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$937	$–	$937
Trading assets
Loans	–	7,540	4	7,544
Canadian federal government and government guaranteed debt	13,766	3,603	–	17,369
Canadian provincial and municipal debt	5,299	4,154	–	9,453
U.S. treasury and other U.S. agencies’ debt	11,218	–	–	11,218
Other foreign governments’ debt	19	10,626	–	10,645
Corporate and other debt	3,431	7,748	–	11,179
Equity securities	47,665	67	16	47,748
Other	–	2,712	–	2,712
	$81,398	$36,450	$20	$117,868
Investment securities (2)
Canadian federal government and government guaranteed debt	$7,674	$4,713	$–	$12,387
Canadian provincial and municipal debt	3,695	3,451	–	7,146
U.S. treasury and other U.S. agencies’ debt	25,058	3,640	–	28,698
Other foreign governments’ debt	2,527	28,891	–	31,418
Corporate and other debt	–	2,512	40	2,552
Equity securities	2,010	333	1,709	4,052
	$40,964	$43,540	$1,749	$86,253
Derivative financial instruments
Interest rate contracts	$–	$15,942	$–	$15,942
Foreign exchange and gold contracts	–	29,465	2	29,467
Equity contracts	54	3,066	27	3,147
Credit contracts	–	342	2	344
Commodity contracts	–	2,430	10	2,440
	$54	$51,245	$41	$51,340
Liabilities:
Deposits (3)	$–	$(95)	$–	$(95)
Financial liabilities designated at fair value through profit or loss	–	26,779	–	26,779
Obligations related to securities sold short	29,921	6,482	–	36,403

Derivative financial instruments
Interest rate contracts	–	25,079	2	25,081
Foreign exchange and gold contracts	–	28,013	–	28,013
Equity contracts	135	3,106	17	3,258
Credit contracts	–	27	1	28
Commodity contracts	–	2,274	6	2,280
	$135	$58,499	$26	$58,660
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $31,984.
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amoritized cost.
Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at April 30, 2024, in the fair value hierarchy comprised of loans
, corporate bonds, equity securities and derivatives.

88	Scotiabank Second Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2024.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2024
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)

Trading assets
Loans	$–	$–	$–	$–	$–	$8	$8	$–
Equity securities	5	(1)	–	1	(1)	–	4	(1)
	5	(1)	–	1	(1)	8	12	(1)
Investment securities
Corporate and other debt	41	(4)	(2)	7	–	–	42	(4)
Equity securities	1,791	64	(101)	51	(57)	(1)	1,747	64
	1,832	60	(103)	58	(57)	(1)	1,789	60
Derivative financial instruments – assets
Interest rate contracts	6	–	–	–	–	(6)	–	–
Equity contracts	24	(3)	–	1	–	(8)	14	(3	) (2)
Credit contracts	2	–	–	–	–	–	2	–
Commodity contracts	9	(3)	–	–	–	–	6	(3)

Derivative financial instruments – liabilities
Equity contracts	(12)	(1)	–	–	1	–	(12)	(1	) (2)
Credit contracts	(1)	–	–	–	–	–	(1)	–
Commodity contracts	(6)	(3)	–	–	–	–	(9)	(3)
	22	(10)	–	1	1	(14)	–	(10)
Total	$1,859	$49	$(103)	$60	$(57)	$(7)	$1,801	$49
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2024 and October 31, 2023.

	As at January 31, 2024
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$20	$–	$–	$2	$(14)	$(3)	$5
Investment securities	1,749	1	78	73	(74)	5	1,832
Derivative financial instruments	15	(1)	–	4	(2)	6	22
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2023
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$1	$–	$–	$1	$–	$18	$20
Investment securities	1,807	(11)	3	84	(29)	(105)	1,749
Derivative financial instruments	18	(6)	–	2	–	1	15
Obligations related to securities sold short	(1)	–	–	–	1	–	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Scotiabank Second Quarter Report 2024	89

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended April 30, 2024:

•	Trading assets of $3,279 million, investment securities of $1,919 million and obligations related to securities sold short of $510 million were transferred out of Level 2 into Level 1.

•	Trading assets of $994 million, investment securities of $2,497 million and obligations related to securities sold short of $102 million were transferred out of Level 1 into Level 2.
During the three months ended January 31, 2024:

•	Trading assets of $851 million, investment securities of $2,582 million and obligations related to securities sold short of $94 million were transferred out of Level 2 into Level 1.

•	Trading assets of $2,356 million, investment securities of $3,924 million and obligations related to securities sold short of $783 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2023:

•	Trading assets of $1,937 million, investment securities of $2,034 million and obligations related to securities sold short of $149 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,184 million, investment securities of $647 million and obligations related to securities sold short of $279 million were transferred out of Level 1 into Level 2.
There were no significant
transfers into and out of Level 3 during the three months ended April 30, 2024 and January 31, 2024.
During the three months ended October 31, 2023, Investments in equity securities of $108 million were transferred out of Level 3 into Level 2. Transfers were a result of the change in the observability of the price used for valuing the securities.
Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2023 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

20.	Corporate income taxes
Tax Assessments
The Bank received reassessments totaling $1,556 million (January 31, 2024 – $1,555 million) of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2018 taxation years. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed a Notice of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 taxation year. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018 taxation year totaling $2 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2018 taxation years totaling $551 million (January 31, 2024 – $551 million) of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2018 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
Canadian Federal Tax Measures
On April 16, 2024, the Federal Budget was released and included certain tax measures affecting the Bank as well as a recommitment of previously announced measures contained in the Fall Economic Statement Implementation Act, Bill C-59, including the denial of the dividend received deduction for financial institutions. Of particular note were proposals to amend the capital gains inclusion rate from
50
% to
66.7
% for gains realized after June 24, 2024. These proposed tax measures are not yet substantively enacted; however, in anticipation of the new measures coming into effect, the Bank no longer claims the dividend received deduction from January 1, 2024.
Global Minimum Tax
The Organisation for Economic
Co-operation
and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax
of 15
% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules. On May 2, 2024, the Federal Government introduced Bill C-69 containing the proposed Global Minimum Tax (GMT) Act for Canada. Once enacted, the legislation will apply to the Bank from fiscal year 2025 onwards.
The IASB previously issued amendments to IAS 12
Income Taxes
introducing a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
The Bank continues to assess the impact of presently enacted or substantively enacted legislation in applicable jurisdictions. The impact is not reasonably estimable at this time. Based on our current assessment, there are a limited number of jurisdictions where the transitional safe harbour does not apply. For the jurisdictions that the Bank cannot rely on the transitional safe harbour, the Bank is working on detailed calculations in accordance with the GMT rules.

90	Scotiabank Second Quarter Report 2024

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2024
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2024	January 29, 2024
April 2, 2024	April 26, 2024
July 3, 2024	July 29, 2024
October 2, 2024	October 29, 2024
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on May 28, 2024, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104,
or toll-free at
1-800-952-5114
using ID 4395771# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 28, 2024, to June 28, 2024, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 4197550#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
(416) 775-0798
E-mail: investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail: service@computershare.com
Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail: service@computershare.com

Scotiabank Second Quarter Report 2024	91

SHAREHOLDER INFORMATION

Street Courier/Address:
C/O: Shareholder Services
150 Royall Street
Canton, MA, USA 02021
Mailing Address:
PO Box 43078, Providence, RI, USA 02940-3078
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.